QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on November 12, 2004

Registration No. 333-116749

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Atlantic Express Transportation Corp.
Subsidiary Guarantors Listed On Schedule A Hereto
(Exact names of registrants as specified in their charters)

New York	4151	13-392-4567
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7 North Street
Staten Island, New York 10302-1205
(718) 442-7000
(Address, including zip code, and telephone number, including area code, of each of the registrants' principal executive offices)

Neil J. Abitabilo
Chief Financial Officer
7 North Street
Staten Island, New York 10302-1205
(718) 556-8079
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert A. Zuccaro, Esq.
Latham & Watkins LLP
885 Third Avenue Suite 1000
New York, New York 10022-4802
(212) 906-1200

        Approximate date of commencement of proposed exchange offer:    As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SCHEDULE A
SUBSIDIARY GUARANTORS

180 Jamaica Corp.
201 West Sotello Realty, Inc.
Airport Services, Inc.
Amboy Bus Co., Inc.
Atlantic Express Coachways, Inc.
Atlantic Express New England, Inc.
Atlantic Express of California, Inc.
Atlantic Express of Illinois, Inc.
Atlantic Express of L.A. Inc.
Atlantic Express of Missouri Inc.
Atlantic Express of New Jersey, Inc.
Atlantic Express of Pennsylvania, Inc.
Atlantic Express of South Carolina, Inc.
Atlantic Paratrans of Arizona, Inc.
Atlantic Paratrans of NYC, Inc.
Atlantic Paratrans of Pennsylvania, Inc.
Atlantic Paratrans, Inc.
Atlantic Queens Bus Corp.
Atlantic Transit, Corp.
Atlantic-Chittenango Real Property Corp.
Atlantic-Conn. Transit, Inc.
Atlantic-Hudson, Inc.
Block 7932, Inc.
Brookfield Transit Inc.
Central New York Reorganization Corp.
Courtesy Bus Co., Inc.
Fiore Bus Service, Inc.
Groom Transportation, Inc.
G.V.D. Leasing Co., Inc.
James McCarty Limo Service, Inc.
Jersey Bus Sales, Inc.
Jersey Business Land Co., Inc.
K. Corr, Inc.
McIntire Transportation, Inc.
Merit Transportation Corp.
Metro Affiliates, Inc.
Metropolitan Escort Service, Inc.
Midway Leasing Inc.
Mountain Transit, Inc.
R. Fiore Bus Service, Inc.
Raybern Bus Service, Inc.
Raybern Capital Corp.
Raybern Equity Corp.
Robert L. McCarthy & Son, Inc.
Staten Island Bus, Inc.
Temporary Transit Service, Inc.
T-NT Bus Service, Inc.
Transcomm, Inc.
Winsale, Inc.
Wrightholm Bus Line, Inc.

Subject to completion, dated November 12, 2004.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

ATLANTIC EXPRESS TRANSPORTATION CORP.

OFFER TO EXCHANGE

$105,000,000 principal amount of its 12% Series B Senior Secured Notes due 2008, which have been registered under the Securities Act,
for any and all of its outstanding 12% Series A Senior Secured Notes due 2008

$10,000,000 principal amount of its Series B Senior Secured Floating Rate Notes due 2008,
which have been registered under the Securities Act,
for any and all of its outstanding Series A Senior Secured Floating Rate Notes due 2008

        We are offering to exchange our 12% series B senior secured notes due 2008, or the "senior secured exchange notes," for our currently outstanding 12% series A senior secured notes due 2008, or the "senior secured outstanding notes," and our series B senior secured floating rate notes due 2008, or the "senior secured floating rate exchange notes," for our currently outstanding series A senior secured floating rate notes due 2008, or the "senior secured floating rate outstanding notes." The senior secured exchange notes and the senior secured floating rate exchange notes are collectively referred to in this prospectus as the "exchange notes." The senior secured outstanding notes and the senior secured floating rate outstanding notes are collectively referred to in this prospectus as the "outstanding notes." The exchange notes are substantially identical to the applicable series of outstanding notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the applicable series of outstanding notes and we will issue the exchange notes under the same applicable indenture. We refer to the outstanding notes and the exchange notes collectively in this prospectus as the "notes."

        On or after April 15, 2006, we may, at our option, redeem some or all of the notes and prior to April 15, 2006 we may, with the net proceeds of any public equity offering, redeem on one or more occasions up to 35% in aggregate principal amount of the notes originally issued, in each case at specified redemption prices plus accrued and unpaid interest as further described in "Description of the Exchange Notes—Redemption—Optional Redemption."

        The exchange notes will be fully guaranteed by substantially all of our existing and future domestic restricted subsidiaries and are secured as further described under "Description of the Exchange Notes—Collateral."

        The principal features of the exchange offer are as follows:

  •
  The exchange offer expires at 5:00 p.m., New York City time, on                        , 2004, unless extended.

  •
  We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

  •
  You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

  •
  The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

  •
  We will not receive any proceeds from the exchange offer.

  •
  We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

        Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

        Investing in the exchange notes involves risks. See "Risk Factors" beginning on page 16.

        Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	16
Where You Can Find More Information	32
Market-Share, Ranking and Other Data	32
Forward-Looking Statements	32
The Exchange Offer	34
Use of Proceeds	43
Capitalization	44
Selected Consolidated Financial and Other Data	45
Management's Discussion and Analysis of Financial Condition and Results of Operations	47
Business	63
Management	76
Principal Shareholders	80
Description of Capital Stock	82
Related Party Transactions	83
Description of Certain Indebtedness	86
The Reorganization	87
Description of the Exchange Notes	91
Book-Entry; Delivery and Form	144
Material United States Income Tax Consequences	146
Plan of Distribution	154
Validity of the Securities	155
Experts	155
Change in Independent Registered Public Accounting Firm	156
Available Information	157
Index to Consolidated Financial Statements	F-1

i

PROSPECTUS SUMMARY

        This summary does not include all information you should consider before participating in the exchange offer. Please review this prospectus in its entirety, including the financial statements and the risk factors before you decide to participate. Unless otherwise indicated, the terms "the company," "our company," "we," "our," "us" and similar expressions refer to Atlantic Express Transportation Corp., a New York corporation, and its predecessors and its subsidiaries. References to "AETG" refer to Atlantic Express Transportation Group Inc., our parent company. References to any "fiscal" year of our company refer to our fiscal year ended or ending on June 30 of such year.

The Company

Overview

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We also provide paratransit services for physically and mentally challenged passengers to public transit systems, and we offer fixed route transit, express commuter line and charter and tour bus services.

        We have been in operation for over 30 years and have grown from a small local bus company with a fleet of 16 buses to one of the largest national school bus transportation companies in the country with a fleet of approximately 6,400 vehicles as of June 30, 2004. We have focused on developing our favorable reputation in the areas of passenger safety, timeliness and quality of service, key factors used by school bus transportation administrators in selecting and renewing our services. We believe the expertise we have gained in our long operating history enables us to establish strong relationships with our customers and provides us with a competitive advantage when renewing contracts or bidding on new business. Customers representing 95.1% of our fiscal 2004 revenue from continuing operations have been with us for over five years.

        We generated revenues from continuing operations of $363.5 million for the fiscal year ended June 30, 2004 and EBITDA of $108.8 million for the same period. See note 2 of "Summary Consolidated Financial and Other Data" for the definition of EBITDA and a reconciliation of net income (loss) to EBITDA. Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $11.2 million for the fiscal year ended June 30, 2004, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $102.9 million during the year ended June 30, 2004. We generated a loss from operations of $6.6 million and had net income of $56.8 million for the fiscal year ended June 30, 2004. As of June 30, 2004, we had total assets of $256.3 million and total debt of $139.0 million.

        We derive our revenue from two segments:

        School Bus Operations (88.4% of revenues from continuing operations for the year ended June 30, 2004).    We have contracts to provide school bus transportation in 144 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. We generally provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students. As of June 30, 2004, we had a fleet of approximately 6,000 vehicles to service our school bus operations, consisting of school buses, minivans and cars, lift and ramp-equipped vehicles, coaches and service and support vehicles.

        Paratransit and Transit Operations (11.6% of revenues from continuing operations for the year ended June 30, 2004).    For fiscal year 2004, we have contracts to provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. We also reserve and schedule passenger service requests under our contract in Arizona.

The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter line and charter and tour bus services. As of June 30, 2004, we operated approximately 400 vehicles to service our paratransit and transit operations.

Industry Overview

        School Bus Transportation Industry.    The school bus transportation industry is characterized by contracts between transportation companies and the municipality seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the municipality. We believe that the following trends affecting the school bus transportation industry provide us with significant opportunities to execute our business strategy:

  •
  School Enrollment.    We believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, will lead to growth in the school bus transportation industry. According to a 2003 report by the National Center for Education Statistics enrollment in elementary and secondary schools increased from 45.4 million in 1988 to 53.9 million in 2001, an increase of 18.6%. According to the same source, enrollment in elementary and secondary schools is projected to increase through 2013. In addition, we believe that the demand for school bus transportation is generally insensitive to economic cycles and is fundamentally strong.

  •
  Highly Fragmented Market with Numerous Small Competitors.    Based on industry data and company estimates, we believe that the top four school bus transportation operators have approximately a 45% share of the outsourced market and thousands of smaller operators have the remaining 55%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes.

  •
  Privatization Opportunities.    At times municipalities seek to outsource school bus transportation services. We believe that the privatization of student transportation, or the outsourcing of school bus transportation by municipalities, is an attractive cost-cutting option to school districts, which we believe, based on industry data and company estimates, operate approximately two-thirds of the approximately 460,000 school buses in the United States. We believe additional privatization presents an opportunity for us to selectively expand our school bus transportation services.

        Paratransit Industry.    Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. Municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium size municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the American Public Transportation Association, the paratransit market was estimated to be approximately $1.3 billion in 2002.

Business Strengths

        Well-Established Company with Longstanding Customer Relationships.    Through over 30 years of operation in the school bus transportation industry, we have established strong relationships with our customers. We believe that our longstanding relationships with the school districts we service and the preference of school districts to maintain continuity of service with their current proven contractor, rather than risk the uncertainty associated with a replacement, provide us with a significant advantage over prospective competitors in our existing markets. In the aggregate, we received a total of

$308.4 million, or 95.9%, of our revenues from school bus operations for fiscal 2004 from customers with whom we have had contracts for at least five years.

        Stable Contract Revenue Base.    Our school bus transportation and paratransit contracts have provided a relatively predictable and stable stream of revenues over their terms, which typically range from one to five years from inception, and most of such contracts have historically been renewed or extended. We consider our revenues to be relatively insulated from business cycles because the demand for school bus transportation is primarily driven by enrollment rates rather than business or economic cycles.

        Significant Scale.    We are the fourth largest provider of school bus transportation in the United States and we believe that our significant scale enables us to more effectively leverage our overhead and maintenance costs than many of our smaller competitors. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing and new contracts. Our size also allows us to recognize economies of scale with respect to route planning, driver training, establishing and implementing safety standards, fleet acquisition vehicle maintenance and billing and collection.

        Enhanced Management Team.    At the beginning of fiscal 2003, we hired Peter Frank as our Chief Restructuring Officer. We believe his knowledge of operations and demonstrated history of successfully purchasing and selling companies for over 25 years complements the industry knowledge and experience of our existing management team. Prior to that, he was an investment banker at Goldman, Sachs & Co. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. Peter Frank is now our Chairman of the Board.

        Equity Sponsorship.    Since 1998, GSCP (NJ), Inc., through its affiliates, including GSCP II Holdings (AE), LLC, (collectively, "GSC"), has invested more than $100.0 million of equity in our parent company, AETG. As of September 30, 2004, GSC beneficially owned 83.9% of the common shares of AETG. Founded in 1994, GSC is a private investment firm and a registered investment adviser managing over $7.0 billion of assets.

Business Strategy

        Continued Successful Contract Renewals at Favorable Prices.    We have a successful history of contract renewals with associated increases in contract rates. During fiscal 2003, we successfully renewed or replaced 95.6% of our contracts (based on revenue) that expired in fiscal 2003. These contract renewals had a weighted average increase in pricing of 6.3%. During fiscal 2004, we successfully renewed or replaced 78.1% of our contracts (based on revenue) that expired in fiscal 2004. These contract renewals had a weighted average increase in pricing of 5.3%, which will take effect in fiscal 2005. When our contracts come up for renewal, we often have the option to extend those contracts with Consumer Price Index increases in rates or have the municipality put those contracts out to bid. If the margins of those contracts are acceptable to us with these increases in rates and/or we anticipate substantial competition in an open-bidding process, we typically choose to extend these contracts. Consumer Price Index increases in rates may not be sufficient to absorb our cost increases as we consider extending contracts. If these conditions are not met, we attempt to win the contracts at a higher price through the bidding process. This strategy allows us to eliminate contracts which have prices below market and increase revenues and profitability with a reduced risk of losing contracts. We have been successful in this strategy in pricing on contracts we re-bid for fiscal 2005, resulting in a weighted average increase in pricing of 10.4% for those contracts, which represented 6.3% of our revenues for fiscal 2004. We intend to continue focusing on this strategy going forward.

        The school bus transportation industry is highly competitive. Contracts are generally awarded pursuant to public bidding or a request for proposal ("RFP") process, where price is the primary criteria for a contract award. If we attempt to win contracts through the bidding or RFP process, we compete against many companies in the school bus transportation business, including companies with resources and facilities substantially greater than ours. In May 2004, we were notified that we were unsuccessful in rebidding our school bus transportation contract with the St. Louis Board of Education and our paratransit contract in Arizona. These contracts represented approximately 4.3% of our revenues from continuing operations for the fiscal year ended June 30, 2004. In addition, our school bus transportation customers have the ability to decrease the number of buses in service or to reduce the number of routes or contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers.

        Expand Within Existing Markets.    We intend to selectively consider small acquisitions of school bus transportation companies in existing and contiguous markets that we believe will provide an opportunity for modest growth. We believe that expansion in regions where we already have established operations, whether through additional contracts or through opportunistic tuck-in acquisitions, will enable us to capitalize on our existing maintenance, parking and administrative infrastructure, thereby improving profit margins and reducing capital expenditure requirements. For example, in September 2003 we received an additional 204 routes from the New York City Department of Education (the "DOE"), which generated approximately $20 million in revenues in fiscal 2004. We plan to focus on acquisitions of paratransit businesses which require minimal capital expenditures to operate. We intend to finance these growth initiatives from internally generated cash flow.

        We expect that there will continue to be substantial competition for contracts and for prospective acquisitions, which may decrease the profitability associated with these contracts and increase the cost of acquisitions.

        Focus on Reducing Insurance and Other Costs.    We have historically obtained insurance for our operations primarily from third party insurance companies or self insured our deductibles with our captive insurance company, Atlantic North Casualty Company ("Atlantic North"). Our vehicle and workers' compensation insurance costs increased significantly from fiscal 2000 to fiscal 2002. We believe that this increase was due to economic factors affecting insurance companies and the insurance industry, and were not a result of our risk profile during that time period. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. These costs decreased to $34.1 million in fiscal 2003 and $32.5 million in fiscal 2004. We are currently exploring opportunities to reduce these costs to levels more indicative of our historical levels. In February 2003, the DOE entered into a Memorandum of Understanding with us and its other school bus transportation providers, under which the DOE will amend its school bus transportation contracts to reduce operating costs for its service providers, including assuming certain vehicle insurance obligations. We estimate that the insurance provisions will save us approximately $2,000 per route vehicle, or approximately $2.5 million a year beginning April 1, 2003, under our existing DOE contract. In fiscal 2002 and 2003, we began entering into retrospective insurance policies for vehicle and workers' compensation which should refund a significant portion of our insurance premiums paid by us based on our actual losses. To this end, we have actively sought improvements in driver training and education to reduce the number and amount of loss incidents. Our ability to continue to obtain insurance at affordable premiums also depends upon, among other things, our ability to continue to operate with an acceptable safety record.

        Our inability to pass on changes in underlying costs was a significant reason for our seeking protection from creditors in our Chapter 11 bankruptcy case, more fully described under the heading "The Reorganization." We cannot assure you that such increases in insurance and other expenses will not happen again in the future.

        We have also implemented various cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We have centralized our marketing, promotional and recruitment functions at our headquarters in Staten Island, New York. We have also implemented a new accounting system which will enable us to determine the profitability of, and generate financial statements for, each of our business units. Management will utilize this information to highlight differences in the operating costs of our business units and make proactive changes accordingly. We have adopted a number of initiatives to be more efficient in our purchases of parts and maintenance of vehicles without diminishing our focus on passenger safety. We will continue to actively pursue opportunities to improve our cost structure and to increase profitability and cash flow.

The Reorganization

        AETG and its affiliated debtors, including our company (except Atlantic North), had cases pending under Chapter 11 of the United States Bankruptcy Code from August 16, 2002 through December 24, 2003.

        During the period from fiscal 1995 to fiscal 2001, we increased our revenues from continuing operations from $114.0 million to $352.3 million, although we generated annual net losses of up to $14.6 million in the same period. In fiscal 2002, our net losses increased significantly to $57.4 million. We believe the primary factors leading to this increase were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts that are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. As a result, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York.

        Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003. On December 24, 2003, our plan of reorganization became effective and we emerged from bankruptcy protection. As part of our emergence from Chapter 11, many of the reorganized debtors obtained exit financing of $145.0 million, including a $100.0 million revolving line of credit and the issuance of senior secured notes of $45.0 million. On April 23, 2004, the exit financing was repaid in full from the net proceeds of the offering of the outstanding notes and $6.6 million from our new senior credit facility.

        Our company was a public reporting company prior to our Chapter 11 bankruptcy case. On September 26, 2002, we filed a Form 15 with the U.S. Securities and Exchange Commission, or the "SEC," in reliance upon Rule 12g-4(a)(1)(i) of the Securities Exchange Act of 1934, as amended, to terminate our duty to file reports. Since that time, we have not and have not been required to file any reports with the SEC.

        Our Chapter 11 bankruptcy case is more fully described under the heading "The Reorganization."

        We are a New York corporation. Our principal offices are located at 7 North Street, Staten Island, New York 10302-1205. Our telephone number is (718) 442-7000. Our website address is http://www.atlanticexpress.com. Information on our website does not constitute part of this prospectus.

The Exchange Offer

        The following is a brief summary of terms of the exchange offer. For a more complete description of the exchange offer, see "The Exchange Offer."

Securities Offered	$115,000,000 in aggregate principal amount of exchange notes, consisting of $105,000,000 in aggregate principal amount of 12% Series B Senior Secured Notes due 2008 and $10,000,000 in aggregate principal amount of Series B Senior Secured Floating Rate Notes due 2008.
Outstanding Notes
On April 22, 2004 we completed a private offering of $115,000,000 in aggregate principal amount of the outstanding notes, consisting of $105,000,000 in aggregate principal amount of 12% Series A Senior Secured Notes due 2008 and $10,000,000 in aggregate principal amount of Series A Senior Secured Floating Rate Notes due 2008, which was exempt from registration under the Securities Act. The exchange notes are being offered in exchange for the outstanding notes.
Exchange Offer
The 12% Series B Senior Secured Notes due 2008 and the Series B Senior Secured Floating Rate Notes due 2008 are being offered in exchange for a like amount of 12% Series A Senior Secured Notes due 2008 and Series A Senior Secured Floating Rate Notes due 2008, respectively. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on , 2004. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the applicable series of outstanding notes except that:
	•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;
	•	the exchange notes bear a series B designation and a different CUSIP number than the outstanding notes; and
•
the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

After 5:00 p.m., New York City time, on , 2004, we will promptly issue the exchange notes for all outstanding notes validly tendered and accepted. If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.
See "The Exchange Offer."
Transferability of Exchange Notes
We believe that you will be able to freely transfer the exchange notes without registration or any prospectus delivery requirement so long as you may accurately make the representations listed under "The Exchange Offer—Transferability of the Exchange Notes." If you are a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities, you must deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, unless we decide to extend the exchange offer.
Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Outstanding Notes
If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.
By executing the letter of transmittal, you will represent to us that, among other things:
• you, or the person or entity receiving the related exchange notes, are acquiring the exchange notes in the ordinary course of business;
• neither you nor any person or entity receiving the related exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

• neither you nor any person or entity receiving the related exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;
•
neither you nor any person or entity receiving the related exchange notes is an "affiliate" of our company or the subsidiary guarantors, as that term is defined under Rule 405 of the Securities Act; and
• you are not acting on behalf of any person or entity who could not truthfully make these statements.
See "The Exchange Offer—Procedures for Tendering Outstanding Notes," "The Exchange Offer—Guaranteed Delivery Procedures" and "Plan of Distribution."
Effect of Not Tendering
Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See "The Exchange Offer—Effect of Not Tendering."
Interest on the Exchange Notes and the Outstanding Notes
The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the applicable series of notes or, if no interest has been paid, from the issue date of the applicable series of outstanding notes. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.
Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
Federal Tax Consequences	There will be no federal income tax consequences to you if you exchange your outstanding notes for exchange notes in the exchange offer. See "Certain United States Federal Tax Consequences."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. See "Use of Proceeds."
Exchange Agent	The Bank of New York, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Registration Rights Agreement
In connection with the sale of the outstanding notes, we and our subsidiary guarantors entered into a registration rights agreement. Under the terms of that agreement, we each agreed, at our expense, to:
•
file a registration statement for the exchange notes with the SEC within 90 days of the date the outstanding notes were issued to enable the holders of the outstanding notes to exchange the privately placed notes for publicly registered notes with substantially identical terms;
	•	use our commercially reasonable efforts to cause that registration statement to be declared effective within 180 days of the date the outstanding notes were issued; and
	•	use our commercially reasonable efforts to complete the exchange offer within 30 days after the effective date of the registration statement.

In addition, in certain circumstances, we agreed to file a shelf registration statement that would allow some or all of the exchange notes to be offered to the public. The time periods for a shelf registration could be up to 30 days longer than those for an exchange offer.

We will be required to pay additional interest on the original notes if we do not comply with our obligations under the registration rights agreement. This exchange offer is made pursuant to the registration rights agreement and is intended to satisfy the rights under that agreement, which will terminate upon completion of the exchange offer.

        The registration statement on Form S-4 relating to the exchange notes does not register the warrants issued concurrently with our offering of the outstanding notes or the common shares in our company issuable upon the exercise of the warrants. Additionally, pursuant to the terms of the equity registration rights agreement relating to the common shares issuable upon the exercise of such warrants, holders of the warrants are not entitled to any piggy-back registration rights with respect to the warrants or common shares for the registration statement on Form S-4 relating to the exchange notes.

Terms of the Exchange Notes

        The following is a brief summary of the terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as those of the outstanding notes. For a more complete description of the terms of the exchange notes, see "Description of the Exchange Notes."

Issuer	Atlantic Express Transportation Corp.
Securities Offered
$115,000,000 in aggregate principal amount of exchange notes, consisting of $105,000,000 in aggregate principal amount of 12% Series B Senior Secured Notes due 2008 and $10,000,000 in aggregate principal amount of Series B Senior Secured Floating Rate Notes due 2008.
Maturity Date	April 15, 2008.
Interest Payment Dates
We will pay interest on the senior secured exchange notes at an annual rate of 12% and will pay interest on the senior secured floating rate exchange notes at an annual rate equal to the applicable LIBOR rate plus a margin of 9.2%. We will make interest payments semi-annually in cash on each April 15 and October 15 of each year, beginning on October 15, 2004. In addition from and after September 30, 2006, in the event that we do not satisfy certain leverage tests as further described in "Description of the Exchange Notes—PIK Interest," we will pay additional interest on the exchange notes at an annual rate of 2%, which additional interest shall be payable in the form of additional (or payment in kind "PIK") notes. All PIK notes shall have identical terms to the senior secured exchange notes and the senior secured floating rate exchange notes on which they are payable.
Original Issue Discount
Because the outstanding notes were originally issued as part of an investment unit consisting of either (a) $1,000 principal amount of the senior secured outstanding notes and one warrant (the "warrants") to purchase one of our common shares, par value $0.01 per share, or (b) $1,000 principal amount of the senior secured floating rate outstanding notes and one warrant, for United States federal income tax purposes, a portion of the purchase price of the units was allocated to the warrants. As a result, the outstanding notes were issued, and the exchange notes will be issued, with original issue discount for United States federal income tax purposes. Thus, holders will be required to include the amounts representing the original issue discount in gross income on a constant yield basis in advance of receipt of the cash payments to which such income is attributable. See "Material United States Federal Income Tax Consequences."
Guarantees
Substantially all of our existing and future domestic restricted subsidiaries will guarantee the exchange notes on a senior secured basis. If we are unable to make payments on the exchange notes when they are due, our subsidiary guarantors will be obligated to make them instead.

Ranking and Security
The exchange notes will be senior secured obligations and will rank equal in right of payment to all of our existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The guarantees will be senior secured obligations of the subsidiary guarantors and will rank equal in right of payment to all of our subsidiary guarantors' senior indebtedness and senior in right of payment to all of their existing and future subordinated indebtedness.

The exchange notes and the guarantees will be secured by (1) a first priority lien on all but two of our and our guarantor subsidiaries' owned real properties and certain of our and our guarantor subsidiaries' hereafter acquired real properties (which also secures our new senior credit facility on a second priority basis) and on substantially all of our owned motor vehicles, whether now owned or hereafter acquired, other than motor vehicles classified as assets of discontinued operations on the date of the indenture governing the exchange notes or which are subject to purchase money liens, and (2) a second priority lien on those of our assets and the assets of our subsidiaries which secure our obligations under our new senior credit facility on a first priority basis. The exchange notes and the guarantees are effectively subordinated to our new senior credit facility and the guarantees of that facility, to the extent of the value of the collateral securing that facility on a first priority basis, and to capital lease obligations and certain other secured indebtedness permitted to be incurred under the indenture governing the exchange notes, to the extent of the assets securing such indebtedness.

The liens on the collateral securing the exchange notes on a second priority basis and the liens on the collateral securing the new senior credit facility on a second priority basis (collectively, the "common collateral") will be subject to an intercreditor agreement. The intercreditor agreement will set forth the terms on which the collateral agent for the holders of notes and the administrative agent under the new senior credit facility will receive, hold, administer, maintain, enforce and distribute the proceeds of their respective liens upon the common collateral. See "Description of the Exchange Notes—Intercreditor Agreement."
Optional Redemption
On or after April 15, 2006, we may redeem all or a portion of the exchange notes at our option, at specified redemption prices (expressed in percentages of principal amount thereof) set forth in "Description of the Exchange Notes—Redemption—Optional Redemption," plus accrued and unpaid interest, if any.

Prior to April 15, 2006, we may, at our option, redeem on one or more occasions up to 35% in aggregate principal amount of the notes originally issued at specified redemption prices set forth in "Description of the Exchange Notes—Redemption—Optional Redemption," plus accrued and unpaid interest, if any, with the net cash proceeds realized by us from any public equity offerings, provided at least 65% of the aggregate principal amount of the notes originally issued remain outstanding after giving effect to each such redemption.
Mandatory Redemption or Sinking Fund	None
Excess Cash Flow Offer
Beginning on September 30, 2005, within 75 days after the end of each prior twelve month period ending September 30, we must offer to repurchase a portion of the notes at 100% of their aggregate principal amount, plus accrued and unpaid interest, if any, with 50% of specified excess cash flow, if any, from our previous twelve month period.
Change of Control Offer
If we experience a specified change of control, each holder of notes will have the right to sell us all or a portion of its notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. Our failure to repurchase notes tendered pursuant to a change of control offer would constitute an event of default under the terms of the indenture governing the notes. The occurrence of such event of default under the indenture would constitute an event of default under the terms of our new senior credit facility. In addition, a specified change of control constitutes an event of default under the terms of our new senior credit facility.
Asset Sales Offer
If we make certain types of asset sales, we may be required to use the net proceeds to offer to repurchase notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.
Restrictive Covenants	The indenture governing the exchange notes contains covenants that, among other things, limit our ability to:
	•	incur additional indebtedness or issue disqualified capital stock;
	•	pay dividends or make other restricted payments;
	•	issue capital stock of certain subsidiaries;
	•	enter into transactions with affiliates;
	•	create or incur liens;
	•	transfer or sell assets;
	•	make capital expenditures;
	•	incur dividend or other payment restrictions affecting certain subsidiaries; and

• consummate a merger, consolidation or sale of all or substantially all of our assets.
These covenants are subject to a number of important exceptions and limitations described below in "Description of the Exchange Notes—Certain Covenants."
Absence of a Public Market
The exchange notes are a new issue of securities for which there is currently no public market. We do not intend to list the exchange notes on any national securities exchange or automated quotation system. Although the initial purchaser of the outstanding notes has advised us that it intends to make a market in the outstanding notes, it is not obligated to do so. The initial purchaser may not make a market or could stop making a market at any time without notice. Accordingly, no market for the exchange notes may develop, and any market that develops may not last. If the exchange notes are traded, they may trade at a discount to the initial offering price of the outstanding notes, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market does not develop, you may not be able to sell the exchange notes and, if you are able to sell the exchange notes, the price at which you may be able to sell the exchange notes may be less than the price you pay for them.

Risk Factors

        See the section entitled "Risk Factors" beginning on page 16 for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

Summary Consolidated Financial and Other Data

        The following tables set forth our summary consolidated Financial Data, Other Financial Data and Balance Sheet Data. The Financial Data and Other Financial Data for each of the fiscal years ended June 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

        You should read the information set forth below in conjunction with "Capitalization," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended June 30,
	2002	2003	2004
	(dollars in thousands)
Financial Data:
Revenues	$344,957	$349,036	$363,521
Cost of operations	313,506	301,186	320,679
General and administrative expenses	21,557	17,524	17,695
Depreciation and amortization	25,072	25,055	26,286
Income (loss) from operations	(18,006)	5,271	(6,603)
Net income (loss)(1)	(57,425)	(20,503)	56,818
	Fiscal Year Ended June 30,
	2002		2003		2004
	(dollars in thousands)
Other Financial Data:
EBITDA(2)	$(7,802)		$17,727		$108,778
Ratio of earnings to fixed charges(3)		*		*	3.3	**
	As of June 30,
	2003	2004
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,101	$3,742
Accounts receivable, net	55,519	46,971
Property, plant and equipment, net	154,263	149,078
Total assets	277,995	256,330
Total debt(4)	250,497	139,041
Total shareholder's equity (deficit)	(36,694)	66,480

(1)
Net income (loss) excludes interest of $11.8 million and $6.5 million for the fiscal years ended June 30, 2003 and 2004, respectively, which we did not accrue due to our filing of Chapter 11. For the year ended June 30, 2004, net income includes $102.9 million of forgiveness of indebtedness income.

(2)
EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we believe that it is an important supplemental measure of our performance that is frequently used by others in evaluating companies in our industry. We have used in the past and presently use EBITDA, with other adjustments, as a measure for compliance with covenants in the documents governing our indebtedness and as measures of our company's performance for our executives' compensation. EBITDA has significant limitations, including that it does not reflect our cash requirements for capital expenditures, contractual commitments, working capital or debt service. In addition, other companies may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. We compensate for these limitations by primarily relying on our GAAP results and using EBITDA only supplementally.

A reconciliation of net income (loss) to EBITDA is as follows:

	Fiscal Year Ended June 30,
	2002	2003	2004
	(dollars in thousands)
Net income (loss)	$(57,425)	$(20,503)	$56,818
Interest expense	24,303	12,868	25,196
Income tax expense	248	307	477
Depreciation and amortization	25,072	25,055	26,287

EBITDA	$(7,802)	$17,727	$108,778

Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $8.2 million and $11.2 million for the fiscal years ended June 30, 2003 and 2004, respectively, and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $102.9 million during the year ended June 30, 2004. Included in EBITDA for all periods above are losses from discontinued operations, which losses include interest and depreciation expenses of $2.7 million, $3.6 million and $1.1 million for the fiscal years ended June 30, 2002, 2003, and 2004, respectively.

The indenture governing the notes contains covenants with calculations based on EBITDA, as defined in the indenture. Our new senior credit facility contains a maintenance covenant for EBITDA, as defined therein. EBITDA, as defined in the indenture and our new senior credit facility, is adjusted for the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case, forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case and losses from discontinued operations, among other adjustments. For further discussion of EBITDA, as defined in the indenture and our new senior credit facility, see the definition of "Consolidated EBITDA" in "Description of the Exchange Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

(3)
The ratio of earnings to fixed charges is calculated by dividing fixed charges into pretax income (loss) from continuing operations, plus fixed charges. "Fixed charges" include interest, whether expensed or capitalized, amortization of premiums, discounts and capitalized expenses relating to indebtedness and the estimated interest component of rent expense. The calculation excludes certain interest of $11.8 million and $6.5 million as those amounts were not recorded as interest expense for the years ended June 30, 2003 and 2004, respectively, in accordance with the AICPA's Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

*
Earnings were insufficient to cover fixed charges by $43.9 million for fiscal 2002 and $16.0 million for fiscal 2003.

**
In connection with our exit from our Chapter 11 bankruptcy case, we recorded forgiveness of indebtedness income from continuing operations of $101.5 million in the year ended June 30, 2004. Had this amount been excluded from this calculation, earnings would have been insufficient to cover fixed charges by $43.1 million.

(4)
Total debt, as of June 2003, includes liabilities subject to compromise of $148.8 million. (See Note 10 of our consolidated financial statements.)

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before participating in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risk Factors Relating to the Exchange Notes

If you do not properly tender your outstanding notes, your ability to transfer such outstanding notes will be adversely affected.

        We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be less outstanding notes outstanding. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        As of June 30, 2004, we had total indebtedness of $139.0 million. Our substantial indebtedness could have important consequences to you and our company. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds.

Restrictive covenants in the new senior credit facility, the indenture governing the notes and our other current and future indebtedness could adversely restrict our operating flexibility.

        The discretion of our management with respect to certain business matters are limited by covenants contained in the new senior credit facility and the indenture governing the notes, as well as other current and future debt instruments. Among other things, the covenants contained in the indenture restrict, condition or prohibit us from incurring additional indebtedness, making certain payments, creating liens on our assets, making certain asset dispositions and entering into certain transactions with affiliates. In addition, the new senior credit facility contains financial and operating covenants, including requirements that we maintain a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined monthly and limitations on our capital expenditures. EBITDA is defined in our new senior credit facility as, for any period, our net income or loss before income or loss from discontinued operations for such period, plus (a) to the extent deducted in computing such consolidated net income or loss, without duplication, the sum of (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, and (iv) non-cash extraordinary or nonrecurring losses or non-recurring expenses including non-cash impairment charges, (v) reorganization expenses incurred by us, including up to a maximum of $1,050,000 in respect of certain management exit bonuses, and (vi) cash capital contributions to our company permitted by our new senior credit facility, minus (b) to the extent added in computing such consolidated net income or loss, without duplication, extraordinary or non-recurring income or gains. As of June 30, 2004, our trailing twelve months EBITDA, as defined by our new senior credit facility, was approximately $25.0 million.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

        We may be able to incur additional debt in the future. Although the indenture governing the notes and our new senior credit facility contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we were able to designate some of our restricted subsidiaries under the indenture governing the notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. Adding new debt to current debt levels could intensify the leverage-related risks that our subsidiaries and we now face.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Our outstanding debt, without giving effect to the unamortized original issue discount on the outstanding notes, was $141.6 million as of June 30, 2004. We believe that we will need approximately $17.2 million in cash annually to service interest on our obligations. As of October 20, 2004, we had $10.0 million in letters of credit and approximately $14.2 million of borrowings outstanding under our new senior credit facility (including a $3.5 million supplemental loan). Interest on our revolving credit facility is approximately 5.5% per annum, based on a prime interest rate of 4.5% as of June 30, 2004. Letters of credit are subject to a fee of 2% per annum, payable monthly in arrears. Additionally, we normally make non-vehicle capital expenditures of approximately $5 to $8 million annually, plus capital expenditures for vehicles, which amount varies from year to year depending on our company's needs and business conditions. We made total capital expenditures of $18.3 million, $11.6 million and

$19.2 million for the fiscal years ended June 30, 2002, 2003 and 2004, respectively. The indenture governing the notes and our new senior credit facility restrict the amount of capital expenditures we can make annually.

        We may need to refinance all or a portion of our indebtedness, including the notes, on or before their stated maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facility and the notes, on commercially reasonable terms, or at all.

We have a history of net losses and may incur additional losses in the future.

        We sustained net losses of $3.1 million, $6.3 million, $14.6 million, $57.4 million and $20.5 million for the fiscal years ended 1999, 2000, 2001, 2002 and 2003, respectively. In addition, net income for fiscal 2004 included forgiveness of indebtedness income of approximately $102.9 million. Future losses could adversely affect our ability to fund planned capital expenditures and to make payments on the notes. As a result, you could lose all or part of your investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on the notes.

        We are a holding company that derives all of our operating income and cash flow from our subsidiaries and accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. However, none of our subsidiaries is obligated to us to make funds available for payment on the notes. Our subsidiaries will be permitted to incur additional indebtedness that may limit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. Although existing agreements do not limit the ability of our subsidiaries to make payments to us, we cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

The notes and the related guarantees are not secured by a first priority lien on all of our assets.

        The notes and the related guarantees are or will be secured by a first priority lien, subject to certain permitted prior liens, on all but two of our and our guarantor subsidiaries' owned real properties and certain of our and our guarantor subsidiaries' hereafter acquired real properties (the "first lien real property") and on substantially all of our and our guarantor subsidiaries' owned motor vehicles, whether now owned or hereafter acquired, other than motor vehicles classified as assets of discontinued operations on the date of the indenture governing the notes or which are subject to purchase money liens (the "motor vehicles," and together with the first lien real property, the "first lien collateral"). The lenders under our new senior credit facility have a first priority lien on substantially all of our and our guarantor subsidiaries' assets, subject to certain permitted prior liens, other than the first lien collateral and certain excluded assets as described in the definition of "Excluded Assets" under "Description of the Exchange Notes" (the "second lien collateral"), and a second priority lien on the first lien real property. The notes benefit from a second priority lien on the second lien collateral. The lenders under our new senior credit facility do not have a lien on the motor vehicles.

Other creditors will be entitled to receive proceeds from the sale of certain of our assets before the holders of the notes.

        The proceeds from the sale of the first lien collateral may not be sufficient to pay all amounts owed on the notes. The first lien collateral may be less liquid than the second lien collateral. Additionally, the amount to be received upon the sale of such collateral will depend on many factors, as more fully described in the risk factor "—The collateral securing the notes may be reduced or diluted under certain circumstances." We cannot assure you that the liquidation value of the first lien collateral would be adequate to repay the principal amount of, or premium, if any, and any accrued and unpaid interest on all of the outstanding notes.

        The lenders under our new senior credit facility are be entitled to receive proceeds from any sale of the second lien collateral to repay their obligations in full before the holders of the notes will be entitled to any proceeds from any such sale of the second lien collateral. The proceeds from the second lien collateral may not be sufficient to repay both the lenders under our new senior credit facility and the holders of the notes. We cannot assure you that, in the event of a foreclosure, the proceeds from the sale of all second lien collateral would be sufficient to pay in full all obligations secured by the first priority liens on such collateral or any portion of the amounts owed under the outstanding notes.

        If the proceeds from the sale of the first lien collateral and the second lien collateral were not sufficient to repay all obligations secured by such collateral, then the holders of the notes, to the extent not repaid from the proceeds of the sale of the first lien collateral and second lien collateral, would only have an unsecured claim against our remaining assets, if any. This claim would rank equal in priority to the unsecured claims with respect to any unsatisfied obligations under our senior credit facility and our other unsecured senior indebtedness and the unsecured senior indebtedness of our guarantor subsidiaries.

The value of the collateral securing the notes may not be sufficient to satisfy our and our subsidiaries' obligations under the notes.

        We have not performed any recent appraisals on the value of the collateral. The book value of the collateral should not be relied on as a measure of realizable value for such assets. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value. Also, an entity that forecloses on the real property comprising a portion of the collateral is potentially liable for environmental claims. See the risk factor "—Because the collateral includes real property, you may be liable under limited circumstances for environmental claims related to real property." In addition, the collateral is located in a number of locations, and the multi-jurisdictional nature of any foreclosure on the collateral may limit the realizable value of the collateral.

        The ability of the trustee to foreclose on the collateral on your behalf may also be subject to perfection, the consent of third parties, governmental approvals and practical problems associated with the realization of the collateral agent's security interest in the collateral. We have not obtained the consent of third parties whose consent may be necessary to allow the collateral agent to foreclose on the collateral consisting of contract rights or collateral as to which third parties have contractual rights. We cannot assure you that the consents of such third parties or any required approvals of governmental entities will be given when required to facilitate a foreclosure on such assets.

Holders of the notes will not control decisions regarding the second lien collateral.

        We entered into security documents, which grant to the administrative agent for the lenders under our new senior credit facility a first lien on the second lien collateral, and give the administrative agent certain rights with respect to the second lien collateral. The collateral agent entered into an intercreditor agreement with the administrative agent, which will define the rights of the parties with respect to the second lien collateral and the parties' liens thereon. The administrative agent and the lenders under our new senior credit facility, who have a first priority lien on the second lien collateral, control substantially all matters related to the second lien collateral and the collateral agent's rights and remedies with respect thereto. At any time that obligations are outstanding under our new senior credit facility, the administrative agent shall have the sole and exclusive right to control, administer, account for and otherwise deal with the second lien collateral and to determine the manner of every sale or other disposition of the second lien collateral, in each case, upon enforcement of the administrative agent's interest, and to foreclose on the second lien collateral in any order which it deems appropriate. As a result, the administrative agent for the lenders may dispose of or foreclose on, or take other actions with respect to, the second lien collateral with which the holders of the notes may disagree or that may be contrary to the interests of the holders of the notes. Also, the collateral agent and the holders of the notes are unable to exercise remedies with respect to the second lien collateral unless and until the administrative agent for the lenders exercises its rights and remedies with respect to the second lien collateral, and then only on a limited basis. See "Description of the Exchange Notes—Intercreditor Agreement."

The sale of assets constituting collateral securing the notes may be used to repay our obligations on our new senior credit facility.

        Certain asset sales, including certain sales of assets constituting first lien collateral or second lien collateral, are subject to compliance with the covenant described under "Description of the Exchange Notes—Certain Covenants—Limitation on Asset Sales." Under that covenant, we are permitted to use the proceeds from such asset sales to repay outstanding indebtedness under our new senior credit facility, make an investment in properties and assets that replace the properties and assets sold or in the business of our company and restricted subsidiaries, or a combination thereof. Any such repayment need not cause any permanent reduction in borrowing capacity under our revolving credit facility. We may be required under our new senior credit facility to use the proceeds from any such asset sale, including sales of first lien collateral or second lien collateral, to repay outstanding obligations under it. Therefore, the value of the collateral securing the notes may diminish as a result of any such asset sales.

The collateral securing the notes may be reduced or diluted under certain circumstances, including the issuance of additional notes.

        The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the condition of the collateral, the ability to sell the collateral in an orderly sale, the condition of national and local economies, the availability of buyers and similar factors. To the extent that other persons enjoy liens, including statutory liens, whether or not permitted by the indenture governing the notes, such persons may have rights and remedies with respect to the collateral securing the notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the notes.

        The indenture governing the notes requires us to issue, in certain circumstances, PIK notes in payment of a portion of the interest payable in respect of the notes, as further described under "Description of the Exchange Notes—PIK Interest," and permits us to issue thereunder, subject to compliance with the covenant described under "Description of the Exchange Notes—Certain Covenants—Limitation on Incurrence of Additional Indebtedness" and without limitation on the maximum principal amount, additional notes on substantially identical terms as the notes offered hereby. Any PIK notes and additional notes subsequently issued will be secured equally and ratably with the notes issued upon the consummation of the offering of the outstanding notes. The issuance of PIK notes and additional notes will have the effect of diluting the value of the security interest in the first lien collateral and second lien collateral for the then outstanding notes. Such dilution will reduce your pro rata share of any proceeds from the sale of any first lien collateral and second lien collateral.

        The indenture governing the notes and the agreements governing our other secured indebtedness permit us to designate one or more of our restricted subsidiaries as an unrestricted subsidiary. If we designate an unrestricted subsidiary, all of the liens on any collateral owned by the unrestricted subsidiary and any guarantee of the notes by the unrestricted subsidiary will be released under the indenture, but the guarantee of the new senior credit facility by the unrestricted subsidiary may not be released under our new senior credit facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral to the extent that liens on the assets of the unrestricted subsidiary are released and the notes will be structurally subordinated to the debt and other obligations of the unrestricted subsidiary. This may materially reduce the collateral securing the notes. See "Description of the Exchange Notes—Intercreditor Agreement."

As holders of the notes, you will not have a perfected security interest in the motor vehicle portion of the collateral until after the completion of this exchange offer.

        The first lien collateral securing the notes includes all but two of our and our guarantor subsidiaries' owned real properties and certain of our and our guarantor subsidiaries' hereafter acquired real properties and on substantially all of our and our guarantor subsidiaries' owned motor vehicles, whether now owned or hereafter acquired, other than motor vehicles classified as assets of discontinued operations on the date of the indenture governing the notes or which are subject to purchase money liens. Each state has its own laws regarding the recording of liens and the perfection of security interest in motor vehicles in general. Typically, in order to perfect a security interest in motor vehicles, the lien must be noted or transcribed on the face of the title. There are inherent delays in the process of perfecting such security interests and your security interests in our motor vehicles were not being recorded at the closing. Additionally, in January 2004, we began the process of perfecting security interests in our owned motor vehicles for the lenders in our exit financing for our Chapter 11 bankruptcy case and will not be able to start the perfection process on our motor vehicles for you until we receive our title certificates back from the various states where they were sent. While we will continue to use commercially reasonable efforts to have these filings completed soon after the exchange offer, substantial delays in perfecting these security interests may occur, and we cannot assure you as to when you will have a perfected security interest. For so long as the security interest in any motor vehicle collateral remains unperfected, such security interest may not be enforceable against another secured creditor of ours or our guarantor subsidiaries and, in the event that we or our guarantor subsidiaries were to become bankrupt, would not be enforceable against any bankruptcy trustee of ours or our guarantor subsidiaries.

Because the collateral includes real property, you may be liable under limited circumstances for environmental claims related to the real property.

        A portion of the collateral securing the notes and the guarantees is comprised of real property. The real property portion of the collateral may be subject to known and unforeseen environmental risks. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, a lender may be held liable for the costs of remediating or preventing releases, or threatened releases, of hazardous substances at mortgaged property if the lender takes title to the property by foreclosure, or even if the lender does not foreclose, but exercises actual control over operations or decision-making. However, the 1996 amendments to CERCLA established certain protections from such liability for lenders who do not act as owners or operators of the property. A lender who holds indicia of ownership, such as title or rights of access and inspection, primarily to protect its security interest, or who forecloses and then re-sells or re-leases a property in which it holds a security interest within a commercially reasonable time, is not liable as an owner or operator under CERCLA unless that lender participates in the management of the property. Participation in management means exercising actual control or decision-making authority over general operations or over environmental compliance at the facility. There may be similar risks under common law theories of lender liability, such that a lender's involvement in operational decisions or environmental compliance matters may create liability under other environmental laws, both state and federal. A lender's CERCLA liability is not limited by the value of the secured interest and could extend to the entire cost of the remediation. As a result, a holder of the notes who is determined to be an owner or operator of real property securing the notes may have joint and several liability in a cost recovery or contribution action under CERCLA. This liability would not be limited by the principal amount of the notes held by the holder of the notes or the value of the real property. See "Business—Environmental Matters."

Third party claims may significantly diminish the value of our real property collateral.

        The title insurance policies on the real property portion of the collateral, including any obtained after the completion of this exchange offer, contain exceptions as to rights of third parties. Third parties may make claims that they are entitled to exercise such rights in a manner which is adverse to our real estate interests and/or improvements. If any such claims are pursued and upheld, this may significantly diminish the value, if any, of such real property collateral. In addition, we may be required to take corrective action as a result of such claims, including procuring additional real estate interests and/or relocating improvements, and we may sustain costs, expenses and/or a reduction in revenue as a result of such circumstances. These reductions in value, costs, expenses and losses associated with excepted matters would not be covered by title insurance.

Insolvency and administrative laws could adversely affect your ability to enforce your rights under the notes, the note guarantees and the security documents.

        If a bankruptcy proceeding were to be commenced under the federal bankruptcy laws by or against us or any subsidiary guarantor, it is likely that delays will occur in any payment upon acceleration of the notes and in enforcing remedies under the related indenture, including with respect to the liens securing the notes and the note guarantees, because of specific provisions of such laws or by a court applying general principles of equity. Provisions under federal bankruptcy laws or general principles of equity that could result in the impairment of your rights include, but are not limited to: the automatic stay; avoidance of preferential transfers by a trustee or debtor-in-possession; substantive consolidation; limitations on collectability of unmatured interest or attorney fees; fraudulent conveyance; and forced restructuring of the notes, including reduction of principal amounts and interest rates and extension of maturity dates, over the holders' objections.

        Additionally, applicable federal bankruptcy laws generally permit a debtor to continue to retain and to use collateral, even if the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The interpretation of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in collateral. Because the term "adequate protection" is subject to varying interpretation and because of the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) whether payments under any of the notes would be made following commencement of and during a bankruptcy case, (2) whether or when the lenders under the new senior credit facility could foreclose upon or sell any collateral or (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral under the doctrine of "adequate protection." Furthermore, in the event a bankruptcy court were to determine that the value of the collateral was not sufficient to repay all amounts due on the notes, the holders of such notes would become holders of "under secured claims." Applicable federal bankruptcy laws generally do not permit the payment or accrual of interest, costs and attorneys' fees for "under secured claims."

Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

        One of our subsidiaries, Atlantic North, does not guarantee the notes and is currently being liquidated. In the event of a bankruptcy, liquidation or reorganization of any of our existing or future non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

        Our non-guarantor subsidiary generated approximately 0.1% of our consolidated revenues for the year ended June 30, 2004, and held approximately 4.4% of our consolidated assets as of June 30, 2004. Atlantic North was liquidated and, in September 2004, we received approximately $1.0 million in cash and on October 1, 2004, the value of other cash and marketable securities transferred to us was $9.8 million. Our company will assume Atlantic North's insurance reserve liabilities, which were approximately $4.0 million at September 30, 2004. Although based on current valuations we expect these liabilities to be overfunded, there can be no guarantee as to the ultimate outcome.

The notes and the note guarantees and the granting of the collateral securing the note guarantees may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency.

        Although the notes are our obligations, they will be unconditionally guaranteed on a senior secured basis by the subsidiary guarantors. We are a holding company that derives all of our operating income and cash flow from our subsidiaries. The performance by each subsidiary guarantor of its obligations with respect to its subsidiary guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of such subsidiary guarantor. Under these statutes, if a court were to find under relevant federal or state fraudulent conveyance statutes that a subsidiary guarantor did not receive fair consideration or reasonably equivalent value for incurring its subsidiary guarantee of the notes, and that, at the time of incurrence, the subsidiary guarantor (1) was insolvent, (2) was rendered insolvent by reason of the incurrence or grant, (3) was engaged in a business or transaction for which the assets remaining with the subsidiary guarantor constituted unreasonably small capital or (4) intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they matured, then the court, subject to applicable statutes of limitation, could void the subsidiary guarantor's obligations under its subsidiary guarantee, recover payments made under the subsidiary guarantee, subordinate the subsidiary guarantee to other indebtedness of the subsidiary guarantor or take other action detrimental to the holders of the notes.

        The measure of insolvency for these purposes will depend upon the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than the fair value of all of that company's property or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the subsidiary guarantees, if it determined that the transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the subsidiary guarantees, to the claims of all existing and future creditors on similar grounds. The subsidiary guarantees could also be subject to the claim that, since the subsidiary guarantees were incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantors, the obligations of the subsidiary guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. Neither we nor any subsidiary guarantor believes that, after giving effect to the offering, any of the subsidiary guarantors (1) was insolvent or rendered insolvent by the incurrence of the guarantees in connection with the offering, (2) was not in possession of sufficient capital to run their business effectively or (3) incurred debts beyond our or its ability to pay as the same mature or become due.

        There can be no assurance as to what standard a court would apply in order to determine whether a subsidiary guarantor was "insolvent" upon the sale of the notes or that, regardless of the method of valuation, a court would not determine that the subsidiary guarantor was insolvent at the time of the sale of the notes.

Our ability to purchase the notes upon a change of control may be limited.

        Upon the occurrence of a specified change of control, each holder of notes will have the right to require us to repurchase all or a portion of such holder's notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. However, our ability to repurchase the notes upon a change of control may be limited by the terms of our then existing contractual obligations and the obligations of our subsidiaries. In addition, the occurrence of a change of control is expected to require the repayment of borrowings under our new senior credit facility. There can be no assurance that we will have the financial resources to repay amounts due under such new senior credit facility, or to repurchase or redeem the notes. If we fail to repurchase all of the notes tendered for purchase upon the occurrence of a change of control, this failure will constitute an event of default under the indenture. The occurrence of such event of default under the indenture would constitute an event of default under the terms of our new senior credit facility. In addition, a specified change of control constitutes an event of default under the terms of our new senior credit facility. See the risk factor "—Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes" above.

        With respect to the sale of assets referred to in the definition of "change of control" under the indenture, the meaning of the phrase "all or substantially all" as used in that definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether the notes are subject to an offer to repurchase.

        The change of control provision may not necessarily afford the holders protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect the holders, because these transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of "change of control" under the indenture to trigger these provisions. Except as described under "Description of the Exchange Notes—Offers to Repurchase the Notes—Repurchase upon Change of Control," the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

If an active trading market for the exchange notes does not develop, the liquidity and value of the exchange notes could be harmed.

        There is no existing market for the exchange notes and, although the exchange notes are expected to be eligible for trading in a screen-based market operated by the National Association of Securities Dealers called the PORTAL market, we cannot assure you that an active trading market will develop for the exchange notes. If no active trading market develops, you may not be able to resell your Securities at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The initial purchaser advised us that it intended to make a market in the exchange notes after the offering of the outstanding notes is completed. However, the initial purchaser may cease its market-making activities at any time. We do not intend to apply for a listing of the exchange notes on any securities exchange. As a result, we cannot assure you that an active trading market will develop for the exchange notes.

The exchange notes will be issued with original issue discount for United States federal income tax purposes.

        Because the original notes were issued as part of an investment unit for United States federal income tax purposes, a portion of the purchase price of the units was allocated to the warrants. As a result, the exchange notes will be issued with original issue discount for United States federal income tax purposes. Thus, holders will be required to include the amounts representing the original issue discount in gross income on a constant yield basis in advance of receipt of the cash payments to which such income is attributable.

        If we fail to meet certain financial tests described in "Description of the Exchange Notes—Certain Covenants—Maintenance of Net Leverage," we will be obligated to pay additional interest on the notes. Although the matter is not free from doubt, we take the position for United States federal income tax purposes that the notes should not be treated as "contingent payment debt instruments" as a result of the possibility that any such payments will have to be made. This position is based in part on our determination that as of the date of issuance of the original notes, it is significantly more likely than not that such payments will not be made. If the Internal Revenue Service were to challenge this determination and successfully assert that the notes are contingent payment debt instruments, United States Holders (as defined under "Material United States Federal Income Tax Consequences") would be required to recognize such additional interest with respect to a note in income on a constant yield basis, subject to certain adjustments, under a method applicable to contingent payment debt instruments. In addition, United States Holders could be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. See "Material United States Federal Income Tax Consequences." Holders should consult their own tax advisors as to whether the notes will be treated as contingent payment debt obligations and the possible consequences of such treatment.

Risk Factors Relating to Our Business

Our business is dependent upon school bus transportation contracts with school districts, which contracts may not be renewed or rebid.

        Historically, our school bus transportation contracts have had initial terms between one and five years, generally subject to extension, where permitted by law, upon expiration at the discretion of the school districts with our agreement for additional contract periods. Although since 1979 we have achieved a substantially high contract renewal rate, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Any significant decrease in this historical renewal rate could have a material adverse effect on us. There can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. A loss of a significant number of contracts, or those contracts which account for a significant percentage of our revenues, would have a material adverse effect on our results of operations.

        For fiscal 2004, we derived 42.7% of our revenues from continuing operations from the DOE. For fiscal 2004, no other customer accounted for more than 7.2% of our revenues from continuing operations. We have had contracts with the DOE since 1979, and these contracts, along with additional contracts we have entered into with the DOE since 1979, have been continuously extended through June 30, 2005. The loss of the foregoing contracts would cause a significant loss of revenue. We cannot assure you that all or some of such contracts will be extended upon terms acceptable to us or at all, and if such contracts are not extended, we cannot assure you that we will be the successful bidder for new contracts with such customer.

        In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis Board of Education, which expired in June 2004 and represented approximately 3.4% of the revenues for our school bus operations for the year ended June 30, 2004. This contract had generated negative EBITDA for such period, primarily as a result of the St. Louis Board of Education eliminating 90 of our previously serviced bus routes. We will continue our other transportation services contract in the St. Louis area, which represents approximately 3.5% of the revenues of our school bus transportation operations for the year ended June 30, 2004 and had generated positive EBITDA in such period. We use four facilities in St. Louis to service our operations there, three of which are leased and one of which is owned. One lease expired on June 30, 2004 and we intend to sell or lease our owned property. We will continue to use the remaining two facilities to service our other operations in the St. Louis area. We plan to sell or utilize the vehicles we used for the St. Louis Board of Education contract for new contracts that we intend to bid on or for other contracts in lieu of making proposed vehicle capital expenditures. We cannot assure you that we will be able to sell or lease our owned property in St. Louis, sell the owned vehicles or be successful in new bids that can utilize those vehicles.

        On March 1, 2005 the lenders under our new senior credit facility will have the option to terminate our new senior credit facility in the event that at least 70% of the routes currently serviced by us for the DOE are not renewed at terms acceptable to the lenders. We cannot assure you that in the event that we do not renew at least 70% of the routes currently serviced by us for the DOE on terms acceptable to the lenders, our new senior credit facility will not be terminated.

        Additionally, in May 2004, we were notified that we were unsuccessful in rebidding our paratransit contract in Arizona. The vehicles we used for this contract were all provided for by the customer and will have no future cost to us after December 2004. The paratransit contract in Arizona represented approximately 11.7% of our revenues from paratransit and transit operations for the year ended June 30, 2004.

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court in our Chapter 11 bankruptcy case.

        In connection with our plan of reorganization, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of our plan of reorganization and our ability to continue operations upon our emergence from bankruptcy. That financial information was not prepared for the purpose of the offering of the notes and has not been, and will not be, updated on an ongoing basis. These projections were based on financial information available to us as of May 2003. The projections were initially filed with the Bankruptcy Court on July 21, 2003. These projections are not included in this prospectus nor are they incorporated by reference and should not be relied upon in connection with this exchange offer. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions which were and remain beyond our control and which may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations may be material. As a result, we caution you not to rely upon the projections in deciding whether to invest in the notes.

Our bankruptcy reorganizations could harm our business, financial condition and results of operations.

        In December 2003, we emerged from reorganization under Chapter 11 of the United States Bankruptcy Code. Under the terms of our plan of reorganization, certain claims may not yet have arisen or been asserted in our Chapter 11 case, including claims relating to or arising from professional services rendered in connection with our Chapter 11 case and executory contracts or unexpired leases which we have determined to assume, assume and assign or reject in our Chapter 11 bankruptcy case.

In addition, certain claims in our Chapter 11 bankruptcy case remain unsettled and are subject to ongoing negotiation and possible litigation. As of June 30, 2004, we have recorded liabilities of approximately $6.8 million for priority tax claims, certain cure costs, claims to be negotiated for leases and contracts, general unsecured claims and certain secured claims, collectively recorded as payable to creditors under our plan of reorganization, and approximately $7.0 million for outstanding administrative priority claims, based on claims that we were aware of as of that date, recorded as accounts payable, accrued expenses and other liabilities. The final amounts of claims asserted and ultimately paid could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses and otherwise reduce the cash flow available to us to meet our obligations under the notes. In addition, our past inability to meet our obligations that resulted in our filing for bankruptcy protection, or the perception that we may not be able to meet our obligations in the future, could adversely affect our ability to obtain adequate financing and our relationships with our customers, as well as our ability to retain or attract high-quality employees. See "The Reorganization."

We may be adversely affected by rising insurance costs.

        Our cost of maintaining vehicle liability, personal injury, property damage, health and medical insurance, and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses and other high occupancy vehicles, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

        Additionally, we typically negotiate transportation contracts on a different timeframe than our contracts for insurance and our transportation contracts are typically fixed price contracts. As a result, we were unable to absorb increases in insurance and other operating expenses in recent years. Our inability to pass on changes in underlying costs was a significant reason for our seeking protection from creditors in our Chapter 11 bankruptcy case. We cannot assure you that such increases in insurance and other expenses will not happen again in the future. See the risk factor "—Our fuel contract rates may not be sufficient to absorb future cost increases" and "Business—Risk Management and Insurance."

Fluctuations in the cost of fuel could adversely affect our business.

        We operated a fleet of approximately 6,400 vehicles as of June 30, 2004 and consume substantial quantities of fuel for our operations. Our fuel costs for the year ended June 30, 2004 were approximately $14.3 million. Historically, we have been unable to pass through most increases in the price of fuel to the school districts we service. From time to time in the past, we have entered into hedging contracts to protect ourselves from fluctuations in the cost of fuel. Although at present, due to the high cost of fuel, entering into such hedging agreements is not warranted, we may seek to enter into hedging contracts in the future. Based on our current operations, an increase in fuel costs of $0.10 per gallon will increase our cost of fuel purchased by approximately $1.1 million on an annual basis. Since July 31, 2004, we have estimated that fuel prices have increased approximately $0.30 per gallon. No assurance can be given that we will be able to adequately protect ourselves from fluctuating fuel costs.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts.

        Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria.

Some of our transportation contracts may be terminated due to factors beyond our control.

        Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Paratransit contracts may be cancelled on short notice at the option of our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Our fixed contract rates may not be sufficient to absorb future cost increases.

        The school bus transportation industry is characterized by fixed price contracts between transportation companies and municipalities, whereby changes in underlying costs to transportation companies are not automatically passed along to the customer. Our inability to pass on our insurance costs was a significant reason for our seeking protection from our creditors in our Chapter 11 bankruptcy case. Our contracts for school bus transportation and paratransit services have average terms of one to five years. We set contract rates when we enter into such contracts, often before other expenses have been firmly established for the duration of the transportation contract, and before we have complete knowledge of the costs of insurance, labor and other expenses. After we have established contract rates, we may be unable to adjust them for cost increases in insurance, labor and other expenses. We have been able to leverage our relationships with our customers to achieve high contract renewal rates with price increases and obtain concessions in some existing contracts to absorb cost increases to maintain profitability levels. We cannot assure you that the price increases in our contracts will be sufficient to absorb any cost increases in the future or that we will be able to obtain concessions in existing contracts to absorb cost increases in the future.

We may incur additional labor costs due to labor unions and collective bargaining agreements.

        As of June 30, 2004, approximately 72% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which two agreements, covering approximately 70 employees, have already expired, 22 agreements, covering approximately 4,910 employees, will expire over the next three years and four agreements, covering approximately 1,300 employees, will expire in the fourth year. Although no assurance can be given, we do not believe that the expiration of such collective bargaining agreements will have a material adverse effect on our labor costs. No assurance can be given as to the outcome of negotiations with the representatives of the unionized employees.

        Our labor contracts are not necessarily for the same terms as our school bus transportation or paratransit and transit contracts. Although we believe that historically we have had satisfactory labor relations with our employees and their unions, our inability to negotiate acceptable union contracts in the future or a deterioration of labor relations could result in strikes or work stoppages and increased operating costs as a result of higher wages or benefits paid to union members, which would have a material adverse effect on us. In addition, labor shortages in selected markets could materially adversely affect our ability to enter or expand in such markets. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we are finalizing a new collective bargaining agreement with the relevant union, which will be in effect until August 2007. We believe that the strike did not have, nor the new agreement will have, a material adverse effect on our results of operations. There can be no assurance that we will not have a strike or work stoppage in the future. See "Business—Employees."

We may not be able to complete definitive agreements with the DOE and Local 1181 of the Amalgamated Transit Union.

        In February 2003, the DOE entered into a Memorandum of Understanding with us and its other school bus transportation providers, under which the DOE will amend its school bus transportation contracts to reduce operating costs for its service providers, including assuming certain vehicle insurance obligations. We are currently negotiating these amendments to our school bus transportation contracts with the DOE. Our collective bargaining agreement with Local 1181 of the Amalgamated Transit Union expired on June 30, 2002. As of June 30, 2004, Local 1181, which primarily represents our personnel rendering services on behalf of the DOE, represented approximately 37% of the bus drivers, escorts and mechanics in our school bus, paratransit and transit operations. In February 2003, we entered a Memorandum of Understanding with Local 1181 on the terms of a definitive collective bargaining agreement. Under our Memorandum of Understanding with Local 1181, we are not able to finalize a definitive collective bargaining agreement with Local 1181 until we consummate the amendments to our school bus transportation contracts with the DOE. Although we believe that we can satisfactorily finalize our agreements with the DOE and Local 1181, we cannot assure you that we will be able to complete our arrangements with the DOE or enter into a definitive collective bargaining agreement with Local 1181 if we encounter difficulties completing our arrangements with the DOE.

We may be adversely affected by environmental requirements.

        Our operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and the remediation of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. We do not believe that any such liabilities or environmental compliance obligations will have a material adverse effect on our business or operations. However, we cannot make assurances that such liabilities or compliance obligations will not increase in the future or will not become material. See "Business—Environmental Matters."

We may be adversely affected by current and new governmental laws and regulations.

        We are required to comply with laws and regulations relating to safety, driver qualifications, insurance and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety

and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations. See "Business—Government Regulation."

We have significant capital expenditure requirements.

        In order to maintain our school bus fleet, we will be required to make significant capital expenditures. We normally make non-vehicle capital expenditures of approximately $5 to $8 million annually, plus capital expenditures for vehicles, which amount varies from year to year depending on our company's needs and business conditions. We made total capital expenditures of $18.3 million, $11.6 million and $19.2 million for the fiscal years ended June 30, 2002, 2003 and 2004, respectively. The indenture governing the notes and our new senior credit facility restrict the amount of capital expenditures we can make annually. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. See "Business—Fleet Management and Maintenance." In addition, the indenture governing the notes and our new senior credit facility limit our ability to make capital expenditures, which could make it difficult to maintain our assets to the degree that our customers or we may otherwise require.

We depend on management and key personnel.

        Domenic Gatto, who is our Chief Executive Officer and President, is key to our management and direction. The loss of the services of Mr. Gatto could have a material adverse effect on us, and there can be no assurance that we would be able to find a replacement for Mr. Gatto with the equivalent business experience and skills. Mr. Gatto's current employment contract with us expires in December 2006.

The interests of our significant shareholder may be different than your interests.

        As of September 30, 2004, AETG owned all of our issued and outstanding capital stock and 85.0% of our issued and outstanding common shares on a fully diluted basis. GSC beneficially owns a majority of AETG's outstanding common shares. Pursuant to a stockholders agreement for AETG's common shares, as more fully described under "Related Party Transactions—Stockholders Agreement," GSC is entitled to designate a majority of the directors to AETG's board of directors so long as it beneficially owns at least 35% of AETG's outstanding common shares. As a result, the directors appointed by GSC are in a position to control all matters affecting AETG and our company. Such concentration of ownership may have the effect of preventing a change in control. Further, as a result, GSC will continue to have the ability to elect and remove directors and determine the outcome of matters presented for approval by our shareholders. The interests of our significant shareholder may not be fully aligned with and could conflict with, the interests of the holders of the notes. See "Management—Board of Directors" and "Principal Shareholders."

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry.

        The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

        In particular, the school bus transportation industry is undergoing significant consolidation which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions and from time to time have received unsolicited inquiries with respect to a possible acquisition of our company. Whether such inquiries will result in further communications, or ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on us. See "Business—Competition" and "Business—Industry Overview—School Bus Transportation Industry."

Our business is subject to seasonality and fluctuations in quarterly operating results.

        The school bus transportation operation, which accounted for at least 78% of our revenues from continuing operations for each of the last three fiscal years, is seasonal in nature and generally follows the pattern of the school year, with sustained levels of business during the months of September through June. As a result, we have experienced, and expect to continue to experience, a substantial decline in revenues from late June through early September. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in fiscal 2004, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools) and the profitability of our other operations. In particular, historically we have generated operating losses during the first quarter of each fiscal year. Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 WHERE YOU CAN FIND MORE INFORMATION

        Our company and the guarantor subsidiaries have filed with the SEC a registration statement on Form S-4, the "registration statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which we refer to collectively as the Securities Act, covering the exchange notes being offered. This prospectus does not contain all the information in the registration statement. For further information with respect to our company, the guarantor subsidiaries and the exchange offer, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the registration statement, we encourage you to read the documents contained in the exhibits.

        The indenture governing the outstanding notes provides that following the 90th day after the issue date of the outstanding notes we will furnish to the holders of the notes copies of the periodic reports required to be filed by us with the SEC under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which we refer to collectively as the Exchange Act. Even if we are not subject to the periodic reporting and informational requirements of the Exchange Act, we have agreed to make such filings to the extent that such filings are accepted by the SEC. Furthermore, we have agreed to provide the trustee for the notes within 15 days after such filings with annual reports containing the information required to be contained in Form 10-K, and quarterly reports containing the information required to be contained in Form 10-Q promulgated by the Exchange Act. From time to time, we will also provide such other information as is required to be contained in Form 8-K promulgated by the Exchange Act. If the filing of such information is not accepted by the SEC or is prohibited by the Exchange Act, we will then provide promptly upon written request copies of such reports to holders of the notes.

        You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

MARKET SHARE, RANKING AND OTHER DATA

        The market share, ranking and other data contained in this prospectus are based either on management's own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we state that we "believe," "expect," "anticipate" or "plan" that an event will occur, and other similar statements), you should understand that our expectations may not be correct, although we believe they are reasonable, and that our plans may change. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in this prospectus will continue.

The forward- looking information contained in this prospectus is generally located under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well.

        These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's current plans and beliefs or estimates of future results or trends. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

  •
  the level of demand for our services, which affects our ability to generate sufficient cash flow to service our debt and pay our other expenses;

  •
  our dependence on certain customers;

  •
  national and regional economic conditions, including events and conditions in the New York City area;

  •
  actions by our competitors, including the addition or reduction of resources and facilities and industry consolidation, or the loss of one or more of our transportation contracts;

  •
  labor relations issues;

  •
  our ability to complete definitive agreements from certain memoranda of understanding, including those with the New York City Department of Education and Local 1181 of the Amalgamated Transit Union;

  •
  any inability to achieve our business strategy;

  •
  fluctuations in the cost of fuel;

  •
  any disruption in our continued ability to borrow under our lines of credit;

  •
  fluctuations in interest rates which affect the cost of borrowing under our lines of credit;

  •
  changes in key management and key personnel;

  •
  our ability to meet transportation contract requirements;

  •
  our ability to obtain surety bonds with or without collateral;

  •
  pending or future private or governmental liability claims or litigation, including but not limited to claims or problems related to motor vehicles, state departments of education or environmental issues, or the impact of any adverse outcome of any currently pending or future litigation on the adequacy of our reserves;

  •
  the availability or adequacy of our insurance coverage;

  •
  increases in union health insurance costs, which we cannot pass through to either employees or municipal customers;

  •
  changes in tax, transportation, education, environmental and other laws and regulations in the markets where we do business; and

  •
  the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus.

        You should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we will not update these forward-looking statements, even if our situation changes in the future.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        In connection with the issuance of the outstanding notes in private transactions, we and the subsidiary guarantors entered into a registration rights agreement that requires us to register the exchange notes under the federal securities laws and offer to exchange the exchange notes for the outstanding notes. The exchange notes will be issued without a restrictive legend and generally may be resold without registration under the federal securities laws. We are effecting the exchange offer to comply with the registration rights agreement.

        The registration rights agreement requires us to:

  •
  file a registration statement for the exchange offer and the exchange notes within 90 days after the issue date of the outstanding notes;

  •
  use our respective reasonable commercial efforts to cause the registration statement to become effective under the Securities Act within 180 days after the issue date of the outstanding notes;

  •
  use our respective reasonable best efforts to consummate the exchange offer within 30 days after the effective date of our registration statement; and

  •
  file a shelf registration statement for the resale of the outstanding notes under certain circumstances and use our respective reasonable commercial efforts to cause such registration statement to become effective under the Securities Act (the time periods for a shelf registration could be up to 30 days longer than those for an exchange offer).

        These requirements under the registration rights agreement will be satisfied when we complete the exchange offer. Because we have failed to have the registration statement become effective under the Securities Act within the time periods specified above, we must pay additional interest on the outstanding notes at the rate of 0.25% per year until the applicable requirement has been met. We must pay an additional 0.25% per year for each 90 days that a requirement has not been met. However, we will not be required to pay more than 1.0% per year in additional interest on the outstanding notes. Immediately following the completion of a requirement, any additional interest with respect to that particular requirement will cease to accrue. We have also agreed to use commercially reasonable efforts to keep the registration statement for the exchange offer effective for at least 30 days (or longer, if required by applicable law) after the date on which notice of the exchange offer is mailed to holders.

        Under the registration rights agreement, our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

        This summary includes only the material terms of the registration rights agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement for the exchange offer and the exchange notes. See "Where You Can Find More Information."

Transferability of the Exchange Notes

        Based on an interpretation of the Securities Act by the staff of the SEC in several no-action letters issued to third parties unrelated to us, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such notes without complying with the registration and prospectus delivery requirements of the federal securities laws, if:

  •
  you, or the person or entity receiving such exchange notes, is acquiring such notes in the ordinary course of business;

  •
  neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

  •
  neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

  •
  neither you nor any such person or entity is an "affiliate" of our company or the subsidiary guarantors, as such term is defined under Rule 405 under the Securities Act; and

  •
  you are not acting on behalf of any person or entity who could not truthfully make these statements.

To participate in the exchange offer, you must represent as the holder of outstanding notes that each of these statements is true.

        Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

  •
  will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

        Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities may not rely on this interpretation by the SEC. Such broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act and must therefore acknowledge, by signing the letter of transmittal, that they will deliver a prospectus meeting the requirements of the Securities Act in connection with resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the registration statement. As described above, under the registration rights agreement, we have agreed to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the registration statement in connection with the resale of the exchange notes. See "Plan of Distribution."

Terms of the Exchange Offer; Acceptance of Tendered Notes

        Upon the terms and subject to the conditions in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on                        , 2004. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

        The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

  •
  the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

  •
  the exchange notes bear a series B designation and a different CUSIP number from the outstanding notes; and

  •
  the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the outstanding notes. Holders of exchange notes will be entitled to the benefits of the indenture.

        After 5:00 p.m., New York City time, on            , 2004, we will promptly issue the exchange notes for all outstanding notes validly tendered and accepted. If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

        We have fixed                        , 2004 as the date on which this prospectus and the letter of transmittal will be mailed initially. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC under the Exchange Act.

        We shall be deemed to have accepted validly tendered outstanding notes when and if we have given oral or written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of notes. Tendering holders will also not be required to pay transfer taxes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer as described under the subheading "—Solicitation of Tenders; Fees and Expenses." However, we will not pay any taxes incurred in connection with a holder's request to have exchange notes or non-exchanged notes issued in the name of a person other than the registered holder. See "—Transfer Taxes" in this section below.

Expiration Date; Extensions; Amendment

        The exchange offer will expire at 5:00 p.m., New York City time, on                        , 2004, or the "Expiration Date," unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right to extend the exchange offer, delay accepting any tendered notes or, if any of the conditions described below under the heading "—Conditions to the Exchange Offer" have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We may be required to extend the exchange offer so that at least five business days remain in the exchange offer in accordance with the applicable requirements of the Exchange Act for any material change in the terms of the exchange offer, including the waiver of a material condition. We will issue a press release to provide notice of such delay, extension, termination or amendment to the exchange agent and each registered holder.

Interest on the Exchange Notes

        The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes or, if no interest has been paid, from April 22, 2004. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes. Interest on the exchange notes is payable semi-annually on each April 15 and October 15 of each year.

Procedures for Tendering Outstanding Notes

        Only a holder of outstanding notes may tender notes in the exchange offer. To tender in the exchange offer, you must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

  •
  have the signatures guaranteed if required by the letter of transmittal; and

  •
  mail or otherwise deliver the letter of transmittal or such facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date.

        To tender outstanding notes effectively, you must complete the letter of transmittal and other required documents and the exchange agent must receive all the documents prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. The exchange agent must receive confirmation of book-entry transfer prior to the Expiration Date.

        By executing the letter of transmittal, you will make to us the representations set forth in the first paragraph under the heading "—Transferability of the Exchange Notes."

        All tenders not withdrawn before the Expiration Date and the acceptance of the tender by us will constitute agreement between you and us under the terms and subject to the conditions in this prospectus and in the letter of transmittal including an agreement to deliver good and marketable title to all tendered notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, adverse claims and rights and restrictions of any kind.

        The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, you should consider using an overnight or hand delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

        If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you desire to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. See "Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the letter of transmittal.

        The exchange of notes will be made only after timely receipt by the exchange agent of certificates for outstanding notes, a letter of transmittal and all other required documents, or timely completion of a book-entry transfer. If any tendered notes are not accepted for any reason or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the exchange agent will return such unaccepted or non-exchanged notes to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer, the exchange agent will credit the non-exchanged notes to an account maintained with The Depository Trust Company.

Guarantee of Signatures

        Holders must obtain a guarantee of all signatures on a letter of transmittal or a notice of withdrawal unless the outstanding notes are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an "eligible guarantor institution."

Signature guarantees must be made by a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (namely, banks; brokers and dealers; credit unions; national securities exchanges; registered securities associations; learning agencies; and savings associations).

Signature on the Letter of Transmittal; Bond Powers and Endorsements

        If the letter of transmittal is signed by a person other than the registered holder of the outstanding notes, the registered holder must endorse the outstanding notes or provide a properly completed bond power. Any such endorsement or bond power must be signed by the registered holder as that registered holder's name appears on the outstanding notes. Signatures on such outstanding notes and bond powers must be guaranteed by an "eligible guarantor institution."

        If you sign the letter of transmittal or any outstanding notes or bond power as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, fiduciary or in any other representative capacity, you must so indicate when signing. You must submit satisfactory evidence to the exchange agent of your authority to act in such capacity.

Book-Entry Transfer

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at the book-entry transfer facility, The Depository Trust Company, for the purpose of facilitating the exchange offer. Subject to the establishment of the accounts, any financial institution that is a participant in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the notes into the exchange agent's account in accordance with DTC's procedures for such transfer. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or a manually signed facsimile of the letter of transmittal) with any required signature guarantees, or an "agent's message" in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. Accordingly, the DTC participants may electronically transmit their acceptance of the exchange offer by causing the DTC to transfer outstanding notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. Upon receipt of such holder's acceptance through the Automated Tender Offer Program, DTC will edit and verify the acceptance and send an "agent's message" to the exchange agent for its acceptance. Delivery of tendered notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth above, or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

        The term "agent's message" means a message transmitted by DTC, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that:

  •
  DTC has received an express acknowledgment from the participant in DTC tendering notes subject to the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal; and

  •
  we may enforce such agreement against such participant.

        In the case of an agent's message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering notes that such participant has received and agrees to be bound by the notice of guaranteed delivery.

Determination of Valid Tenders; the Company's Rights Under the Exchange Offer

        All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered notes will be determined by us in our sole discretion, which determination will be final and binding on all parties. We expressly reserve the absolute right, in our sole discretion, to reject any or all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive or amend any conditions of the exchange offer for all holders of outstanding notes or to waive any defects or irregularities of tender for any notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. No alternative, conditional or contingent tenders will be accepted. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured by the tendering holder within such time as we determine.

        Although we intend to notify holders of defects or irregularities in tenders of outstanding notes, neither we, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities in such tenders or will incur any liability to holders for failure to give such notification. Holders will be deemed to have tendered outstanding notes only when such defects or irregularities have been cured or waived. The exchange agent will return to the tendering holder, after the expiration of the exchange offer, any outstanding notes that are not properly tendered and as to which the defects have not been cured or waived.

Guaranteed Delivery Procedures

        If you desire to tender outstanding notes pursuant to the exchange offer and (1) certificates representing such outstanding notes are not immediately available, (2) time will not permit your letter of transmittal, certificates representing such outstanding notes and all other required documents to reach the exchange agent on or prior to the Expiration Date, or (3) the procedures for book-entry transfer (including delivery of an agent's message) cannot be completed on or prior to the Expiration Date, you may nevertheless tender such notes with the effect that such tender will be deemed to have been received on or prior to the Expiration Date if all the following conditions are satisfied:

  •
  you must effect your tender through an "eligible guarantor institution," which is defined above under the heading "—Guarantee of Signatures;"

  •
  a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent's message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the Expiration Date as provided below; and

  •
  the certificates for the tendered notes, in proper form for transfer (or a book-entry confirmation of the transfer of such notes into the exchange agent account at DTC as described above), together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent's message, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Withdrawal Rights

        You may withdraw tendered notes at any time before 5:00 p.m., New York City time, on                        , 2004. For a withdrawal of tendered notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent on or prior to the expiration of the exchange offer. For DTC participants, a written notice of withdrawal may be made by electronic transmission through DTC's Automated Tender Offer Program. Any notice of withdrawal must:

  •
  specify the name of the person having tendered the notes to be withdrawn;

  •
  identify the notes to be withdrawn, including the certificate number(s) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at DTC;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the notes register the transfer of such notes into the name of the person withdrawing the tender and a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder; and

  •
  specify the name in which any such notes are to be registered, if different from that of the registered holder.

Any permitted withdrawal of notes may not be rescinded. Any notes properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. The exchange agent will return any withdrawn notes without cost to the holder promptly after withdrawal of the notes. Holders may retender properly withdrawn notes at any time before the expiration of the exchange offer by following one of the procedures described above under the heading "—Procedures for Tendering Outstanding Notes."

Conditions to the Exchange Offer

        Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or issue any exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes prior to the expiration of the exchange offer, if we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

        These conditions are for the sole benefit of our company and the subsidiary guarantors and may be asserted or waived by us in whole or in part at any time and from time to time in our sole discretion prior to the expiration of the exchange offer. Our failure to exercise any of these rights at any time will not be deemed a waiver of such rights and each of such rights shall be deemed an ongoing right which may be asserted by us at any time and from time to time prior to the expiration of the exchange offer.

        In addition, we will accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use our respective best efforts to obtain the withdrawal or lifting of any stop order at the earliest possible moment.

Effect of Not Tendering

        To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount of outstanding notes will be reduced by the amount so tendered and a holder's ability to sell untendered outstanding notes could be adversely affected. In addition, after the completion of the exchange offer, the outstanding notes will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of outstanding notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading "—Purpose of the Exchange Offer."

        Accordingly, the notes not tendered may be resold only:

  •
  to us or our subsidiaries;

  •
  pursuant to a registration statement which has been declared effective under the Securities Act;

  •
  for so long as the notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

  •
  pursuant to any other available exemption from the registration requirements of the Securities Act (in which case the trustee and we shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the trustee and us), subject in each of the foregoing cases to any requirements of law that the disposition of the seller's property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws.

        Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

Regulatory Approvals

        Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Solicitation of Tenders; Fees and Expenses

        We will bear the expenses of soliciting tenders. We are mailing the principal solicitation. However, our officers and regular employees and those of our affiliates may make additional solicitation by telegraph, telecopy, telephone or in person.

        We have not retained any dealer-manager in connection with the exchange offer. We will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we may pay the exchange agent reasonable and customary fees for its services and may reimburse it for its reasonable out-of-pocket expenses.

        We will pay the cash expenses incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the outstanding notes. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

Transfer Taxes

        We will pay all transfer taxes, if any, required to be paid by us in connection with the exchange of the outstanding notes for the exchange notes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted for exchange be returned to, a person other than the registered holder will be responsible for the payment of any transfer tax arising from such transfer.

The Exchange Agent

        The Bank of New York is serving as the exchange agent for the exchange offer. ALL EXECUTED LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE EXCHANGE AGENT AT THE ADDRESS LISTED BELOW. Questions, requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent at the address or telephone number listed below.

        BY REGISTERED, CERTIFIED MAIL, HAND DELIVERY OR OVERNIGHT MAIL:

    The Bank of New York
    Corporate Trust Operation
    Reorganization Trust Unit

        BY FACSIMILE (ELIGIBLE GUARANTOR INSTITUTIONS ONLY):

        FOR INFORMATION OR CONFIRMATION BY TELEPHONE:

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by registered or certified mail, by hand, or by overnight delivery service.

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

USE OF PROCEEDS

        We did not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount. We did retire or cancel all of the outstanding notes tendered in the exchange offer.

        On April 22, 2004, we issued and sold the outstanding notes as part of an investment unit consisting of either (a) $1,000 principal amount of the senior secured outstanding notes and one warrant or (b) $1,000 principal amount of our senior secured floating rate outstanding notes and one warrant. We used the net proceeds from the offering of the units to repay a portion of our existing indebtedness. The gross proceeds totaled $115.0 million from the offering consisting of $105.0 million from the senior secured outstanding notes and $10.0 million from the senior secured floating rate outstanding notes, net of $10.3 million of transaction costs for net proceeds of $104.7 million.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004.

        You should read the table below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

As of June 30, 2004
(dollars in thousands)
Cash and cash equivalents	$3,742

Debt:
New senior credit facility(1)	14,270
Outstanding notes(2)	112,426
Capital lease obligations	6,412
Purchase money mortgages and other debt	5,933

Total debt	139,041
Stockholder's equity(3)	66,480

Total capitalization	$205,521

(1)
Concurrently with the offering of the outstanding notes, we entered into a new senior credit facility with Congress Financial Corporation with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions, plus $10.0 million in a letters of credit facility. The new senior credit facility is secured by a first priority lien on substantially all of our and our guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, as described in the definition of "Excluded Assets" under "Description of the Exchange Notes," and by a second priority lien on the first lien real property. See "Description of Certain Indebtedness—New Senior Credit Facility."

(2)
Includes the senior secured outstanding notes and the senior secured floating rate outstanding notes net of the unamortized original issue discount. The original issue discount represents the value assigned to the warrants, which were issued with the notes, which value was based upon the valuation of an independent financial institution.

(3)
Total stockholder's equity reflects the allocation of $2.7 million to additional paid-in capital for the issuance of the warrants.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        You should read the information set forth below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

        We derived the Statement of Operations Data and the Other Financial Data for the years ended June 30, 2002, 2003 and 2004 and the Balance Sheet Data as of June 30, 2003 and 2004 from our audited financial statements included elsewhere in this prospectus. We derived the Statement of Operations Data and the Other Financial Data for the year ended June 30, 2001 and the Balance Sheet Data as of June 30, 2001 and June 30, 2002 from our audited financial statements that are not included in this prospectus. We derived the Statement of Operations Data and the Other Financial Data for the year ended June 30, 2000 and the Balance Sheet Data as at June 30, 2000 from our unaudited consolidated financial statements that are not included in this prospectus. In the opinion of our management, our unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for the relevant period.

	Fiscal Year Ended June 30,
	2000	2001	2002	2003	2004
	(Dollars in thousands)
Statement of Operations Data:
Revenues:
School bus operations	$245,117	$276,589	$288,004	$300,433	$321,466
Paratransit and transit operations	72,176	75,732	56,953	48,602	42,055

Total revenues	317,293	352,321	344,957	349,036	363,521
Cost of operations:
Cost of operations—school bus operations	203,592	234,172	262,446	260,492	285,645
Cost of operations—paratransit and transit operations	60,845	62,067	51,060	40,694	35,034
General and administrative	17,115	19,949	21,557	17,524	17,695
Depreciation and amortization	17,986	22,320	25,072	25,055	26,287
Contract rights impairment	—	—	2,828	—	5,463

Income (loss) from operations	17,756	13,813	(18,006)	5,271	(6,603)
Other income (expense):
Interest expense(1)	(22,301)	(24,626)	(24,303)	(12,868)	(25,196)
Reorganization costs(2)	—	—	—	(8,164)	(11,177)
Forgiveness of indebtedness income(3)	—	—	—	—	101,493
Other	(498)	(523)	(1,585)	(234)	(142)

Income (loss) before income taxes and cumulative effect of accounting change and discontinued operations	(5,044)	(11,336)	(43,894)	(15,996)	58,375
Provision for income taxes	550	457	248	307	477

Income (loss) before cumulative effect of accounting change and discontinued operations	(5,594)	(11,793)	(44,142)	(16,302)	57,898
Cumulative effect of accounting change	(546)	—	—	—	—

Income (loss) before discontinued operations	(6,140)	(11,793)	(44,142)	(16,302)	57,898
(Loss) from discontinued operations	(198)	(2,837)	(13,283)	(4,201)	(1,080)

Net income (loss)	$(6,338)	$(14,630)	$(57,425)	$(20,503)	$56,818

	Fiscal Year Ended June 30,
	2000	2001	2002	2003	2004
	(Dollars in thousands)
Other Financial Data:
Ratio of earnings to fixed charges(4)	*	*	*	*	3.3	x**

	As of June 30,
	2000	2001	2002	2003	2004
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,847	$862	$3,604	$3,101	$3,742
Accounts receivable, net	57,911	69,699	57,674	55,519	46,971
Property, plant and equipment, net	158,785	171,182	166,619	154,263	149,078
Total assets and capitalized lease obligations	292,496	333,824	292,428	277,995	256,330
Total debt	216,378	246,432	253,672	250,497	139,041
Shareholder's equity (deficit)	41,157	34,025	(16,359)	(36,694)	66,480

(1)
Contractual interest was $26.6 million and $32.6 million for the periods ended June 30, 2003 and June 30, 2004, respectively.

(2)
Reorganization costs consist primarily of fees for both our restructuring advisors and legal counsel and our creditors' restructuring advisors and legal counsel.

(3)
As a result of our plan of reorganization becoming effective, liabilities that were subject to compromise were settled, which resulted in the recognition of forgiveness of indebtedness income based upon the estimated settlement amounts. (See Note 3 of our consolidated financial statements.)

(4)
The ratio of earnings to fixed charges is calculated by dividing fixed charges into pretax income (loss) from continuing operations, plus fixed charges. "Fixed charges" include interest, whether expensed or capitalized, amortization of premiums, discounts and capitalized expenses relating to indebtedness and the estimated interest component of rent expense. The calculation excludes certain interest of $11.8 million and $6.5 million as those amounts were not recorded as interest expense for the years ended June 30, 2003 and 2004, respectively, in accordance with the AICPA's Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

*
Earnings were insufficient to cover fixed charges by $5.0 million for fiscal 2000, $11.3 million for fiscal 2001, $43.9 million for fiscal 2002 and $16.0 million for fiscal 2003.

**
In connection with our exit from our Chapter 11 bankruptcy case, we recorded forgiveness of indebtedness income from continuing operations of $101.5 million for the year ended June 30, 2004. Had this amount been excluded from this calculation, earnings would have been insufficient to cover fixed charges by $43.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the "Selected Consolidated Financial and Other Data" and our historical consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

General

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We have contracts with 144 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. For fiscal year 2004, we have contracts to provide paratransit services in New York and Arizona to physically and mentally challenged passengers who are unable to use standard public transportation. We also provide other transportation services, including fixed route transit, express commuter line and charter and tour buses through our coach services. As of June 30, 2004, we had a fleet of approximately 6,400 vehicles operating from 47 major facilities.

        School bus transportation services accounted for 88.4%, 86.1%, and 83.5% of our revenues from continuing operations in our fiscal years ended June 30, 2004, 2003 and 2002, respectively. Our school bus transportation contracts have provided a relatively predictable and stable stream of revenues over their terms, which generally range from one to five years. Since 1979, we have achieved substantial contract renewals, which we believe is due to (1) our reputation for passenger safety and providing efficient, on-time service, (2) our long-standing relationships with the school districts we service, (3) the preference of school districts to maintain continuity of service with their current proven contractor rather than risk the uncertainty associated with a replacement and (4) the disadvantage of prospective competitors, who generally would have to make substantially greater investments than we would in new equipment and who may experience difficulty obtaining suitable parking and maintenance facilities in our primary markets, especially in the New York greater metropolitan area.

        The daily price charged per vehicle varies, depending upon a wide range of factors including (1) vehicle type (standard school buses, minivans, or vehicles with wheelchair lifts), (2) the nature of service to be provided (transportation of regular enrollment students or transportation of physically or mentally challenged students), (3) special requirements of a particular school district concerning age of vehicles and/or upgrades on equipment and (4) the cost of labor. Salaries and related labor costs are the most significant factors in our cost structure. In urban areas, particularly those with a strong union presence, the cost of providing school bus transportation is substantially greater than in suburban and rural areas, where salaries are generally lower. As a result, prices paid by school districts vary accordingly.

        School bus transportation revenues have historically been seasonal, based on the school year and holiday schedules. During the months of September through June, our fleet of school buses has been generally fully utilized. Historically during the summer months, only a portion of our school buses have been required to fulfill our summer contracts for school and camp activities and special trips. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in fiscal year 2004, including summer camp and charter programs.

        In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis Board of Education, which expired in June 2004 and represented approximately 3.4% of the revenues for our school bus operations for the year ended June 30, 2004. This contract had generated negative EBITDA for such period, primarily as a result of the St. Louis Board of Education eliminating 90 of our previously serviced bus routes. We will continue our other transportation service contract in the St. Louis area, which represented approximately 3.5% of the revenues of our school bus transportation operations for the year ended June 30, 2004 and had generated positive EBITDA in such period.

        The paratransit and transit services operations accounted for 11.6%, 13.9% and 16.5% of our revenues from continuing operations in fiscal years 2004, 2003 and 2002, respectively. The terms of our paratransit contracts initially range from one to five years. The contracts are awarded by public transit systems through a public bidding or request for proposal ("RFP") process. We are generally entitled to a specified charge per hour of vehicle service together with other fixed charges. The method of contract compensation also varies.

        In May 2004, we were notified that we were unsuccessful in rebidding our paratransit contract in Arizona. The vehicles we used for this contract were all provided for by the customer and will have no future cost to us after December 2004. The paratransit contract in Arizona represented approximately 11.7% of our revenues from paratransit and transit operations for the year ended June 30, 2004.

        The principal elements of our cost of operations are labor and related employment expenses, fuel, parts, vehicle insurance, workers' compensation insurance and rent. Historically, the vast majority of our cost of sales have varied directly in proportion to revenues. As of June 30, 2004, approximately 72% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which two agreements, covering approximately 70 employees, have already expired, 22 agreements, covering approximately 4,910 employees, will expire over the next three years and four agreements, covering approximately 1,300 employees, will expire in the fourth year. Although we believe that historically we have had satisfactory labor relations with our employees and their unions, our inability to negotiate acceptable union contracts in the future or a deterioration of labor relations could result in strikes or work stoppages and increased operating costs as a result of higher wages or benefits paid to union members, which would have a material adverse effect on us. We had a strike in April 2004 affecting our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we are finalizing a new collective bargaining agreement with the relevant union, which will be in effect until August 2007. We believe that the strike did not have, nor the new agreement will have, a material adverse effect on our results of operations.

        General and administrative expenses include costs primarily associated with our headquarters in Staten Island, New York, as well as terminal, office and managerial salaries. We believe that we currently have sufficient staff to support anticipated revenue levels. Cost increases are anticipated to be offset somewhat as our business grows and we realize economies of scale by spreading the cost of the administrative staff and facilities over a larger revenue base.

        During the period from fiscal 1995 to fiscal 2001, we increased our revenues from continuing operations from $114.0 million to $352.3 million although we generated annual net losses of up to $14.6 million in the same periods. However, in fiscal 2002, our net losses increased significantly to $57.4 million. We believe the primary factors leading to this increase were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts, which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. Where possible, we have sought to adjust for these higher costs in our recent contract renewals.

        As a result of the impact of these developments, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003 and went effective as of December 24, 2003.

        Management has (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) in some instances, capitalized on our strong customer relationships to successfully renegotiate existing contracts. Cost cutting initiatives we have taken include corporate overhead reductions, such as furloughing employees during the summer months, eliminating restructuring overhead, enhancing our information systems, utilizing purchasing power for fuel, tires, maintenance, supplies and parts. We also seek to continue to be proactive in accident and safety prevention to reduce insurance costs. We believe the full effect of these activities has not yet been fully realized in our performance.

        We have sold assets of and have closed our bus sales operations, which we consider to be non-core businesses. Our discontinued operations generated a loss of approximately $1.1 million in fiscal year 2004, which included $1.4 million of forgiveness of indebtedness income. We completed the sale of one of these businesses in August 2003 and have sold the balance of assets of the other in September 2004. We have treated this as discontinued operations for all periods presented.

Results of Operations(1)

	Year Ended June 30,
	2002		2003		2004
Revenues	$345.0	100.0%	$349.0	100.0%	$363.5	100.0%
Cost of operations	313.5	90.9%	301.2	86.3%	320.7	88.2%
General and administrative	21.6	6.3%	17.5	5.0%	17.7	4.9%
Depreciation and amortization	25.1	7.3%	25.1	7.2%	26.3	7.2%
Income (loss) from operations	(18.0)	(5.2)%	5.3	1.5%	(6.6)	(1.8)%
Interest expense	24.3	7.0%	12.9	3.7%	25.2	6.9%
Income (loss) from continuing operations	(44.1)	(12.8)%	(16.3)	(4.7)%	57.9	15.9%

(1)
All figures are from continuing operations.

Fiscal 2004 Compared to Fiscal 2003

        Revenues.    Revenues from school bus operations were $321.5 million for the year ended June 30, 2004 compared to $300.4 million for the year ended June 30, 2003, an increase of $21.1 million or 7.0%. This increase was due to $17.5 million of increases in service requirements of existing contracts, primarily due to new routes obtained from the DOE and $6.7 million in price increases from existing contracts, partially offset by $3.6 million of lost contracts.

        Revenues from paratransit and transit operations were $42.1 million for the year ended June 30, 2004 compared to $48.6 million for the year ended June 30, 2003, a decrease of $6.5 million or 13.5%. This decrease was primarily due to $4.4 million of unprofitable contracts sold during fiscal 2003 and $3.1 million of lost contracts, partially offset by price increases of $0.4 million on existing contracts and $0.4 million in increases in service requirements of existing contracts.

        Cost of Operations.    Cost of operations of school bus operations was $285.6 million for the year ended June 30, 2004 compared to $260.5 million for the year ended June 30, 2003, an increase of $25.2 million or 9.7%. Salaries and wages from school bus operations increased by $15.0 million for the year ended June 30, 2004 due to increased revenue and higher payroll costs associated with these revenues. As a percentage of revenues, wages increased to 52.2% for the year ended June 30, 2004 from 50.9% for the year ended June 30, 2003. Employee fringe benefits increased $7.6 million due primarily to additional employees hired to service additional routes received by us from the DOE and increases in union health and welfare costs and state unemployment taxes, partially offset by decreases in workers' compensation insurance costs. As a percentage of revenues, employee fringe benefits increased to 17.7% for the year ended June 30, 2004 from 16.4% for the year ended June 30, 2003. Fuel costs for the year ended June 30, 2004 increased $1.3 million from the previous fiscal year due to higher prices. Based on our current operations, an increase in fuel costs of $0.10 per gallon will increase our cost of fuel by approximately $1.1 million on an annual basis. Since July 31, 2004, we have estimated that fuel prices have increased approximately $0.30 per gallon. The inreases in salaries and wages, fringe benefits and fuel were partially offset by a $0.7 million decrease in vehicle insurance expense due to improved loss experience. As a percentage of school bus operations revenues, cost of operations increased to 88.9% for the year ended June 30, 2004 from 86.7% for the year ended June 30, 2003.

        Cost of operations of paratransit and transit operations was $35.0 million for the year ended June 30, 2004 compared to $40.7 million for the year ended June 30, 2003, a decrease of $5.7 million or 13.9%. This decrease was primarily due to reduced labor and fringe benefits in relation to unprofitable contracts sold and lost contracts. As a percentage of paratransit and transit revenues, cost of operations decreased to 83.3% for the year ended June 30, 2004 from 83.7% for the year ended June 30, 2003.

        General and administrative expense.    General and administrative expenses from school bus operations were $15.1 million for the year ended June 30, 2004 compared to $14.7 million for the year ended June 30, 2003, an increase of $0.4 million or 2.6%. This increase was primarily due to increases in salaries of $0.3 million in connection with our new Chief Financial Officer and an increase of $0.3 million in professional fees, partially offset by a decrease of $0.5 million in office supplies and expenses. The impact of our implemention of cost-cutting initiatives, although minimal through June 30, 2004, is expected to be more fully realized in the fiscal year ending June 30, 2005. As a percentage of school bus operations revenues, general and administrative expenses decreased to 4.7% for the year ended June 30, 2004 from 4.9% for the year ended June 30, 2003.

        General and administrative expenses from paratransit and transit operations were $2.6 million for the year ended June 30, 2004 compared to $2.8 million for the year ended June 30, 2003, a decrease of $0.2 million or 7.7%. This decrease was primarily due to reductions of $0.1 million in administrative payroll and fringe benefits and $0.1 million in office supplies and expenses. As a percentage of paratransit and transit operations revenues, general and administrative expenses increased to 6.2% for the year ended June 30, 2004 from 5.8% for the year ended June 30, 2003.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $23.5 million for the year ended June 30, 2004 compared to $22.6 million for the year ended June 30, 2003, an increase of $1.0 million or 4.3%. This increase was primarily due to $0.5 million depreciation in connection with the abandonment of fixed assets from properties, which we vacated, and an increase in depreciation in connection with purchases of new vehicles.

        Depreciation and amortization expense from paratransit and transit operations was $2.7 million for the year ended June 30, 2004 compared to $2.5 million for the year ended June 30, 2003, a increase of $0.3 million or 11.0%. This increase was primarily due to $0.3 million depreciation in connection with the abandonment of fixed assets located at a facility where our company rejected the lease during our Chapter 11 proceeding.

        Contract rights impairment.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. We review the value assigned to school bus transportation contract rights annually to determine if they have been impaired in value. Factors which could trigger impairment include significant underperformance relative to historical results or projected future operating results, based upon future undiscounted cash flows of the underlying business and management's best estimates of future market and operating conditions. Transportation contract rights are amortized on a straight-line basis over twelve years, which represents our estimate of the average length of the contracts and expected renewal periods. We recorded an impairment charge of $5.5 million for the fiscal year ended June 30, 2004, which is included in the school bus operations segment, to adjust transportation contract rights to fair value. There were no impairment charges for the year ended June 30, 2003.

        Income (loss) from operations.    Operating loss from school bus operations was ($8.3) million for the year ended June 30, 2004 compared to an operating income of $2.6 million for the year ended June 30, 2003, a decrease of $10.9 million or 419%, due to the net effect of the items discussed above.

        Operating income from paratransit and transit operations was $1.7 million for the year ended June 30, 2004 compared to $2.6 million for the year ended June 30, 2003, a decrease of $0.9 million or 34.6%, due to the net effect of the items discussed above.

        Interest expense.    Interest expense was $25.2 million for the year ended June 30, 2004 compared to $12.9 million for the year ended June 30, 2003, an increase of $12.3 million or 95.8%. This increase was primarily due to (1) an increase of $4.7 million in interest on our exit financing senior secured notes, (2) a $4.6 million increase in amortization of deferred financing expenses in fiscal 2004, primarily due to a write off of deferred financing expenses in relation to our exit financing and debtor-in-possession ("DIP") loans and (3) $2.6 million interest on our new 12% senior secured notes and senior secured floating rate notes, partially offset by a $1.6 million decrease in interest on the 10 3/4% senior secured notes, which ceased accruing interest from the date of filing Chapter 11 bankruptcy case.

        Reorganization costs.    AETG and its affiliate debtors, including our company (except Atlantic North), filed for protection under Chapter 11 of the United States Bankruptcy Code on August 16, 2002. The Bankruptcy Court confirmed our plan of reorganization on September 4, 2003 and it became effective on December 24, 2003. During the year ended June 30, 2004, we incurred $11.2 million of reorganization costs in connection with our Chapter 11 bankruptcy case, consisting primarily of fees for our restructuring advisors, legal counsel, our creditors' restructuring advisors and legal counsel, approximately $3.0 million in net success fees to our and our creditors' restructuring advisers plus approximately $1.0 million in restructuring bonuses to our management and key employees. For the year ended June 30, 2003, reorganization costs were $8.2 million.

        Forgiveness of indebtedness.    As a result of our plan of reorganization becoming effective, the Bankruptcy Court discharged secured and unsecured debt, trade and other miscellaneous claims and accrued interest, which resulted in our recognition of $101.5 million of forgiveness of indebtedness income from continuing operations. The holders of our 10 3/4% senior secured notes and GSC, holder of an $8.2 million supplemental bank loan, were given a one-time payment of $0.5 million, and 100% of the capital stock of AETG in exchange for these debts.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the items discussed above, we experienced income from operations before provision for income taxes and discontinued operations of $58.4 million for the year ended June 30, 2004, which after excluding $101.5 million of forgiveness of indebtedness income would have resulted in a loss before provision for income taxes and discontinued operations of $43.1 million compared to a loss of $16.0 million for the year ended June 30, 2003, an increase of $27.1 million.

        (Loss) from discontinued operations.    We experienced a loss from discontinued operations of $1.1 million for the year ended June 30, 2004 (which includes $1.4 million of forgiveness of indebtedness income) compared to a loss from discontinued operations of $4.2 million for the year ended June 30, 2003, a decrease of $3.1 million.

Fiscal 2003 Compared to Fiscal 2002

        Revenues.    Revenues from school bus operations were $300.4 million for fiscal 2003 compared to $288.0 million for fiscal 2002, an increase of $12.4 million or 4.3%. This increase was due primarily to $14.5 million in net contract rate increases and increases in service requirements of existing contracts, partially offset by $2.1 million of lost contracts.

        Revenues from paratransit and transit operations were $48.6 million for fiscal 2003 compared to $57.0 million for fiscal 2002, a decrease of $8.4 million or 14.7%. This decrease was primarily due to (1) $3.6 million in lost contracts, (2) $2.6 million of unprofitable contracts sold during fiscal 2003 and (3) $2.2 million in net decreases in service requirements of existing contracts.

        Cost of operations.    Costs of operations of school bus operations was $260.5 million for the year ended June 30, 2003, compared to $262.4 million for the year ended June 30, 2002, a decrease of $2.0 million or 0.7%. This decrease was primarily due to our implementation of cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We were able to reduce overtime costs to $0.9 million in fiscal 2003 from $3.0 million in fiscal 2002. In addition, we were able to reduce costs of parts and supplies and employee benefits by $1.9 million and $0.7 million, respectively. Our insurance costs remained stable. As a percentage of revenues of school bus operations, labor costs were 50.1% for fiscal 2003 compared to 52.3% for fiscal 2002. Employee benefits and parts and related supplies as a percentage of revenue were reduced to 16.4% and 2.7% in fiscal 2003 from 17.4% and 3.5% in fiscal 2002, respectively,

        Cost of operations of paratransit and transit operations was $40.7 million for the year ended June 30, 2003 compared to $51.1 million for the year ended June 30, 2002, a decrease of $10.4 million or 20.3%. This decrease was primarily due to lower revenues as well as our implementation of cost cutting initiatives. We were able to reduce overtime costs to $2.1 million in fiscal 2003 from $3.8 million in fiscal 2002. Labor costs decreased to $23.5 million in fiscal 2003 from $29.5 million in fiscal 2002, a decrease of $6.0 million. Employee benefits decreased to $5.8 million in fiscal 2003 from $8.1 million in fiscal 2002, a decrease of $2.3 million. As a percentage of revenues, labor costs and employee benefits decreased to 60.3% in fiscal 2003 from 66.0% in fiscal 2002.

        General and administrative expenses.    General and administrative expenses from school bus operations were $14.7 million for fiscal 2003 compared to $17.1 million for fiscal 2002, a decrease of $2.4 million or 13.9%. This decrease was primarily due to (1) a $1.0 million reduction in professional fees, (2) a $0.7 million write-off of indebtedness due from our parent, AETG, and forgiven in fiscal 2002, (3) a $0.8 million reduction in advertising, promotion and recruiting expenses and (4) a $0.2 million reduction in provision for bad debts, partially offset by a $0.9 increase in administrative payroll and fringe benefits. As a percentage of revenues, general and administrative expenses from school bus operations decreased to 4.9% for fiscal 2003 from 5.9% for fiscal 2002.

        General and administrative expenses from paratransit and transit operations were $2.8 million for fiscal 2003 compared to $4.5 million for fiscal 2002, a reduction of $1.7 million or 37.1%. This decrease was primarily due to (1) a $0.9 million reduction in administrative payroll and fringe benefits due to contracts lost, (2) a $0.5 million reduction in professional fees and (3) a $0.1 million reduction in advertising, promotion and recruiting expenses. As a percentage of revenues, general and administrative expenses from paratransit and transit operations decreased to 5.8% for fiscal 2003 from 7.8% for fiscal 2002.

        Depreciation and amortization.    Depreciation and amortization expense from school bus operations was $22.6 million for fiscal 2003 compared to $22.5 million for fiscal 2002, an increase of $0.1 million.

        Depreciation and amortization expense from paratransit and transit operations was $2.5 million for fiscal 2003 and fiscal 2002, respectively.

        Contract rights impairment.    Transportation contract rights primarily represent the value we assigned to the cost of investments in school bus companies in excess of book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. We review the value assigned to school bus transportation contract rights annually to determine if they have been impaired in value. Factors which could trigger impairment include significant underperformance relative to historical results or projected future operating results, based upon future undiscounted cash flows of the underlying business, historical results and management's best estimates of future market and operating conditions. Transportation contract rights are amortized on a straight line basis over twelve years, which represents our estimate of the average length of the contracts and expected renewal periods. We recorded an impairment charge of $2.8 million for fiscal year ended June 30, 2002, which is included in the school bus operations segment, to adjust the transportation contract rights to fair value. There were no impairment charges for the year ended June 30, 2003.

        Income (loss) from operations.    Income from operations of school bus operations was $2.6 million for fiscal 2003 compared to a $16.9 million operating loss for fiscal 2002, an increase of $19.5 million, due to the net effect of the items discussed above.

        Income from operations of the paratransit and transit operations was $2.6 million for fiscal 2003 compared to a $1.1 million operating loss for fiscal 2002, an increase of $3.7 million, due to the net effect of the items discussed above.

        Interest expense.    Interest expense was $12.9 million for fiscal 2003 compared to $24.3 million for fiscal 2002, a decrease of $11.4 million or 47.0%. This decrease was primarily due to (1) a $11.2 million decrease in interest on the 10 3/4% senior secured notes, which ceased accruing interest from the date of the filing of our Chapter 11 bankruptcy case, (2) a $0.8 million decrease in connection with insurance premium financing, (3) a $0.7 million decrease in interest from the sale of receivables and (4) a $0.3 million decrease in interest in connection with our $12.5 million supplemental debtor-in-possession financing facility, which was partially offset by a $0.9 million increase in the amortization of deferred financing charges.

        Reorganization costs.    AETG and its affiliate debtors, including our company (except Atlantic North), filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code on August 16, 2002. The Bankruptcy Court confirmed our plan of reorganization on September 4, 2003. During fiscal 2003, we incurred $8.2 million of reorganization costs in connection with our Chapter 11 bankruptcy case, consisting primarily of fees for our restructuring advisors and legal counsel and our creditors' restructuring advisors and legal counsel.

        Income (loss) before provision for income taxes and discontinued operations.    Due to the net effect of the items discussed above, we experienced a loss from continuing operations before provision for income taxes and discontinued operations of $16.0 million for fiscal 2003 compared to a loss from continuing operations of $43.9 million before provision for income taxes and discontinued operations for fiscal 2002, a decrease of $27.8 million.

        (Loss) from discontinued operations.    We experienced a loss from discontinued operations of $4.2 million for fiscal 2003, including impairment losses of $2.7 million, compared to a loss from discontinued operations of $13.3 million for fiscal 2002, which includes a $10.2 million goodwill impairment charge, a decrease of $9.1 million.

Liquidity and Capital Resources

        Our plan of reorganization was confirmed on September 4, 2003 and became effective on December 24, 2003. As part of the exit financing, many of the reorganized debtors entered into an Amended and Restated Loan and Security Agreement for a maximum of $100.0 million in revolving loans, letter of credit accommodations and vehicle acquisition loans, and issued $45.0 million in aggregate principal amount of exit financing senior secured notes.

        On April 22, 2004 we issued $105.0 million of the senior secured outstanding notes and $10.0 million of the senior secured floating rate outstanding notes. The notes were issued as part of an investment unit consisting of $1,000 principal amount of the outstanding notes and one warrant to purchase one of our common shares, exercisable at $.01 per share. $2.7 million of the purchase price of the units was allocated to the warrants based upon a valuation prepared by an independent financial institution. The original issue discount (the "OID") will be amortized over the life of the notes. In connection with the offering of the notes, we incurred $10.3 of transaction costs to repay the exit financing facilities. Annual interest on the senior secured floating rate outstanding notes is equal to the applicable LIBOR rate plus a margin of 9.2%. Interest payments on the notes, which commenced October 15, 2004, are due on a semiannual basis through their maturity date.

        The notes were required to be registered with the SEC by October 19, 2004. Since they were not registered by its given deadline, we are required to pay liquidated damages of $5,530 per week for 90 days, $11,060 per week for the next 90 days, $16,590 per week for the following 90 days and $22,120 per week thereafter until such registration is effective.

        The notes and related guarantees are senior secured obligations and will rank equal in right of payment to all other existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes are secured by a first priority lien on substantially all of our owned real properties and on substantially all of our owned motor vehicles, and a second priority lien on those of our assets that secure our obligations under the new senior credit facility on a first priority basis. The proceeds from the sale of the collateral securing the notes may not be sufficient to pay all amounts outstanding on the notes.

        The indenture governing the notes provides for optional redemption, a repurchase provision upon the existence of excess cash flow, as defined therein, and contains covenants typical of such arrangements as well as a covenant on the maintenance of a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined quarterly.

        As of June 30, 2004, our trailing twelve months EBITDA, as defined by our new senior credit facility, was approximately $25.0 million. EBITDA is defined in our new senior credit facility as, for any period, our net income or loss before income or loss from discontinued operations for such period, plus (a) to the extent deducted in computing such consolidated net income or loss, without duplication, the sum of (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, and (iv) non-cash extraordinary or nonrecurring losses or non-recurring expenses including non-cash impairment charges, (v) reorganization expenses incurred by us, including up to a maximum of $1,050,000 in respect of certain management exit bonuses, and (vi) cash capital contributions to our company permitted by our new senior credit facility, minus (b) to the extent added in computing such consolidated net income or loss, without duplication, extraordinary or non-recurring income or gains. EBITDA, as defined in our indenture, is defined substantially the same as in our new senior credit facility.

        In addition, from and after September 30, 2006 in the event we do not satisfy certain leverage tests, 2% additional interest will be required to be paid on the notes, which shall be payable in the same form of additional or payment in kind ("PIK") notes.

        Concurrent with the issuance of the notes, we entered into a new senior credit facility with Congress Financial Corporation ("Congress") with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions and covenants, one of which is the maintenance of a minimum trailing twelve months EBITDA, as defined therein (which definition is substantially the same as that of the indenture), of $23.0 million determined monthly. Our new senior credit facility also provides for up to $10.0 million in a letter of credit facility. Failure to comply with the covenants contained in our new senior credit facility or the indenture governing the notes could result in an event of default which could permit acceleration of the related debt.

        On April 22, 2004, we paid off, in full, both exit financing facilities, including prepayment penalties, with the net proceeds of the offering of the outstanding notes and the use of $6.6 million from the new senior credit facility. We recorded a charge to interest expense of approximately $9.7 million consisting of the write-off of deferred finance charges of approximately $5.4 million, $3.9 million of prepayment penalties, and $0.4 million of penalty interest in connection with our exit financing senior secured notes. On May 18, 2004 we received approximately $6.5 million from the release of cash collateral under an automobile insurance policy in exchange for issuing a $6.5 million letter of credit under the new senior credit facility. Professionals who were owed approximately $8.7 million of the $11.4 million total outstanding administrative priority claims in our Chapter 11 bankruptcy case as of April 23, 2004, were paid $2.9 million in May 2004 and we expect to pay the balance prior to January 1, 2005.

        In June 2004, we entered into an agreement (the "Receivable Agreement") with Congress, to sell Congress, without recourse, up to a maximum $5.9 million of accounts receivable of our company. Under the Receivable Agreement, Congress purchases receivables at the gross amount of such accounts (less 3.25% purchase commission) and immediately credits 85% of this amount against our debt under the new senior credit facility with the balance credited upon Congress receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited. The Receivable Agreement expires concurrently with the expiration of the new senior credit facility. In connection with our entering into the Receivable Agreement, the President and Chief Executive Officer of our company provided a personal guarantee, as required by Congress, in full support of the Receivable Agreement for which he received a $125,000 guarantee fee. This fee is being amortized over the term of the Receivable Agreement. As of June 30, 2004, we had sold approximately $5.9 million of receivables (net of a commission of approximately $0.2 million) and received cash proceeds of $4.8 million.

        On August 5, 2004, we received $4,900,000 from GSC and signed a senior unsecured term note (the "GSC Note"). The GSC Note bears interest at 15% per annum and is payable monthly, in arrears, commencing August 31, 2004 until September 2004 and quarterly, in arrears, thereafter. The GSC Note contains identical covenants as the new senior credit facility and matures the earlier of April 23, 2007 or such date as excess availability, as defined by the new senior credit facility, is in excess of $7.0 million after giving effect to the repayment of principal of the GSC Note. In connection with this transaction, GSC, Congress and our company signed a subordination agreement, whereby the parties agree that we may pay interest if excess availability is not less than $1.0 million and pay principal if excess availability is in excess of $7.0 million after giving effect to the respective repayments and no event of default (as defined in the new senior credit facility) shall exist or have occurred and be continuing.

        On October 14, 2004, Congress amended its new senior credit facility to allow Congress to make non-revolving supplemental loans to us of up to $3.5 million. These supplemental loans, which are not subjected to borrowing base availability, do not increase the amount of the $20.0 million new senior credit facility. The $3.5 million loan, which bears interest at 12% per annum, was funded by GSC, the junior participant to the supplemental loan, on October 14, 2004. Under the terms of the definitive documentation of the supplemental loan, GSC may receive payment of the outstanding principal balance of the supplemental loans if our excess availability, as defined in the new senior credit facility, is not less than $5.0 million for the 30 day period immediately prior to the repayment of these loans and for each of the three business days immediately prior to the date of repayment of the loans.

        We have sold the assets of and have closed our New Jersey bus sales operations and our captive insurance company, Atlantic North, is being liquidated. In September 2004 we received proceeds of $1.5 million from the sale of assets of our New Jersey bus sales operations and approximately $1.0 million from the liquidation of Atlantic North.

        We operated a fleet of approximately 6,400 vehicles as of June 30, 2004 and consume substantial quantities of fuel for our operations. Based on our current operations, an increase in fuel costs of $0.10 per gallon will increase our cost of fuel purchased by approximately $1.1 million on an annual basis. Since July 31, 2004, we have estimated that fuel prices have increased approximately $0.30 per gallon.

        Capital expenditures from continuing operations for the years ended June 30, 2004 and 2003 totaled $19.2 million and $11.5 million, respectively. Capital expenditures in fiscal 2004 included $5.4 million for new vehicles purchased primarily in connection with additional routes received in connection with our DOE contract, which generated an additional $20.0 million in revenues in fiscal 2004.

        In August 2004 and October 2004, we entered into two master lease agreements, which combined, provide us with facilities to lease vehicles, with invoice costs of up to approximately $12.0 million. The lease terms range from four to seven years and contain terminal rental adjustment clauses which require us to make up any difference between a projected value and the fair market value or the net proceeds from the sale of the vehicles at lease expiration. The projected value is 20% of the vehicles' cost. In connection with these agreements, GSC provided to the lessors approximately $2.6 million in escrow deposits or letters of credit. We agreed to pay GSC an annual administrative fee of 15% of the security to secure the obligations of our company. We anticipate that the majority of our fiscal 2005 vehicle capital expenditure requirements will be acquired through these agreements.

        Vehicle leases under these two master lease agreements will be accounted for as operating leases.

        We intend to continue to selectively acquire contracts, especially those requiring minimum capital expenditures, to the extent that we are able to finance these from operating cash flows and/or additional equity contributions, or other sources of funds.

        We estimate, in addition to normal working capital requirements, we will need the following cash flows to finance our operations: $17.2 million to service our interest obligations, $4.0 million primarily for non-vehicle capital expenditures and $3.2 million for amortization of debt and capital lease obligations. We believe that borrowings under our new senior credit facility and the Receivable Agreement, the utilization of our master lease agreements, plus the proceeds from the GSC Note and the GSC supplemental loan, together with our existing cash and cash flow from operations, will be sufficient to fund our anticipated requirements for the next year. In addition, we are continuing to pursue additional funding alternatives, including the sale of certain assets or operations or the sale and leaseback of certain properties to improve our liquidity position. The indenture governing the notes limits but does not prohibit us from selling assets, including assets constituting collateral securing the notes. Any sale of assets by us will be made in compliance with the asset sale covenant of the indenture governing the notes.

        Our level of indebtedness may make it more difficult for us to satisfy our obligations with respect to the notes because a substantial portion of our cash flow from operations will be dedicated to debt service payments. Accordingly, our cash flow availability to fund increases in working capital and capital expenditures may be restricted, as will our flexibility in planning for, or reacting to, changes in our business, industry or general adverse economic conditions.

        As of June 30, 2004, total current assets were $78.4 million and total current liabilities were $61.1 million. At June 30, 2004, our company's debt under the new senior credit facility was $14.3 million and we had $5.7 million in borrowing availability, based on our borrowing base calculations. Our letter of credit line was fully utilized. As of June 30, 2004, including the $115.0 million of principal amount outstanding under the notes (reduced by the unamortized original issue discount of $2.6 million) the total debt and shareholder's equity were $139.0 million and $66.5 million, respectively. On October 20, 2004, after paying the October 15, 2004 interest due on the notes, our company's debt under the new senior credit facility was $14.2 million (including a $3.5 million supplemental loan) and we had $5.8 million in borrowing availability, based upon our borrowing base calculations.

        The statements regarding our anticipated capital expenditures and service requirements are "forward looking" statements which involve unknown risks and uncertainties, such as our ability to meet or exceed our growth plans and/or available financing, which may cause actual capital expenditures to differ materially from currently anticipated amounts. See "Forward-Looking Statements" on page 36.

        Net cash provided by operating activities.    Net cash provided by operating activities was $15.4 million for fiscal year 2004, primarily due to cash of $25.0 million resulting from changes in the components of working capital ($11.9 million of which was from increases in accounts payable, accrued expenses, other current liabilities and accrued compensation and $8.1 million from decreases in accounts receivable primarily due to decreases in discontinued operations receivables), plus $41.1 million of non-cash items of depreciation and amortization ($34.7 million) and fixed assets and contact rights impairment ($6.4 million), offset by $50.7 million used in operating activities.

        Net cash provided by operating activities was $12.8 million for fiscal 2003, primarily due to $31.9 million of non-cash items of depreciation and amortization ($30.0 million) and non-cash items of goodwill, transportation contract right and fixed asset impairment charges ($1.9 million), partially offset by $19.1 million used in operating activities. Net cash provided by operating activities in fiscal 2002 was $11.3 million primarily due to cash of $16.2 million resulting from (1) changes in components of working capital (primarily consisting of an $11.5 million decrease in accounts receivable due to better collection), (2) $29.5 million non-cash items of depreciation and amortization, (3) $13.0 million non-cash items of goodwill and contract impairment charges and (4) a non-cash charge of $6.7 million related to increasing our insurance reserves, offset by $54.1 million used in operating activities.

        Net cash provided by (used in) investing activities.    For the twelve months ended June 30, 2004, we made $19.2 million of capital expenditures, including $5.4 million for vehicle capital expenditures relating to additional routes received from the DOE. Of these, $8.0 million of capital expenditures were directly financed with capital leases of $7.5 million and equipment loans of $0.5 million and the balance of capital expenditures was financed from operating cash flows.

        For fiscal 2003, we made $11.5 million of capital expenditures to acquire additional vehicles and equipment. Of these capital expenditures, $2.8 million were directly financed with purchase money mortgages and the balance was financed from operating cash flows. We purchased $3.9 million of marketable securities and received $5.8 million of proceeds from the sale or redemption of marketable securities. For fiscal 2002, we made $18.3 million of capital expenditures that we financed from operating cash flows. Purchases of marketable securities were $7.0 million in fiscal 2002 and proceeds from sale or redemption of marketable securities were $8.9 million.

        Net cash used in financing activities.    Net cash used in financing activities totaled $3.9 million for the twelve months ended June 30, 2004 due to (1) $103.5 million in repayments under the revolving line of credit and DIP financing facility, (2) $10.0 million net repayment of the GSC DIP additional loan, (3) $14.9 million deferred financing costs, (4) $4.7 million in payments on borrowings under capital leases and purchase money mortgages and (5) $0.5 million in payments to holders of our 1034% senior secured notes and GSC (lender of an $8.2 million supplemental loan), in connection with our plan of reorganization, offset by new borrowings of $115.0 million from the issuance of the outstanding notes, and $14.3 million from the new senior credit facility.

        Net cash used in financing activities for the year ended June 30, 2003 totaled $6.8 million due to $14.1 million net borrowings under our revolving line of credit and $3.0 million principal payments on borrowings, offset by $10.0 million of proceeds from the GSC DIP additional loan and $1.1 million of proceeds from additional borrowings. Net cash provided by financing activities for the year ended June 30, 2002 was $10.9 million due to $9.0 million repayments under our revolving line of credit and $5.5 million capital contribution received from our parent company offset by $1.8 million principal payments on borrowings.

Commitments and Contractual Obligations

        Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following table.

        The following table shows our contractual obligations and commitments as of June 30, 2004 and the payments due by period.

	As of June 30,
	Total	2005	2006	2007	2008	2009	Thereafter
New notes	$115,000,000	—	—	—	$115,000,000	—	$—
New senior credit facility	14,269,937	14,269,937	—	—	—	—	—
Long-term debt	5,933,256	2,105,417	1,770,455	786,555	419,853	456,536	394,440
Capital lease obligations	8,277,883	1,708,188	1,708,188	1,708,188	1,708,188	1,432,866	12,265
Operating lease obligations—real property	18,856,249	4,068,652	2,805,993	1,973,948	1,875,021	1,478,632	6,654,003
Operating lease obligations—transportation and other equipment	7,146,336	2,364,208	1,771,118	1,300,307	1,187,763	382,200	140,740
Management fees—related parties	2,500,000	500,000	500,000	500,000	500,000	500,000	—
Unsecured creditors	1,125,414	533,721	308,019	283,674	—	—	—
Priority tax claims	5,626,002	937,667	937,667	937,667	937,667	937,667	937,667

Total contractual cash obligations	$178,735,077	$26,487,790	$10,614,377	$7,490,339	$121,628,492	$5,187,901	$8,139,115

        AETG and our company have entered into employment agreements with Domenic Gatto, our Chief Executive Officer and President, whose agreement provides for his continued employment with us through December 31, 2006, and Neil J. Abitabilo, our Chief Financial Officer, whose agreement provides for his continued employment at the will of our company. AETG and our company have entered into an employment agreement with Peter Frank, our Chairman of the Board, whose agreement provides for his continued employment with us through December 2004. See "Management—Executive Compensation" for more information about the terms of these employment agreements.

        We have no off-balance sheet debt or similar obligations.

Quantitative and Qualitative Disclosures About Market Risks

        In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates.

        School Bus Transportation Industry.    The school bus transportation industry is characterized by contracts between transportation companies and the municipality seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the municipality. We believe that the following trends affecting the school bus transportation industry provide us with significant opportunities to execute our business strategy:

    School Enrollment.    We believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, will lead to growth in the school bus transportation industry. According to a 2003 report by the National Center for Education Statistics, enrollment in elementary and secondary schools increased from 45.4 million in 1988 to

    53.9 million in 2001, an increase of 18.6%. According to the same source, enrollment in elementary and secondary schools is projected to increase through 2013. In addition, we believe that the demand for school bus transportation is generally insensitive to economic cycles and is fundamentally strong.

    Highly Fragmented Market with Numerous Small Competitors.    Based on industry data and company estimates, we believe that the top four school bus transportation operators have approximately a 45% share of the outsourced market and thousands of smaller operators have the remaining 55%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes.

    Privatization Opportunities.    At times municipalities seek to outsource school bus transportation services. We believe that the privatization of student transportation, or the outsourcing of school bus transportation by municipalities, is an attractive cost-cutting option to school districts, which we believe, based on industry data and company estimates, operate approximately two-thirds of the approximately 460,000 school buses in the United States. We believe additional privatization presents an opportunity for us to selectively expand our school bus transportation services.

    Facilities and Locations.    We have facilities in key locations available for storage and maintenance of vehicles. These facilities are in critical geographic areas within our markets (e.g.–New York, Los Angeles) and the lack of availability of equivalent facilities provides a significant barrier to entry of these markets by our competitors.

        Paratransit Industry.    Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. Municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium size municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the American Public Transportation Association, the paratransit market was estimated to be approximately $1.3 billion in 2002.

        We operated a fleet of approximately 6,400 vehicles as of June 30, 2004 and consume substantial quantities of fuel for our operations. Based on our current operations, an increase in fuel costs of $0.10 per gallon will increase our cost of fuel purchased by approximately $1.1 million on an annual basis. Since July 31, 2004, we have estimated that fuel prices have increased approximately $0.30 per gallon. From time to time in the past, we have entered into hedging contracts to protect ourselves from fluctuations in the cost of fuel, and we may seek to do the same in the future. We currently do not have any fuel hedging agreements in place, but we continually evaluate entering into such agreements if we believe increases in fuel costs are likely. No assurance can be given that we will be able to adequately protect ourselves from fluctuating fuel costs even if we enter into hedging contracts.

        As of June 30, 2004, our only material variable rate borrowings are the senior secured floating rate outstanding notes (LIBOR plus 9.2% interest) and borrowings under our new senior credit facility (prime plus 1% interest). As of June 30, 2004, we had approximately $10.0 million in letters of credit and $14.3 million of borrowings outstanding under our new senior credit facility. A 100 basis point increase in interest rates, applied to our borrowings as of June 30, 2004, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $0.2 million.

Critical Accounting Policies

        In presenting our consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and judgments that affect the amounts reported therein. Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and required the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods.

        Transportation Contract Rights.    Transportation contract rights primarily represent the value we assigned to the cost of investments in certain of our school bus subsidiaries in excess of the book value of the companies acquired. In addition, we have purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. Transportation contract rights are assessed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the use of the acquired assets or the strategy of the overall business, and significant negative industry or economic trends. If indicators of impairment are present, management evaluates the carrying value of the intangibles in relation to the projection of future undiscounted cash flows of the underlying assets. Projected cash flows are based on historical results adjusted to reflect management's best estimate of future market and operating conditions, which may differ from actual cash flow. Transportation contract rights are amortized on a straight line basis over twelve years which represents our company's estimate of the average length of the contracts and expected renewal periods. We recorded an impairment charge of $2.8 million for the year ended June 30, 2002 and $5.5 million for the year ended June 30, 2004, that is included in the school bus operations segment to adjust the transportation contract rights to fair value. The requirements for these impairment charges were determined by management's evaluation that the future undiscounted cash flows attributable to the underlying assets were unlikely to exceed the carrying value of the transportation contract rights assets for certain of our school bus subsidiaries. The impairment charges were the difference between book value of the transportation contract rights and estimated fair value, determined as the estimated future cash flows. See "Transportation Contract Rights" in Note 2 to the consolidated financial statements for further discussion.

        Income Taxes.    We follow the liability method under SFAS No. 109, "Accounting for Income Taxes." The primary objectives of accounting for taxes under SFAS No. 109 are to (1) recognize the amount of tax payable for the current year and (2) recognize the amount of deferred tax liability or asset for the future tax consequences of events that have been reflected in our financial statements or tax returns. When the realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is recorded against that deferred tax asset.

        As discussed in Note 12 of the Notes to the Consolidated Financial Statements, we have net deferred tax assets resulting primarily from net operating losses ("NOL") that will reduce taxable income in future periods. SFAS No. 109 requires that a valuation allowance be established when it is "more likely than not" that all or a portion of net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including expected reversals of significant deductible temporary differences, a company's recent financial performance, the market environment in which a company operates, tax planning strategies and the length of the NOL carryforward period. Management believes that the realization of the deferred tax assets is not considered to be more likely than not and accordingly, has provided a valuation allowance.

        We file consolidated federal and state income tax returns with our parent and its affiliates. The income tax charge or benefits allocated to us is based upon an allocation method determined by the group under its tax sharing agreement. The balance identified as deferred tax assets and liabilities can, in substance, be considered the equivalent to amounts due from and due to this affiliated group based upon the application of this method.

        Revenue Recognition.    Revenues from school bus and paratransit and transit operations are recognized when services are provided. We bill our customers on a monthly basis based upon the completion of bus routes and service hours completed to all paratransit customers, which in most cases are based upon contracts or extension agreements we have with our customers. Under our largest contract, the DOE retains 5% of our monthly billings (retainage) which is normally returned in August of the following fiscal year based upon us completing contractual service for the prior school year. The total retainage as of the end of each contract year with the DOE for the last three years has been approximately $5 million. We have always collected the retained amounts in full.

        Insurance Coverage and Reserves.    We self-insure our obligations that may arise under workers compensation and automobile liability claims. Provisions for such obligations are provided for as follows:

  a)
  For the calendar years ended December 31, 2001 and 2002, our company self-insured its workers compensation deductibles with Atlantic North, a wholly owned and consolidated subsidiary, which was not a guarantor of the notes. Reserves for deductibles for fiscal years 2001, 2002 and the first half of fiscal year 2003 were based upon actuarial valuations provided by a third party actuary. Such valuations computed reserve requirements based upon estimated ultimate claim losses, including those incurred but not reported. Charges to operations were adjusted, annually if necessary, to reflect these valuations. Reserve requirements for deductibles for fiscal year 2004 were based upon valuations supplied by an insurance company.

        The following table reflects the activity in this account for the years ended June 30, 2002, 2003 and 2004:

Total Reserve
Balance, June 30, 2002	12,575,351
Expense	4,000,807
Transfer to liabilities subject to compromise	(2,144,248)
Payments against the reserve	(5,954,367)

Balance, June 30, 2003	8,477,543
Expense	(1,042,015)
Payments against the reserve	(3,009,452)

Balance, June 30, 2004	$4,426,076

  b)
  Automobile liability commencing July 1, 2001 and workers compensation subsequent to December 31, 2002, were administered through a third party insurance company. Under the terms of such arrangements, our company funds, through monthly installments, loss funds specified by the insurance company. For the current insurance periods, these loss funds will total $12.7 million and $11.0 million for automobile liability and workers compensation claims, respectively. In addition, we pay fronting charges consisting of claims handling, administration, risk transfer charges and taxes. Payments made are charged to a prepaid asset account. Operating costs are charged, and prepaids are reduced, by estimated claim loss costs and amortization of fronting charges. On a quarterly basis, our company receives from the insurance company a calculation of ultimate claims liability based upon actuarially computed reserves using a development factor taking into consideration claims history to arrive at incurred but not reported amounts. Charges to operations are adjusted to reflect these calculations.

    For automobile liability after July 30, 2001 and workers compensation after December 31, 2002, prepayments of loss funds and fronting charges of $12.4 million, $34.5 million and $33.8 million were made for fiscal years 2002, 2003 and 2004, respectively. Charges based upon estimates of total losses and amortization of fronting charges, were made in such years and applied against the prepaid balance. In addition, based upon statistical information received from the insurance company, adjustments for prior and current years insurance claim expenses were made. Such adjustments resulted in an increase to insurance expense of $3.5 million in fiscal year 2002 and reductions to insurance expense of $1.2 million and $1.5 million in fiscal years 2003 and 2004, respectively. As of June 30, 2003 and 2004, the balances in the prepaid account were $12.4 million and $14.3 million, respectively. For each policy year, an adjustment based upon a calculation of ratable incurred losses valued as of a date 30 or 42 months after the rating period, will be made by the insurance carrier.

        The above described charges to operations are based upon estimated ultimate liability related to these claims and could differ from period to period due to claims payment and settlement practices as well as changes in development factors due to assumed future cost increases and discount rates.

        In February 2003, the DOE entered into a Memorandum of Understanding (the "MOU") with our company and other school bus transportation providers, under which the DOE will assume certain vehicle insurance obligations. In addition, under the MOU, the we are not responsible for the administration or payment of insurance claims arising after April 1, 2003. We are not aware of any factors that might impair the DOE's ability or intent to pay claims under this program.

Recent Accounting Pronouncements

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicably on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also elaborates on the disclosures to be made by the guarantor in its interim and annual statements about its obligations under certain guarantees that it has issued. These disclosure requirements are effective for financial statements ending after December 31, 2002. The adoption of this statement did not have any effect on our financial statements.

        In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. In March 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. We do not have any arrangements with variable interest entities that require consolidation of their financial information into its financial statements. The adoption of FIN 46 did not have any impact on our financial statements.

        In May 2003, the FASB issues SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this pronouncement did not any effect on our financial statements.

BUSINESS

Overview

        We are the fourth largest provider of school bus transportation in the United States and the leading provider in New York City, the largest market in which we operate. We also provide paratransit services for physically and mentally challenged passengers to public transit systems, and we offer fixed route transit, express commuter line and charter and tour bus services.

        We have been in operation for over 30 years and have grown from a small local bus company with a fleet of 16 buses to one of the largest national school bus transportation companies in the country with a fleet of approximately 6,400 vehicles as of June 30, 2004. We were founded in 1968 as a school bus company based in Staten Island, New York. Domenic Gatto, our Chief Executive Officer and President, commenced employment with us in 1973 and purchased our company in 1974, at which time we operated only 16 buses. In 1979, we were awarded two major school bus transportation contracts by the DOE, which substantially increased our revenues. These contracts, which were originally awarded for a period of three years, have been extended successively through June 30, 2005. From 1982 to 1987, we strengthened our presence in New York City through the acquisition of 14 regional school bus transportation companies. In 1986, we won and purchased additional contracts in New York City, which also have been extended successively through June 30, 2005. From 1986 to 1989, we further strengthened our presence in New York City through the acquisitions of four local contractors and expanded our operations to Nassau and Suffolk counties on Long Island, New York, through a combination of acquisitions and winning new contracts. From 1990 to 1997, we consummated six additional acquisitions in the New York metropolitan area and three acquisitions on Long Island, New York. In addition to our expansion in the New York greater metropolitan area, we extended our operations to Philadelphia in 1993, where we were the successful bidder for a new contract, and made subsequent acquisitions in 1993 and won additional new contracts in 1996 and 1997. We also established operations in St. Louis (in 1995 and 1996) and in Los Angeles (in 1997) by winning contracts. We have acquired over 20 companies in the last 15 years. We have not made any material acquisitions in the past five years. In the past year we have sold assets of and have closed our bus sales operations, which we consider to be a non-core business.

        We have focused on developing our favorable reputation in the areas of passenger safety, timeliness and quality of service, key factors used by school bus transportation administrators in selecting and renewing our services. We believe the expertise we have gained in our long operating history enables us to establish strong relationships with our customers and provides us with a competitive advantage when renewing contracts or bidding on new business. Customers representing 95.1% of our fiscal 2004 revenue from continuing operations have been with us for over five years.

        On October 27, 1998, the holders of a majority in principal amount of our then outstanding 10 3/4% senior secured notes due 2004 consented to an amendment to the indenture governing those notes, and on November 4, 1998, GSCP II Holdings (AE), LLC, an affiliate of GSC, acquired an approximately 83% equity interest in a recapitalized AETG, which owned all of the issued and outstanding shares of our capital stock at that time.

        We generated revenues from continuing operations of $363.5 million and EBITDA of $108.8 million for the year ended June 30, 2004. Our presentation of EBITDA includes the impact of reorganization expenses we incurred in connection with our Chapter 11 bankruptcy case of approximately $11.2 million for the fiscal year ended June 30, 2004 and the forgiveness of indebtedness income we recorded in connection with our exit from our Chapter 11 bankruptcy case of approximately $102.9 million during the year ended June 30, 2004. We generated a loss from operations of $6.6 million and had net income of $56.8 million for the fiscal year ended June 30, 2004. As of June 30, 2004, we had total assets of $256.3 million and total debt of $139.0 million.

        During the period from fiscal 1995 to fiscal 2001, we increased our EBITDA from $14.2 million to $32.8 million and our revenues from continuing operations from $114.0 million to $352.3 million. However, in fiscal 2002, we incurred an EBITDA loss, and our net losses increased. We believe the primary factors leading to this decline were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market. As a result, on August 16, 2002, we chose to seek protection from our creditors under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003 and went effective on December 24, 2003.

        At the beginning of fiscal 2003, we hired Peter Frank, who has operated, purchased and sold businesses for over 25 years, as our Chief Restructuring Officer to complement the industry knowledge and experience of our existing management team. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. As a result of these measures, we have realized EBITDA improvement of $25.5 million, from ($7.8) million in fiscal 2002 to $17.7 million in fiscal 2003 and reduced our net losses. Peter Frank is now our Chairman of the Board.

Business Operations

        We derive our revenue from two segments:

School Bus Operations (88.4% of revenues from continuing operations for the year ended June 30, 2004)

        We have contracts to provide school bus transportation in 144 school districts in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. We generally provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students. As of June 30, 2004, we had a fleet of approximately 6,000 vehicles to service our school bus operations, consisting of school buses, minivans and cars, lift and ramp-equipped vehicles, coaches and service and support vehicles. In May 2004, we were notified that we were unsuccessful in rebidding our contract with the St. Louis Board of Education, which expired in June 2004 and represented approximately 3.4% of the revenues for our school bus operations for the year ended June 30, 2004.

        Services.    We generally provide services for transportation of open enrollment ("Regular Education") students through the use of standard school buses, and transportation for physically or mentally challenged ("Special Education") students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair bound students. In most jurisdictions serviced by us, escorts are required to accompany drivers on Special Education vehicles.

        Contracts.    Our school bus transportation contracts are awarded by school districts through a public bidding or RFP process. Our school bus transportation contracts have provided a relatively predictable and stable stream of revenues over their terms, which initially range from one to five years. Compensation under school bus transportation contracts is generally based upon a daily rate per vehicle, which is established either by public bidding or by proposal and negotiation with respect to RFP contracts. Contracts in New York City provide for the payment of the daily vehicle rate (which encompasses all of our costs, including driver and escorts) for days of scheduled performance in accordance with the school calendar and provides for payment of 85% of the daily rate for any vehicle not used due to school cancellations on any scheduled school day. Daily vehicle rates earned under contract renewals are generally increased from previous rates by application of the Consumer Price Index. Our cost increases have in the past and could in the future outpace such revenue increases. The number of vehicles required is determined by the school districts, initially pursuant to its bid specifications and/or RFP, and is subject to change.

        Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. Under our current arrangements with the DOE, we are required to secure the performance of our contracts with the DOE through the use of performance bonds plus cash retainages of 5% of amounts due to us. In most other instances, we have opted to satisfy our security performance requirements by posting performance bonds.

        Customers.    We have longstanding relationships with many of the school districts which we service. School districts with which we do business generally appoint a business manager and/or transportation supervisor to oversee school bus transportation operations. Larger school districts have separate bureaus or divisions, which regulate and supervise the provision of school bus transportation services. Passenger safety, timeliness and quality of service are among the factors used by school bus transportation administrators to evaluate us.

        In our experience, unless a school district is dissatisfied with the services of a school bus transportation contractor, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law or the terms of the contract otherwise require. We believe that replacing an existing contractor through a bidding process generally has resulted in higher prices to districts than contract extensions because of the significant start-up costs that a replacement contractor faces. Bidding also exposes a school district to uncertainty in the quality of service which would be provided by a new contractor.

        Historically, school districts awarded school bus transportation contracts through a public bidding process by which such contracts were required to be awarded to the lowest responsible bidder, without regard to quality of service. However, management believes that, due in part to the poor performance of certain low-priced school bus transportation contractors, school districts will increasingly rely on a RFP process, which enables school administrators to broaden the factors considered when awarding a contract. Factors such as passenger safety, timeliness and quality of service, among others, are generally considered under the RFP process. In 1996, the State of New York (where we have our largest concentration of school bus transportation contracts) adopted legislation, which, for the first time, permitted school districts in the State of New York to select school bus transportation contractors through a RFP process. We believe that because of the reputation we have developed in the school bus transportation industry, we are well positioned to obtain contracts which are awarded by the RFP process as well as by public bidding. The DOE accounted for 42.7%, 37.7% and 36.8% of our revenues from continuing operations in fiscal 2004, 2003 and 2002, respectively. No other customer contributed greater than 8.9% of our revenues from continuing operations during these periods.

        Most of the DOE contracts were originally awarded to us in 1979 and have been renewed and extended since then. The latest extension occurred in June 2000 and extended the contract through June 30, 2005. When the current extension expires, the DOE will have a number of options, including further extending the current contracts and/or rebidding the contracts. Extensions must be agreed to by both the DOE and our company. Although the DOE has the option to reduce our routes by 30% at will, the DOE, since the inception of the first contract, has increased the number of routes but has never reduced them. Furthermore, commencing September 2004, our company is entitled to rate increases to reflect the lower of the annual increase in CPI or the actual increase in our cost based on the 2002/2003 school year versus the 2003/2004 school year. Our ability to generate cash flow is heavily dependent on our contracts with the DOE, and we expect it to continue to be in the future.

Paratransit and Transit Operations (11.6% of revenues from continuing operations for the year ended June 30, 2004)

        For fiscal year 2004, we have contracts to provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. We also reserve and schedule passenger service requests under our contract in Arizona. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter lines and charter and tour bus services. Prior to April 2003, we provided transportation services for pre-kindergarten children and Medicaid recipients. As of June 30, 2004, we operated approximately 400 vehicles to service our paratransit and transit operations. Additionally, in May 2004, we were notified that we were unsuccessful in rebidding our paratransit contract in Arizona. The vehicles we used for this contract were all provided for by the customer and will have no future cost to us after December 2004. The paratransit contract in Arizona represented approximately 11.7% of our revenues from paratransit and transit operations for the year ended June 30, 2004.

        To enhance passenger safety and to satisfy paratransit contract requirements, we have instituted a comprehensive driver-training course, which encompasses defensive driving, passenger sensitivity, first aid and CPR procedures, passenger assistance techniques and detailed information about the disabilities of the passengers which we transport. Paratransit services are primarily funded by public transit systems.

        Services.    Our paratransit services are rendered based upon advance call-in requests for transportation, which are primarily scheduled by an independent third party. The paratransit services operation has developed a substantial degree of expertise in developing and providing transportation services required by our physically or mentally challenged passengers.

        Contracts.    The terms of our paratransit contracts initially range from one to five years. The scope of services and contract requirements vary considerably from one jurisdiction to another. The three general components of paratransit transportation services are (1) providing the actual transportation service, (2) reserving passenger requests for service and (3) sorting and scheduling passenger requests for service. Some of our customers require us to perform all three components of service while other customers perform one or more of such functions themselves or through third parties. Paratransit vehicles are generally provided by the transit agency. We are generally entitled to a specified charge per hour of vehicle service together with other fixed charges. Paratransit users pay us a fixed amount per trip determined by the local transit system governmental entity (which may be equal to or based upon prevailing public transportation fees in the jurisdiction in question), which is credited against the monthly contract price due from the local transit system.

Industry Overview

School Bus Transportation Industry

        The school bus transportation industry is characterized by contracts between transportation companies and the municipality seeking outsourced transportation. These contracts are generally for an original duration of one to five years, and often contain fixed pricing, whereby changes in underlying costs to transportation companies are not passed along to the municipality. We believe that the following trends affecting the school bus transportation industry provide us with significant opportunities to execute our business strategy:

        First, we believe the expected increase in school enrollment, attributable to a rise in the U.S. birth rate since 1984, will lead to growth in the school bus transportation industry. According to a 2003 report by the National Center for Education Statistics, enrollment in elementary and secondary schools increased from 45.4 million in 1988 to 53.9 million in 2001, an increase of 18.6%. According to the same source, enrollment in elementary and secondary schools is projected to increase through 2013. In addition, we believe that the demand for school bus transportation is generally insensitive to economic cycles and is fundamentally strong. We believe that resources required to effectively capitalize on the above-mentioned industry trends favor larger school bus contractors such as our company.

        Second, continuing consolidation is occurring among the over 5,000 private contractors which reportedly operate approximately one-third of the approximately 460,000 school buses in the United States. We believe that this consolidation is driven largely by the inability of smaller companies to absorb the costs of complying with increasingly stringent government regulations while still providing commensurate levels of service at competitive prices. Based on industry data and company estimates, we believe that the top four school bus transportation operators have approximately a 45% share of the outsourced market and thousands of smaller operators have the remaining 55%. Because of the highly fragmented nature of the market, we believe there are a number of potential acquisitions that could be made on a selective basis and on attractive terms. We believe these acquisitions should be a less capital intensive form of growth than bidding for new routes. Capitalizing on the trend towards consolidation and the highly fragmented nature of the market, we have acquired over 20 school bus companies in the last 15 years.

        Third, we believe that the privatization of student transportation, or the outsourcing of school bus transportation by municipalities, is an attractive cost-cutting option to school districts, which we believe, based on industry data and company estimates, operate approximately two-thirds of the approximately 460,000 school buses in the United States. We believe additional privatization presents an opportunity for us to selectively expand our school bus transportation services.

Paratransit Industry

        Pursuant to the Americans with Disabilities Act of 1990, certain municipalities with public transit systems are required to provide paratransit services for physically and mentally challenged persons who are unable to use standard public transportation. Municipalities with larger public transit systems in the United States typically rely upon the private sector to perform paratransit services, while the small and medium size municipalities, collectively, outsource approximately one-half of their paratransit transportation services. Additionally, the municipality often provides the vehicles in paratransit arrangements, thereby reducing the capital outlays necessary from service providers to operate in this industry. According to the American Public Transportation Association, the paratransit market was estimated to be approximately $1.3 billion in 2002.

Business Strengths

        Well-Established Company with Longstanding Customer Relationships.    Through over 30 years of operation in the school bus transportation industry, we have established strong relationships with our customers. We believe that our longstanding relationships with the school districts we service and the preference of school districts to maintain continuity of service with their current proven contractor, rather than risk the uncertainty associated with a replacement, provide us with a significant advantage over prospective competitors in our existing markets. In the aggregate, we received a total of $308.4 million, or 95.9%, of our revenues from school bus operations for fiscal 2004 from customers with whom we have had contracts for at least five years.

        Stable Contract Revenue Base.    Our school bus transportation and paratransit contracts have provided a relatively predictable and stable stream of revenues over their terms, which typically range from one to five years from inception, and most of such contracts have historically been renewed or extended. We consider our revenues to be relatively insulated from business cycles because the demand for school bus transportation is primarily driven by enrollment rates rather than business or economic cycles.

        Significant Scale.    We are the fourth largest provider of school bus transportation in the United States and we believe that our significant scale enables us to more effectively leverage our overhead and maintenance costs than many of our smaller competitors. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing and new contracts. Our size also allows us to recognize economies of scale with respect to route planning, driver training, establishing and implementing safety standards, fleet acquisition vehicle maintenance and billing and collection.

        Enhanced Management Team.    At the beginning of fiscal 2003, we hired Peter Frank as our Chief Restructuring Officer. We believe his knowledge of operations and demonstrated history of successfully purchasing and selling companies for over 25 years complements the industry knowledge and experience of our existing management team. Prior to that, he was an investment banker at Goldman, Sachs & Co. During our restructuring, we (1) adopted a number of cost cutting initiatives designed to improve our profitability and margins, (2) sold, or closed, certain of our non-core operations and (3) implemented new information and control systems. In some instances, we have capitalized on our strong customer relationships to successfully renegotiate existing contracts. We believe the full effect of these activities has not yet been completely realized in our performance. Peter Frank is now our Chairman of the Board.

        Equity Sponsorship.    Since 1998, GSC has invested more than $100.0 million of equity in our parent company, AETG. As of September 30, 2004, GSC beneficially owned 83.9% of the common shares of AETG. Founded in 1994, GSC is a private investment firm and a registered investment adviser managing over $7.0 billion of assets.

Business Strategy

        Continued Successful Contract Renewals at Favorable Prices.    We have a successful history of contract renewals with associated increases in contract rates. During fiscal 2003, we successfully renewed or replaced 95.9% of our contracts (based on revenue) that expired in fiscal 2003. These contract renewals had a weighted average increase in pricing of 6.3%. During fiscal 2004, we successfully renewed or replaced 78.1% of our contracts (based on revenue) that expired in fiscal 2004. These contract renewals had a weighted average increase in pricing of 5.3%, which will take effect in fiscal 2005. When our contracts come up for renewal, we often have the option to extend those contracts with Consumer Price Index increases in rates or have the municipality put those contracts out to bid. If the margins of those contracts are acceptable to us with these increases in rates and/or we anticipate substantial competition in an open-bidding process, we typically choose to extend these contracts. Consumer Price Index increases in rates may not be sufficient to absorb our cost increases as we consider extending contracts. If these conditions are not met, we attempt to win the contracts at a higher price through the bidding process. This strategy allows us to eliminate contracts which have prices below market and increase revenues and profitability with a reduced risk of losing contracts. We have been successful in this strategy in pricing on contracts we re-bid for fiscal 2005, resulting in a weighted average increase in pricing of 10.4% for those contracts, which represented 6.3% of our revenues for fiscal 2004. We intend to continue focusing on this strategy going forward.

        The school bus transportation industry is highly competitive. Contracts are generally awarded pursuant to public bidding or an RFP process, where price is the primary criteria for a contract award. If we attempt to win contracts through the bidding or RFP process, we compete against many companies in the school bus transportation business, including companies with resources and facilities substantially greater than ours. In May 2004, we were notified that we were unsuccessful in rebidding our school bus transportation contract with the St. Louis Board of Education and our paratransit contract in Arizona. These contracts represented approximately 4.3% of our revenues from continuing operations for the fiscal year ended June 30, 2004. In addition, our school bus transportation customers have the ability to decrease the number of buses in service or to reduce the number of routes or contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers.

        Expand Within Existing Markets.    We intend to selectively consider small acquisitions of school bus transportation companies in existing and contiguous markets that we believe will provide an opportunity for modest growth. We believe that expansion in regions where we already have established operations, whether through additional contracts or through opportunistic tuck-in acquisitions, will enable us to capitalize on our existing maintenance, parking and administrative infrastructure, thereby improving profit margins and reducing capital expenditure requirements. For example, in September 2003 we received an additional 204 routes from the DOE, which generated approximately $20 million in revenues in fiscal 2004. We plan to focus on acquisitions of paratransit businesses which require minimal capital expenditures to operate. We intend to finance these growth initiatives from internally generated cash flow.

        We expect that there will continue to be substantial competition for contracts and for prospective acquisitions, which may decrease the profitability associated with these contracts and increase the cost of acquisitions.

        Focus on Reducing Insurance and Other Costs.    We have historically obtained insurance for our operations primarily from third party insurance companies. Our vehicle and workers' compensation insurance costs increased significantly from fiscal 2000 to fiscal 2002. We believe that this increase was due to economic factors affecting insurance companies and the insurance industry, and were not a result of our risk profile during that time period. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. These costs decreased to $34.1 million in fiscal 2003 and $32.5 million in fiscal 2004. We are currently exploring opportunities to reduce these costs to levels more indicative of our historical levels. In February 2003, the DOE entered into a Memorandum of Understanding with us and its other school bus transportation providers, under which the DOE will amend its school bus transportation contracts to reduce operating costs for its service providers, including assuming certain vehicle insurance obligations. We estimate that the insurance provisions will save us approximately $2,000 per route vehicle, or approximately $2.5 million a year beginning April 1, 2003, under our existing DOE contract. In fiscal 2002 and 2003, we began entering into retrospective insurance policies for vehicle and workers' compensation which should refund a significant portion of our insurance premiums paid by us based on our actual, realized loss profile. To this end, we have actively sought improvements in driver training and education to reduce the number and amount of loss incidents. Our ability to continue to obtain insurance at affordable premiums also depends upon, among other things, our ability to continue to operate with an acceptable safety record.

        Our inability to pass on changes in underlying costs was a significant reason for our seeking protection from creditors in our Chapter 11 bankruptcy case, more fully described under the heading "The Reorganization." We cannot assure you that such increases in insurance and other expenses will not happen again in the future.

        We have also implemented various cost cutting initiatives in order to streamline operations and improve profitability and cash flow. We have centralized our marketing, promotional and recruitment functions at our headquarters in Staten Island, New York. We have also implemented a new accounting system which will enable us to determine the profitability of, and generate financial statements for, each of our business units. We will utilize this information to highlight differences in the operating costs of our business units and make proactive changes accordingly. We have adopted a number of initiatives to be more efficient in our purchases of parts and maintenance of vehicles without diminishing our focus on passenger safety. We will continue to actively pursue opportunities to improve our cost structure and to increase profitability and cash flow.

Seasonality

        The school bus transportation operation, which accounted for at least 84% of our revenues from continuing operations for each of the last three fiscal years, is seasonal in nature and generally follows the pattern of the school year, with sustained levels of business during the months of September through June. As a result, we have experienced, and expect to continue to experience, a substantial decline in revenues from late June through early September. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in fiscal 2004, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools) and the profitability of our other operations. In particular, historically we have generated operating losses during the first quarter of each fiscal year. Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Focus on Passenger Safety and Service

        Management has developed a corporate culture focused on passenger safety and service. All drivers are required to attend periodic safety workshops and training programs, which emphasize defensive driving and courteous behavior. We attempt to buy school buses which comply with New York State safety regulations, among the most stringent in the country, which allows us to give our customers the benefit of the safety features and gives us flexibility in moving or selling vehicles in our fleet to other states as well. We believe that our emphasis on passenger safety and service provides us with a competitive advantage and is a major contributor to our success in extending existing contracts and winning new contracts.

Fleet Management and Maintenance

        As of June 30, 2004, we operated a fleet of approximately 6,400 vehicles. The average age of our fleet, exclusive of vehicles provided by various transportation authorities, as of that date was 7.2 years.

        As of June 30, 2004, the fleet was maintained by our trained mechanics at our 47 major facilities. We have a comprehensive preventive maintenance program for our equipment to minimize equipment down time and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignments and oil and filter changes, all of which are performed on a regularly scheduled basis by our mechanics.

        The following is a breakdown of our fleet of owned vehicles as of June 30, 2004 by age:

	School Buses	Minivans And Cars	Lift/Ramp Equipped Vehicles	Coaches	Service and Support Vehicles	Total
Less than 2 years old	25	46	0	0	3	74
2-5 years old	871	554	189	2	9	1,625
6-10 years old	1,558	713	215	10	74	2,570
11-15 years old	545	147	108	13	32	845
Greater than 15 years	606	2	22	0	5	635

Total	3,605	1,462	534	25	123	5,749

        The following is a breakdown of our fleet of leased vehicles (including 170 vehicles acquired under capital lease obligations) as of June 30, 2004 by age:

	School Buses	Minivans And Cars	Lift/Ramp Equipped Vehicles	Coaches	Service and Support Vehicles	Total
Less than 2 years old	120	3	25	2	0	150
2-5 years old	14	12	4	25	0	55
6-10 years old	59	0	0	9	0	68
11-15 years old	0	0	0	0	0	0
Greater than 15 years	0	0	0	0	0	0

Total	193	15	29	36	0	273

        In addition to the vehicles in the tables above, as of June 30, 2004, we operated 346 vehicles provided by various transportation authorities pursuant to their respective contracts.

Employees

        As of June 30, 2004, we had over 8,300 employees to provide transportation services, consisting of approximately 5,800 drivers, 1,600 escorts and 500 mechanics. In addition, there were approximately 500 employees in executive, operations, clerical and sales functions. Our school bus drivers and escorts are required to undergo background checks, drug and alcohol testing and fingerprinting as a condition for employment on school buses. All drivers are licensed to drive school buses and/or motor coaches in accordance with federal and state licensing requirements.

        We require our drivers to complete a thorough and comprehensive training process in addition to satisfying federal and state requirements. In some states, such as New York, a special subclass of license is required for school bus drivers. Our paratransit drivers are also required to complete special training. Drivers undergo a 20-hour basic training course once a year and a two-hour refresher class twice per year. In addition, drivers are required to be fingerprinted and pass a defensive driving test, as well as physical, oral and written tests. Further, all drivers must pass a pre-employment drug test as well as random drug and alcohol tests during the course of each year. Pursuant to federal and state law, each year we are required to randomly test 50% of our drivers for drug use and 25% for alcohol use.

        As of June 30, 2004, approximately 72% of our employees were members of various labor unions. We were party to 28 collective bargaining agreements, of which two agreements, covering approximately 70 employees, have already expired, 22 agreements, covering approximately 4,910 employees, will expire over the next three years and four agreements, covering approximately 1,300 employees, will expire in the fourth year. We believe that our relations with employees are satisfactory. We had a strike in April 2004 affecting approximately 400 employees of our paratransit operations, although prior to that we had not had a strike or work stoppage in the past ten years. On May 6, 2004, the strike ended and we are finalizing a new collective bargaining agreement with the relevant union, which will be in effect until August 2007. We believe that the strike did not have, nor the new agreement will have, a material adverse effect on our results of operations.

        As of June 30, 2004, approximately 37% of the bus drivers, escorts and mechanics in our school bus, paratransit and transit operations were represented by Local 1181 of the Amalgamated Transit Union, which primarily represents personnel rendering services on behalf of the DOE. Labor agreements with Local 1181 require contributions to the Local 1181 welfare fund and pension plan on behalf of drivers, mechanics and certain escorts. All contracts awarded by the DOE during the past 25 years contain employee protection provisions and require continued contributions to the Local 1181 pension plan and welfare fund for rehired employees opting to remain in such plan and such fund. Pursuant to a plan amendment approved by the Pension Benefit Guaranty Corporation, withdrawal liability for contributing employers to the plan, such as our company, is essentially eliminated, provided that withdrawal is based upon the loss of DOE contracts and that the successor contractor becomes a contributing employer to the plan.

Competition

        The school bus transportation industry and paratransit services industry are highly competitive. We compete on the basis of our reputation for passenger safety, quality of service and price. We believe we are competitive in each of these areas. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus and paratransit transportation business including transportation companies with resources and facilities substantially greater than those of ours. We compete with Laidlaw Transit, Inc., a division of Laidlaw International Inc., the largest private transportation contractor in North America, First Transit and First Student, divisions of First Group America, Inc., the second largest company, and National Express Corporation, in addition to other regional and local companies.

Risk Management and Insurance

        We maintain various forms of liability insurance against claims made by third parties for bodily injury or property damage resulting from operations. Such insurance consists of (1) general liability insurance of $25 million per occurrence with no deductible against claims arising from other (e.g., non-vehicle) liability exposure and (2) our present primary $1 million vehicle liability policy, which covers all our vehicles except those providing service to the New York City Transit Authority (the "T.A."), the DOE, and our Massachusetts operations.

        Under our primary vehicle liability policy, we pay fronting charges to our insurance carrier and we are required to contribute to a loss fund. The carrier pays the first $500,000 per occurrence from this loss fund, up to a maximum amount determined for each policy period. We are entitled to obtain a refund from the carrier based upon a calculation of ratable losses valued as of a date 42 months after the effective date of the policy. The carrier is required to pay for all losses in excess of $500,000, up to $1 million, per occurrence and any excess of the aggregate maximum ratable losses agreed to for that policy period. The T.A. provides $3 million insurance per occurrence for our T.A. vehicles. The DOE provides $1 million insurance per occurrence for our DOE vehicles, for which they deduct an agreed upon amount from our monthly invoices. Our Massachusetts vehicles are covered under various "First Dollar" policies with no deductibles. In addition, we cover all of our vehicles with an additional umbrella policy of up to $25 million per occurrence. Beyond the occurrence limits mentioned herein, the vehicle liability coverage provides indemnity for an unlimited number of occurrences. Our insurance policies generally provide coverage for a one year term and therefore, are generally subject to annual renewal.

        Under our workers' compensation insurance policy, we pay fronting charges to our insurance carrier and we are required to contribute to a loss fund. The carrier pays the first $500,000 per occurrence from this loss fund, up to a maximum amount determined for each policy period. We are entitled to obtain a refund from the carrier based upon a calculation of ratable losses valued as of a date 42 months after the effective date of the policy. The carrier is required to pay for all losses in excess of $500,000, up to $1 million, per occurrence and any excess of the aggregate maximum ratable losses agreed to for that policy period.

        In the past, we self-insured our workers' compensation deductibles through Atlantic North, a wholly owned captive insurance company chartered in Vermont, which was not a guarantor of the notes. Atlantic North's total claims liability were partially funded by premiums charged to operating companies, which in turn were limited to the amount of the deductible in our workers compensation insurance policy. Atlantic North is currently being liquidated.

        In addition, we maintain catastrophic coverage of $25.0 million per occurrence, for an unlimited number of occurrences, subject to a $100,000 deductible per occurrence. This insurance provides replacement cost coverage for losses on our fleet and insurance against business interruptions resulting from the occurrence of natural catastrophes. We also maintain property insurance for the replacement cost of all of our real and personal property.

Environmental Matters

        Our operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances, and the remediation of contaminated soil and groundwater ("Environmental Laws"). We are taking into account the requirements of such Environmental Laws in the improvement, modernization, expansion and start-up of our facilities. As with most transportation companies, we could incur significant costs related to environmental compliance or remediation; these costs however, most likely would be incurred over a period of years. Compliance with Environmental Laws or more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of such laws and future regulatory action regarding soil or groundwater, may require material expenditures by us.

        Under various Environmental Laws, a current or previous owner of real estate or operations thereon may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of contaminants. The presence of (or failure to properly remediate) such substances may adversely affect the ability to sell or rent such real estate or to borrow using such real estate as collateral. Similarly, persons who generate, arrange for the disposal or treatment of hazardous substances may be liable for the costs of investigation, remediation or removal of such hazardous substances at or from the disposal or treatment facility regardless of whether such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

        As outlined above, we may be potentially liable for costs related to environmental compliance and remediation. The following discussion highlights several matters where we cannot predict with any certainty the costs of remediation or compliance, including potential penalties, and which costs could have a material adverse effect on us.

        We are currently in discussions with the New York State Department of Environmental Conservation ("NYSDEC") concerning alleged petroleum contamination and violations of the state's Petroleum Bulk Storage regulations at our 107 Lawson Boulevard property in Oceanside, New York. The property is located in an area of historic industrial and commercial use and is influenced by tidal fluctuations. We have responded to the allegations of contamination by demonstrating that the petroleum beneath the site is of a quality and type different from that ever utilized by us at the property, and is most likely the result of an off-site petroleum release. Although the New York State Attorney General's Office has marked this matter "inactive," we are awaiting a formal response from NYSDEC. With respect to the alleged violations of the Petroleum Bulk Storage regulations, Environmental Systems Group sent a letter to NYSDEC on September 11, 2003, stating that it had been retained by us to address the violations noted in the NOV and was in the process of doing so on our behalf. We have not yet received a response from NYSDEC with respect to the September 11th letter.

        On August 6, 2003, the United States Environmental Protection Agency ("EPA") Region 2, issued a Notice of Violation ("NOV") to our facility at 7 North Street, Staten Island, New York, for alleged violations of the federal Safe Drinking Water Act § 1421(d)(2) and regulations at 40 C.F.R. Part 144. The violations stem from a June 12, 2003 inspection conducted by EPA during which EPA personnel observed oil and grease stains around the perimeter of several on-site trench drains and catch basins, and company employees washing a petroleum leak into on-site storm drains. Under the NOV, we must prepare a work plan to address the violations and determine whether site soils and groundwater have been impacted. We have engaged the services of Eryou Engineering of Northport, New York, to prepare the required work plan and devise an implementation schedule of measures to prevent possible future limited releases of oil from our bus operations from discharging into the Kill Van Kull. Eryou Engineering has also prepared a Spill Prevention Control and Countermeasure plan, which has been submitted to EPA, to ensure that such incidents do not occur in the future.

        On August 28, 2003, we received a Clean Water Act Section 308 Information Request from EPA Region 2 concerning our operations at 7 North Street in Staten Island, NY. We have gathered and submitted the requested information to EPA and are awaiting the agency's response.

        On September 19, 2003 EPA Region 2 issued a NOV alleging that we failed to perform line leak detection tests as required by 40 C.F.R. Part 280 at our facilities located at 7 North Street, Staten Island, and 46-81 Metropolitan Avenue, Ridgewood, NY. The required line tightness test were in fact performed by Energy Storage Systems, Inc. in May and June 2003. We have submitted the results of those tests to EPA Region 2 demonstrating that line are tight. We are awaiting the agency's response.

        Lastly, we have been advised of potential violations of the New York State Tidal Wetlands Act and its implementing regulations concerning the facility we lease at 1752 Shore Parkway, Brooklyn, New York. The property is located along the tidal wetlands of Coney Island and was originally constructed using fill material a number of decades ago. The alleged violations of the Tidal Wetlands Act stem from our use of asphalt millings to fill in potholes on the property where we park buses. Counsel for the present site owner, our lessor, is currently discussing the matter with NYSDEC. To date, NYSDEC has not taken any administrative action or assessed any civil penalty. We have been advised by lessor's counsel, however, that NYSDEC is likely to issue an administrative consent order requiring us to remove the asphalt millings patches and replace them with blue stone.

Government Regulation

        We are subject to a wide variety of federal, state and municipal laws and regulations concerning (1) vehicle standards and equipment maintenance, (2) qualification, training and testing of employees and (3) qualification and maintenance of operating facilities. Our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration ("NHTSA"). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Act of 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements. For example, in New York State, in addition to federal standards, regulations promulgated by the New York State Department of Motor Vehicles and the New York State Department of Transportation ("NYSDOT") require that school buses be equipped with safety belts (for vehicles manufactured after 1988), high back seats, left-handed emergency door exits, 16 gauge side panels and illuminated school bus signs. All school buses and paratransit vehicles are required to be inspected twice annually by NYSDOT inspectors in accordance with a rigorous set of standards covering each mechanical component of the vehicles.

        Our employees are subject to various federal and state laws and regulations pertaining to driver qualifications, and drug, alcohol and substance abuse testing. The Commercial Motor Vehicle Safety Act of 1986 requires drivers of commercial vehicles, including school buses, motor coaches and paratransit vehicles, to obtain a commercial driver's license. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers and/or paratransit drivers. Under regulations enacted at the state and/or local levels, our school bus drivers and paratransit drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Our drivers are kept up to date with changes in applicable regulations through these refresher classes. Pursuant to regulations promulgated by the United States Department of Transportation under the

Drug Free Workplace Act of 1988, our drivers are required to undergo pre-employment drug and alcohol testing, and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. Our operating and maintenance facilities are also required to be maintained in accordance with regulations promulgated by various federal and state agencies including departments of education, departments of motor vehicles, and state departments of transportation.

Properties

        Our subsidiaries provide services from 47 major facilities (of which nine are owned and 38 are leased) in nine states. The facilities are utilized for repair and maintenance and/or administrative purposes. In addition we lease various properties as storage facilities for buses. We believe that our facilities are adequate to service our present business and the currently anticipated expansion of existing operations.

        The following table details the facilities which we own and our material leased facilities, used for our school and bus sales operations and paratransit and transit operations.

Location	Ownership	Sq. Ft.
Oceanside, NY	Owned	720,000
Medford, NY	Owned	280,000
Bordentown, NJ	Owned	217,800
South Hampton, NJ	Owned	210,000
Ridgewood, NY	Owned	203,158
St. Louis, MO	Owned	168,600
Los Angeles, CA	Owned	159,587
Bronx, NY	Owned	147,000
Staten Island, NY	Owned	144,292
Setauket, NY	Owned	68,000
St. Louis, MO	Leased	256,000
Jamaica, NY	Leased	225,000
St. Louis, MO	Leased	208,696
Brooklyn, NY	Leased	186,840

        In September 2004, we have received proceeds of approximately $1.5 million from the sale of our facility in Bordentown, New Jersey.

Legal Proceedings

        From time to time, we are involved in litigation that we consider to be in the normal course of business. We are not presently involved in any legal proceedings that we expect individually or in the aggregate to have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information concerning the members of our board of directors and our executive officers as of September 30, 2004.

Name	Age	Position
Domenic Gatto	55	Director, Chief Executive Officer and President
Neil J. Abitabilo	56	Chief Financial Officer
Jerome Dente	58	Chief Operating Officer, Secretary and Treasurer
Noel Cabrera	45	Executive Vice President
Peter Frank	57	Chairman of the Board
Matthew Kaufman	33	Director
Adam Draizin	34	Director

        Domenic Gatto, Director, Chief Executive Officer and President.    Mr. Gatto has served as Director, Chief Executive Officer and President since our formation, and has held such positions at AETG since its formation. Mr. Gatto, a Vietnam veteran, began his career in the school bus business as a bus driver and has been responsible for the development of all facets of our business.

        Neil J. Abitabilo, Chief Financial Officer.    Mr. Abitabilo was appointed our Chief Financial Officer in May 2004 and served as our Director of Finance from September 2003 to May 2004. Prior to joining our company and AETG, Mr. Abitabilo was the Chief Operating and Financial Officer and a director of HPG International, Inc., a polymer manufacturer, from 1994 to 2003. Before that, Mr. Abitabilo was the Chief Financial and Chief Operating Officer for Rheometrics, Inc., a material testing instrumentation manufacturer, the Chief Financial and Chief Administrative Officer for ASEA Brown Boveri, a power equipment manufacturer, and was employed by Pantasote, Inc., a plastics manufacturer. Mr. Abitabilo received an MBA from Seton Hall University and a Bachelors of Science in Accounting from Fordham University.

        Jerome Dente, Chief Operating Officer, Secretary and Treasurer.    Mr. Dente has served as Chief Operating Officer since December 1997 and was director of New York School Bus Operations from 1994 through 1997. Mr. Dente was elected to serve as Secretary and Treasurer of our company and AETG in January 2002. Prior to 1994, Mr. Dente served 28 years as a Transportation Officer in the United States Army, achieving the rank of Colonel. Mr. Dente received a Master of Science in Transportation Management from Florida Institute of Technology, a Master of Arts in Strategic Studies from the U.S. Naval War College and a Bachelors of Science from Widener University.

        Noel Cabrera, Executive Vice President.    Mr. Cabrera has served as Executive Vice President since our formation, and has served as Executive Vice President of AETG since 1996. Mr. Cabrera joined AETG in 1990 as a management analyst. He was previously employed as a consultant for Manasia Enterprises, a New York based consulting firm, and as a project manager for the Office of the President of the Republic of the Philippines with respect to financing of industrial projects. He has an MBA and a Bachelors of Science in Civil Engineering.

        Peter Frank, Chairman of the Board.    Mr. Frank was appointed Chairman of the Board in December 2003 upon the effectiveness of our plan of reorganization. He served as our Chief Restructuring Officer from July 2002 to December 2003. Prior to his employment with our company, Mr. Frank operated, purchased and sold businesses for over twenty-five years. Prior to that, he was an investment banker at Goldman, Sachs & Co. Mr. Frank is a director and Chairman of the Board of Worldtex, Inc. and Scovill Fasteners, Inc. (both of which are majority owned by GSC) and a director of Northstar Travel Media LLC and K-R Automation Corp. He received an MBA from Harvard University and a BSEE from the University of Michigan.

        Matthew Kaufman, Director.    Mr. Kaufman has served as a Director since December 2003. Mr. Kaufman joined GSCP (NJ), Inc. in 1997, where he is currently a Managing Director. He was previously Director of Corporate Finance with NextWave Telecom, Inc. Prior to that, he was with The Blackstone Group, in the Merchant Banking and Mergers & Acquisitions departments. He is Chairman of the Board of Pacific Aerospace & Electronics, Inc. and a director of Burke Industries, Inc., Day International Group, Inc., e-talk Corporation, Safety-Kleen Corp., Waddington North America, Inc. and Worldtex, Inc. (all of which are majority owned by GSC, except Safety-Kleen Corp.). Mr. Kaufman received a B.B.A. and MACC from the University of Michigan.

        Adam R. Draizin, Director.    Mr. Draizin has served as a Director since August 2004. Mr. Draizin is a principal at American Traffic Solutions managing the Fuels practice and he is currently engaged in business strategy consulting and systems development work for British Petroleum. Mr. Draizin was Chief Executive Officer of RAD Energy Corp., a $350 million revenue NY-based oil distributor. In January 2001, Mr. Draizin oversaw RAD's successful private sale to Sprague Energy. Mr. Draizin served on the Board of the Society of Independent Gasoline Marketers of America and worked as an investment banking analyst at Kidder, Peabody & Company. Mr. Draizin holds an MBA from the Harvard Business School and a BA from Washington University.

        There are no family relationships between any of the aforementioned persons.

Board of Directors

        Currently, our board of directors consists of four directors, Messrs. Gatto, Frank, Kaufman and Draizin.

        Our board of directors consists of the same directors who sit on AETG's board of directors. Pursuant to a stockholders agreement for AETG, as more fully described under "Related Party Transactions-Stockholders Agreement," GSC is entitled to designate a majority of AETG's directors.

        Because we do not have any securities listed on a national securities exchange, we are eligible for exemptions from provisions of the Exchange Act requiring independent directors, certain independent board committees and written charters addressing certain corporate governance matters. We have elected to take advantage of these exemptions and do not intend to establish an independent audit committee. We believe that the size of our company does not warrant the need to recruit and retain independent directors solely for the purpose of establishing an independent audit committee.

        We intend to adopt a code of business conduct and ethics at the first meeting of our board of directors following the earlier of the effectiveness of the registration statement for the offering of the common shares or the registration statement for the exchange offer on the notes.

Board Committees

        We plan to establish an audit committee at the first meeting of our board of directors following the earlier of the effectiveness of the registration statement for the offering of the common shares or the registration statement for the exchange offer on the notes. However, as discussed immediately above, our audit committee will not consist of independent directors.

        The audit committee, which is expected to consist of our four current directors, will review and report to the board of directors the scope and results of audits by our outside auditor and our internal auditing staff and review with the outside auditors the adequacy of our system of internal controls. It will review transactions between our directors and officers and our company, our policies regarding those transactions and compliance with our code of business conduct and ethics. The audit committee will also recommend to the board of directors a firm of certified public accountants to serve as our outside auditors for each fiscal year, review the audit and other professional services rendered by the outside auditor and periodically review the independence of the outside auditor. While we do not currently have a director who would meet the qualification of an "audit committee financial expert" as defined in Item 401(k) to Regulation S-K, we believe that each of our current directors is financially literate. Because we do not have any securities listed on a national securities exchange, we are eligible for exemptions from provisions of the Exchange Act requiring an audit committee financial expert. We have elected to take advantage of these exemptions. We believe that our three current directors, whom we expect will make up our audit committee, collectively possess the knowledge and experience needed to carry out the duties of the audit committee.

Executive Compensation

        AETG and our company have entered into an employment agreement with Domenic Gatto which provides for his continued employment with us through December 31, 2006 as Chief Executive Officer, President and Vice Chairman of the Board under the employment agreement. We may, in our sole discretion, limit Mr. Gatto's services to the position of President after December 31, 2004, and our board of directors will determine Mr. Gatto's position as an officer after December 31, 2005. Under the terms of the employment agreement, Mr. Gatto receives annual compensation in the amount of $530,527 base salary, which will be increased on November 4, 2004 and November 4, 2005, by the greater of 3% or the last twelve months' increase in the consumer price index. Mr. Gatto earned a bonus in the amount of $350,000 upon the effectiveness of our plan of reorganization. In the event of a change of control of AETG or our company, Mr. Gatto will receive a cash exit bonus equal to the fair market value of 1.5% of AETG or our company's common shares on a fully diluted basis as of the date of such change of control. The exit bonus is also due and payable on a reduced basis, as defined therein, in certain situations where Mr. Gatto is terminated or resigns. In the event a change of control has not occurred prior to December 31, 2010, the exit bonus is payable January 1, 2011. The amount of estimated expense related to this exit bonus as of June 30, 2004, is minimal. Mr. Gatto will receive a performance bonus of $250,000 for fiscal year 2006, subject to increases to a maximum of $500,000, if our company accepts an agreement with the DOE for school bus transportation services for the period beginning July 1, 2005. If Mr. Gatto is terminated without cause, he will receive the remainder of his salary for the outstanding term of his contract and severance in the amount of his salary from the date of termination through the normal expiration date of his contract. If Mr. Gatto is terminated with cause, he will receive the remainder of his salary for the outstanding term of his contract and a percentage of his exit bonus plus the lesser of six months salary and his salary for the outstanding term of his contract. The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 18 months (24 months if a majority of the common shares of AETG is then owned by the current shareholders) following termination of Mr. Gatto's employment by AETG and our company.

        AETG and our company have entered into an employment agreement with Neil J. Abitabilo, which provides for his continued employment at the will of our company. The agreement covers Mr. Abitabilo's employment as our Director of Finance or Chief Financial Officer. Mr. Abitabilo receives an annual compensation of $300,000, which will be increased on November 1, 2005 and each anniversary date thereafter by the greater of 3% or the last twelve months' increase in the consumer price index (such increase capped at 5%). Mr. Abitabilo is entitled to participate in our senior management bonus pool. If Mr. Abitabilo is terminated without cause, he will receive his accrued base salary through the date of termination plus six months' base salary. In the event of termination without cause prior to September 1, 2005 which occurs within ninety days following a voluntary filing for bankruptcy protection by our company or a change of control of our company, Mr. Abitabilo will receive an additional severance payment equal to three months' base salary. If Mr. Abitabilo is terminated with cause, he will receive his accrued base salary through the date of such termination. The agreement also contains covenants governing confidentiality, non-competition and non-solicitation upon the termination of his employment. The non-compete continues for a period of 6 months following termination of Mr. Abitabilo's employment by AETG and our company.

        AETG has entered into an employment agreement with Peter Frank, our Chairman of the Board, which provides for his employment at AETG and our company through December 23, 2004, subject to automatic annual extensions, unless AETG or Mr. Frank gives 60 days' notice to the other party that his employment will terminate at the end of the term. Mr. Frank receives annual compensation of $150,000 and a calendar year-end bonus of $150,000. Mr. Frank's employment may be terminated by AETG if all of AETG's common shares or substantially all of AETG's assets are sold. The agreement also contains covenants governing confidentiality. Under his former employment agreement, as our Chief Restructuring Officer, Mr. Frank earned a bonus in the amount of $350,000 upon the effectiveness of our plan of reorganization.

        The following table sets forth compensation information for our Chief Executive Officer and the four most highly compensated named executive officers under "—Directors and Executive Officers."

Summary Compensation Table(1)

	Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)		All Other Compensation ($)
Domenic Gatto Chief Executive Officer and President	2004 2003 2002	552,704 500,110 374,567	350,000 — 150,000	(2)	60,800 60,800 60,800	(3) (3) (3)	125,000 — —	(4)
Neil J. Abitabilo Chief Financial Officer(5)	2004 2003	207,292 —	500 —		—		—
Nathan Schlenker Director of Finance(6)	2004 2003 2002	343,263 346,971 279,764	260,000 110,000 5,500	(2)	— — —		— — —
Jerome Dente Chief Operating Officer, Secretary and Treasurer	2004 2003 2002	157,500 157,500 150,368	31,936 23,212 21,000		— — —		— — —
Noel Cabrera Executive Vice President	2004 2003 2002	146,500 133,638 129,434	23,500 20,000 14,000		— — —		— — —
Peter Frank Chairman of the Board(7)	2004 2003	395,000 550,000	350,000 —	(2)	—		—

(1)
There is no non-cash compensation in lieu of salary or bonus or other long-term compensation awards or payouts or any other compensation payable to the individuals named in the table. There is no applicable defined benefit plan under which benefits are determined other than 401(k) and deferred compensation contributions made.

(2)
These amounts represent primarily the bonuses paid upon our successful exit from Chapter 11 bankruptcy protection in December 2003.

(3)
Includes $25,800 for automobile allowance and $35,000 for life insurance allowance.

(4)
This represents a payment of $125,000 in connection with Mr. Gatto providing a personal guarantee, as required by Congress, to support our Receivable Agreement.

(5)
Mr. Abitabilo's employment began in September 2003. He was appointed our Chief Financial Officer in May 2004.

(6)
Mr. Schlenker served as our Chief Financial Officer for most of the time from 1990 through May 2004. He is currently our Director of Finance and is expected to serve in that capacity through November 2004 when, as part of his transition to retirement, he will continue to be employed, on a part-time basis, for at least another year.

(7)
Mr. Frank's employment began in July 2002. He served as our Chief Restructuring Officer through December 2003 and is currently our Chairman of the Board.

 PRINCIPAL SHAREHOLDERS

        As of September 30, 2004, no holder of warrants or common shares issued or issuable pursuant to such warrants was the beneficial owner of more than five percent of our outstanding common shares. None of our directors or executive officers own any of such warrants or any of our common shares.

        The following table sets forth information with respect to the beneficial ownership of the common shares of AETG as of September 30, 2004, held by:

  •
  each person whom we know to beneficially own more than five percent of the outstanding common shares of AETG;

  •
  each director of AETG;

  •
  AETG's Chief Executive Officer and the other executive officers listed in the Summary Compensation Table under the "Management" section; and

  •
  all directors and executive officers of AETG as a group.

Our board of directors consists of the same members as AETG's board of directors. The persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. Except as noted, the address for all persons listed below is: c/o Atlantic Express Transportation Group, Inc., 7 North Street, Staten Island, NY 10302-1205.

Common Shares of AETG Beneficially Owned
Name and Address	Beneficial Amount of Ownership	Percentage of Outstanding Class(1)
Domenic Gatto	—	—
Neil J. Abitabilo	—	—
Jerome Dente	—	—
Noel Cabrera	—	—
Peter Frank	—	—
Matthew Kaufman c/o GSC Partners 12 East 49th Street, Suite 3200 New York, NY 10017	—	—
Adam Draizin	—	—
GSC(2) c/o GSC Partners 12 East 49th Street, Suite 3200 New York, NY 10017	107,593	83.9%
All directors and executive officers of AETG as a group (6 persons)	—	—

(1)
As of September 30, 2004, AETG had 128,240 common shares outstanding.

(2)
GSCP II Holdings (AE), LLC owns 83,776 common shares of AETG, GSC Recovery II, L.P. owns 18,133 shares and GSC Partners CDO Fund, Limited owns 5,684 shares.

  All of the membership interests of GSCP II Holdings (AE), LLC are owned by Greenwich Street Capital Partners II, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P., TRV Executive Fund, L.P. and GSCP Offshore Fund, L.P. (collectively, the "Greenwich Street Funds").

  Greenwich Street Investments II, L.L.C. is the general partner and GSCP (NJ), L.P. is the manager of the Greenwich Street Funds.

  GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P. GSC RII, L.L.C. is the managing member of GSC Recovery II GP, L.P. GSCP (NJ) Holdings, L.P. is the general partner of GSC RII, L.L.C.

  GSCP (NJ), L.P. is the collateral manager of the GSC Partners CDO Fund, Limited.

  GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. Alfred C. Eckert III, Keith W. Abell, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman (a member of our board of directors), Christine K. Vanden Beukel and Andrew J. Wagner are the executive officers and stockholders of GSCP (NJ) Inc., limited partners of GSCP (NJ), L.P. and GSCP Holdings (NJ), L.P. and the managing members of Greenwich Street Investments II, L.L.C (except for Mr. Wagner).

  By virtue of each of the above entities' and individuals' relationship with GSCP II Holdings (AE), LLC, GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited, each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of the common shares of AETG owned by GSCP II Holdings (AE), LLC, GSC Recovery II, L.P. and GSC Partners CDO Fund, Limited. Each of the above entities and individuals disclaims beneficial ownership of AETG's common shares except to the extent of each entity's and individual's pecuniary interest in AETG's common shares.

  Each of these entities has an address c/o GSC Partners, 12 East 49th Street, Suite 3200, New York, NY 10017.

DESCRIPTION OF CAPITAL STOCK

The Company

        As of September 30, 2004 our authorized capital stock consisted of 1,303,200 common shares, par value $.01 per share, based upon an amendment to our certificate of incorporation, effective April 21, 2004, whereby we split our authorized capital stock. AETG owns 651,600 shares of our capital stock, and holders of warrants issued pursuant to the offering of units, which consisted of the outstanding notes and warrants, on April 22, 2004 are entitled, in the aggregate, to purchase 115,000 common shares representing 15.0% of our outstanding common shares on a fully diluted basis as of such date (assuming exercise of all such warrants). As of September 30, 2004, we had one holder of our outstanding common shares.

        Holders of outstanding common shares are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of our shareholders.

        Holders of our common shares are entitled to receive a pro rata share of dividends when, as and if declared by us out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. Our ability to pay dividends is limited by agreements governing our indebtedness, including the notes and our new senior credit facility.

        Our board of directors may authorize the issuance of fractions of shares represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of shares at the time when those entitled to receive such fractions are determined; or in lieu of fractional shares it may authorize the issuance, as permitted by law, of scrip exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

AETG

        AETG is authorized to issue 1,650,000 common shares, par value $0.001 per share. As of September 30, 2004, 128,240 common shares of AETG have been issued and are outstanding.

        Holders of outstanding AETG common shares are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of its shareholders. Holders of AETG's common shares are entitled to receive a pro rata share of dividends, when as and if declared by AETG out of funds legally available for the payment of dividends and to participate pro rata in liquidating distributions. AETG does not presently anticipate that dividends will be paid on the common shares in the foreseeable future.

        AETG's certificate of incorporation prohibits issuances or redemptions of common shares, issuances of warrants or options (other than certain compensatory options), and transfers of AETG's common shares by GSC until the earlier of the third anniversary of the effectiveness of the plan of reorganization or when AETG's board of directors determines that the restrictions do not provide AETG with significant tax benefits. Holders of AETG's common shares have no subscription, redemption or conversion rights.

        AETG is authorized to issue 230,000 convertible preferred shares, par value $0.001 per share. As of September 30, 2004, no preferred shares are outstanding. AETG does not presently anticipate issuing any preferred shares in the foreseeable future.

        Holders of outstanding AETG preferred shares would be entitled to the number of votes per preferred share equal to the number of common shares into which such preferred share could be converted. Holders of AETG's preferred shares will be entitled to receive dividends annually, payable out of any assets or funds legally available for the payment of dividends. Holders of AETG's preferred shares will also be entitled to conversion rights and a liquidation preference. AETG may redeem its preferred shares at any time.

RELATED PARTY TRANSACTIONS

Receivables Purchase Agreement Guarantee

        In June 2004, we entered into the Receivable Agreement with Congress, to sell to Congress, without recourse, certain accounts receivable. In connection with our entering into the Receivable Agreement, Domenic Gatto has provided a personal guarantee in full support of the agreement, as required by Congress, for which he has received a $125,000 guarantee fee.

Bus Parking Agreements

        Our wholly owned subsidiary, Atlantic Express Coachways ("Coachways"), leased "Park & Ride" and certain administrative facilities from Atlantic Training, Inc. ("Atlantic Training"). Atlantic Training is owned by Domenic Gatto and members of his family. These administrative facilities consisted of an office and ticket sales facilities. The lease also provided for use of parking facilities for commuters who purchase express tickets on Coachways' express bus service between Staten Island and Manhattan. The lease, which was for a term of 15 years commenced July 1, 1995 with an annual base rental of $180,000, increased to $205,200 in May 1, 2000. We believe that the rental reflected the reasonable market value for the lease. These facilities were sold to an independent third party on June 30, 2002. The lease was rejected in our Chapter 11 bankruptcy case and is no longer in effect. It would have expired in December 2006.

        Our wholly owned subsidiary, Staten Island Bus, Inc., leases a parking facility from Atlantic Training. We paid an annual base rent of $48,000 per annum in fiscal 2002, 2003 and 2004. We believe that the rental reflects the reasonable market value for the lease.

Stockholders Agreement

        Upon the effectiveness of our plan of reorganization, AETG entered into a stockholders agreement, dated December 24, 2003, for its common shares with GSC.

Transfer Restrictions

        The stockholders agreement prohibits transfers of common shares except (1) to investors who join the stockholders agreement, (2) in a registered public offering, (3) pursuant to "Tag-Along Rights," which would require shareholders to include shares of holders of 10% or greater of common shares (as of the effective date of our plan of reorganization), at their option, in the event of a sale to a third party, (4) pursuant to "Drag-Along Rights," which would require shareholders to sell all or part of their common shares in the event of a sale by GSC of a majority or more of the issued and outstanding common shares, and (5) to a financial institution to secure borrowings in a bona fide pledge.

        The stockholders agreement contains "Preemptive Rights," which allow shareholders the right to purchase common shares if AETG makes certain sales of common shares at less than fair market value (as determined by AETG's board of directors), allowing investors to maintain their respective ownership percentage in AETG.

Corporate Governance

        The stockholders agreement provides that each shareholder thereto will vote its common shares towards the election of (i) directors nominated by GSC constituting a majority of the board so long as GSC is the record holder of at least 35% of AETG's common shares, or at least one director nominated by GSC so long as GSC is the record holder of at least 10% of AETG's common shares, and (ii) the Chief Executive Officer of AETG.

Minority Shareholder Protection

        AETG will not, without prior approval of the holders of a majority of common shares that is not owned by GSC:

  •
  redeem or repurchase any common shares unless each holder of common shares may participate on a pro rata basis;

  •
  pay dividends on its common shares unless the dividend is paid to all holders of common shares on a pro rata basis;

  •
  with some exceptions, engage (or permit any subsidiary to engage) in any transaction with a director, officer or affiliate unless (a) the transaction is approved by a majority of the directors of AETG who have no financial interest in the transaction and (b) such transaction is fair to AETG from a financial standpoint or on terms comparable to terms that would be obtained in an arm's-length transaction; or

  •
  amend or modify AETG's charter documents in a way that materially limits or conflicts with the terms of the stockholders agreement.

Registration Rights

        The stockholders agreement also contains registration rights for the common shares. Shareholders have "Piggyback Registration Rights," which require AETG, if it proposes to register any of its common shares under the Securities Act in connection with the offering of such shares, to register all of the shares of shareholders who request registration. GSC has three "Demand Registrations" as long as GSC is the record holder of at least 20% of AETG's common shares. A Demand Registration requires AETG to prepare and file with the SEC a registration statement on the appropriate form and maintain the effectiveness for 180 days or until all shares subject to the Demand Registration have been sold.

Amendment

        The stockholders agreement may be amended only with the approval of AETG, holders of at least 90% of the common shares and GSC (so long as it holds at least 35% of AETG's common shares).

Management Agreements

        Upon the effectiveness of our plan of reorganization, AETG and our company entered into an advisory services agreement, dated December 24, 2003, with GSCP, Inc., an affiliate of GSC. Under the agreement, GSCP, Inc. agreed to advise and consult with our boards of directors and management on certain business, operational and financial matters and provide other advisory services. The agreement provides that AETG and our company will pay GSCP, Inc. an annual fee of $500,000, which fee shall accrue, with interest at the annual rate of interest applicable to our indebtedness under our new senior credit facility, if the payment of such fee is not permitted under our new senior credit facility. The advisory services agreement terminates when GSC ceases to own any common shares issued upon the effectiveness of the plan of reorganization. As of June 30, 2004, $250,000 of the annual fee has been accrued but not paid.

        During the years ended June 30, 2004, 2003 and 2002, we paid advisory fees to an affiliate of GSC of $0, $102,293, $401,572, respectively.

        On February 10, 2004, we entered into a management agreement with Atlantic Transit II Corp. ("ATC") and Atlantic School Bus Corp. ("ASBC"), subsidiaries of AETG. Under the agreement, we provide certain administrative services on behalf of ATC and ASBC and their affiliates. The agreement provides that ASBC will pay us a monthly fee of $30 per route vehicle. The agreement continues until either ATC or our company elects to terminate it. As of June 30, 2004, approximately $21,000 in fees has been earned under this agreement.

Consulting Agreement

        In September 2002, Mr. Frank entered into a consulting arrangement with an affiliate of GSC. Mr. Frank receives certain director and officer indemnification rights from GSC pursuant to this arrangement. GSC has paid Mr. Frank $20,000 in fees for serving on the advisory board of an affiliate of GSC.

Tax Sharing Agreement

        AETG and its subsidiaries, including our company, entered into a tax sharing agreement, dated December 22, 2000, that provides for a consolidated filing of federal income tax and allocates federal tax liabilities.

Debtor-In-Possession Financing

        In May 2003, we received an additional $10.0 million in DIP financing from GSC and on August 6, 2003, another $2.5 million. This facility bore interest at 17% and the principal was repaid on the effectiveness of our plan of reorganization, and the commitments thereunder were terminated. In connection with this facility, we remain liable for $1.1 million of accrued interest as of June 30, 2004.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Senior Credit Facility

        Concurrently with the offering of the outstanding notes, we entered into a new senior credit facility with Congress Financial Corporation, or Congress, with up to $20.0 million of borrowing availability under a revolving credit facility, subject to customary borrowing conditions, plus $10.0 million in a letters of credit facility. The new senior credit facility is secured by a first priority lien on substantially all of our and our guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, and by a second priority lien on the first lien real property.

        Our borrowing capacity under the revolving credit facility is based on 85% of the net amount of our eligible accounts receivable. Loans under the revolving credit facility bear interest at the prime rate plus 1% per annum or, if we elect, the LIBOR rate plus 3.25% per annum. Letters of credit are subject to a fee of 2% per annum, payable monthly in arrears, and any amounts paid by the lenders for a letter of credit will bear the same rate as loans under our revolving facility. We paid a closing fee of $600,000 on the new senior credit facility, and we are required to pay a servicing fee of $10,000 per month. We pay the lenders a monthly fee of 0.5% on any unused portion of our new senior credit facility. Our new senior credit facility contains an EBITDA covenant and limitations on capital expenditures, as well as customary events of default.

        Our new senior credit facility's EBITDA covenant requires the maintenance of a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined monthly. As of June 30, 2004, our trailing twelve months EBITDA, as defined by our new senior credit facility, was approximately $25.0 million. EBITDA is defined in our new senior credit facility as, for any period, our net income or loss before income or loss from discontinued operations for such period, plus (a) to the extent deducted in computing such consolidated net income or loss, without duplication, the sum of (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, and (iv) non-cash extraordinary or nonrecurring losses or non-recurring expenses including non-cash impairment charges, (v) reorganization expenses incurred by us, including up to a maximum of $1,050,000 in respect of certain management exit bonuses, and (vi) cash capital contributions to our company permitted by our new senior credit facility, minus (b) to the extent added in computing such consolidated net income or loss, without duplication, extraordinary or non-recurring income or gains. EBITDA is defined substantially the same in our indenture.

        Our new senior credit facility will terminate on its third anniversary or, at the option of the lenders, on March 1, 2005 if at least 70% of the routes currently serviced by us for the DOE are not renewed at terms acceptable to the lenders. Early termination by us prior to the first, second and third anniversaries of our new senior credit facility will be subject to early termination fees of 3%, 2% and 1% of our maximum credit under the new senior credit facility, respectively.

        As of October 20, 2004, we had $10.0 million in letters of credit and approximately $14.2 million of borrowings outstanding under our new senior credit facility (including a $3.5 million supplemental loan).

Purchase Money Security Interests

        The debtors in our Chapter 11 bankruptcy case entered into financing arrangements with certain equipment manufacturers and third party financial institutions to finance the purchase of equipment for use in their businesses. These financings are secured by purchase money security interests in the purchased equipment. As of June 30, 2004, the debtors in our Chapter 11 bankruptcy case were party to purchase money security transactions totaling approximately $5.9 million.

Capital Leases

        As of June 30, 2004, we had $6.4 million of capital lease obligations for motor vehicles. These leases, which we entered into from July through October 2003, have original terms of five to seven years with an effective interest rate of 10.25% per annum.

THE REORGANIZATION

Background of the Reorganization

        AETG and its affiliated debtors, including our company (except Atlantic North), had cases pending under Chapter 11 of the United States Bankruptcy Code from August 16, 2002 through December 24, 2003. During the period from fiscal 1995 to fiscal 2001, we increased our EBITDA from $14.2 million to $32.8 million and our revenues from continuing operations from $114.0 million to $352.3 million. In fiscal 2002, however, our EBITDA declined and our net losses increased to $57.4 million. We believe the primary factors leading to this decline were increased costs that were experienced by the school bus transportation industry as a whole and our inability to pass these costs on to our customers as a result of the fixed price customer contracts which are typical of our industry. Specifically, these increased costs were associated with (1) higher insurance rates, which we believe were due largely to investment losses experienced by insurance companies during the stock market decline and were not related to our own loss experience and (2) higher labor costs, including overtime and recruitment expenses, resulting from a tight labor market.

        In fiscal 2000, 2001 and 2002 we experienced substantial increases in our insurance premiums. Our aggregate vehicle and workers' compensation insurance costs increased from $17.5 million in fiscal 2000 to $19.0 million in fiscal 2001, and to $35.3 million in fiscal 2002. Over this period, the insurance premiums for some of our umbrella and vehicle liability insurance policies increased by approximately $12.0 million while the coverage limits were reduced by approximately $50 million.

        We also experienced a tight labor market for experienced, qualified drivers, which caused our labor costs to rise. In the middle of 2002, under the terms of our collective bargaining agreement with Local 1181, of which approximately 30% of the bus drivers, escorts and mechanics in our school bus, paratransit and transit operations were members at such time, we became responsible for an unexpected increase in health and welfare monthly premiums for our employees of approximately $200,000 per month, retroactive to January 2002. Our collective bargaining agreement with Local 1181 expired on June 30, 2002, and a new agreement had not been reached as of August 16, 2002, when we commenced our Chapter 11 bankruptcy case.

        The negative effect on our cash flow resulting from these cost increases, coupled with service on our existing indebtedness, restricted our ability to grow through acquisitions and bidding on new contracts. Largely as a result of these factors, on August 1, 2002, we did not make the interest payment on our 10 3/4% senior secured notes due 2004 (issued pursuant to an indenture, dated as of February 4, 1997, by and among our company, substantially all of our direct and indirect subsidiaries, as guarantors, and The Bank of New York, as trustee). As of August 16, 2002, $120.0 million in aggregate principal amount was outstanding under our 10 3/4% senior secured notes.

        We retained outside advisors to assist in exploring various refinancing options prior to filing for Chapter 11 protection. After reviewing these options, we decided that filing for Chapter 11 protection would be the best alternative for us to preserve the value of our estates, and would give us an opportunity to restructure our financial obligations, focus on our operations and develop and implement a new business plan.

        As a result, on August 16, 2002, AETG and its affiliated debtors, including our company, chose to seek protection from our creditors under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York. The debtors' separate Chapter 11 bankruptcy cases were procedurally consolidated and jointly administered by the Bankruptcy Court. On September 4, 2003, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization, filed with the Bankruptcy Court on July 21, 2003, of the debtors in our Chapter 11 bankruptcy case. Our plan of reorganization went effective as of December 24, 2003.

        Our company was a public reporting company prior to our Chapter 11 bankruptcy case. On September 26, 2002, we filed a Form 15 with the SEC in reliance upon Rule 12g-4(a)(1)(i) of the Securities Exchange Act of 1934, as amended, to terminate our duty to file reports. Since that time, we have not and have not been required to file any reports with the SEC.

The Reorganization

        Under our plan of reorganization, as of June 30, 2004, the following claims against AETG and our company remain outstanding or had been reinstated:

  •
  We have recorded liabilities of approximately $7.0 million for certain outstanding administrative priority claims, based on our estimate for claims that we were aware of as of June 30, 2004.

  •
  We have recorded liabilities of approximately $5.6 million for the principal of outstanding priority tax claims. All priority tax claimants are entitled to receive deferred cash payments, over a period not exceeding six years from the date of assessment of each such priority tax claim and valued as of the effective date of our plan of reorganization, in full satisfaction of their claims. While we currently estimate the total amount of priority tax claims in our Chapter 11 bankruptcy case to be approximately $5.6 million, we cannot be certain that the actual total amount of these claims will not exceed this estimate as a result of ongoing negotiations with certain holders of such claims.

  •
  We have recorded liabilities of approximately $0.8 million for general unsecured claims. All holders of general unsecured claims were entitled to a pro rata share of $275,000, which we paid in May 2004, and an additional $275,000 on each of the first, second and third anniversaries of the effective date of our plan of reorganization.

  •
  We have recorded liabilities of approximately $0.3 million for certain outstanding cure costs, claims to be negotiated for leases and contracts and certain secured claims.

  •
  Certain secured claims (including notes with respect to various motor vehicle purchases) totaling approximately $5.9 million were reinstated under our plan of reorganization.

  •
  Interests on account of old stock interests in debtors other than AETG were reinstated, and interests on account of old stock interests in AETG were terminated.

        We cannot assure you that the amounts we have recorded as liabilities as mentioned above will be sufficient to satisfy all claims filed or which may be filed in the future and allowed in our Chapter 11 bankruptcy case. The final amounts of claims asserted and ultimately paid could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses and otherwise reduce the cash flow available to us to meet our obligations under the notes.

        On the effective date of our plan of reorganization, we rolled over approximately $24.6 million of indebtedness under certain bank loan and debtor-in-possession financing claims into an exit financing senior credit facility that was paid off on April 22, 2004 by net proceeds from the offering of the outstanding notes and use of our new senior credit facility. Additionally, GSC, as the holder of a supplemental bank loan claim, and holders of claims on our 10 3/4% senior secured notes received their pro rata share of (a) $500,000, plus (b) 100% of the common shares issued by AETG under our plan of reorganization.

Effect of the Reorganization

        Our plan of reorganization has had and will have the following important effects on our company's various debtor affiliates, some of which we are in the process of consummating:

Restructuring Transactions

        Reorganized AETG owns, either directly or indirectly through subsidiaries, all of the assets owned by AETG and its debtor subsidiaries prior to the effectiveness of our plan of reorganization.

        We entered into restructuring transactions to simplify the overall corporate structure of the reorganized debtors. We are in the process of dissolving certain debtor entities which held substantially no assets. We sold assets of and have closed our bus sales operations, which we consider to be non-core businesses. We completed the sale of one of these businesses in August 2003 and have sold the balance of assets of the other in September 2004.

Rejection of Executory Contracts and Unexpired Leases.

        At the commencement of our Chapter 11 bankruptcy case, we were party to numerous nonresidential real property leases, equipment leases and other "executory" contracts. Although there is no precise definition of what constitutes an executory contract, the term generally includes contracts with respect to which performance remains due to some extent on both sides. Throughout our Chapter 11 bankruptcy case, we reviewed our portfolio of leases and contracts to identify those which we wished to reject and which could be rejected in connection with the bankruptcy proceeding. We and the other debtors in our Chapter 11 bankruptcy case rejected certain leases and contracts which we believed would not be important to our future operations. Under the Bankruptcy Code, the counterparty to a lease or contract which has been terminated may have the right to receive certain damages, subject to statutory limits, arising from such termination. These parties became unsecured creditors with respect to their claims and are satisfied pursuant to the terms of our plan of reorganization. All other leases and contracts were assumed and assigned to us in connection with the restructuring and continued after our emergence from bankruptcy.

Board of Directors

        Our board of directors now consists of four directors, who are the same directors sitting on AETG's board of directors. Upon the effectiveness of our plan of reorganization, Peter Frank was appointed as our Chairman of the Board. Domenic Gatto serves as a director. As of September 30, 2004, our GSC designated directors are Mr. Frank and Matthew Kaufman. Our board of directors is more fully described under "Management—Board of Directors."

Issuance of New Securities

        Upon the effectiveness of our plan of reorganization, AETG's prior existing common shares and preferred shares were cancelled. AETG is now authorized to issue and has issued common shares, as more fully described under "Description of Capital Stock." AETG's common shares are held by former holders of our Senior Note Claims and our GSC Bank Loan Claims.

        AETG entered into a stockholders agreement for its new common shares with GSC. The stockholders agreement contains tag-along rights, drag-along rights, preemptive rights, registration rights and minority shareholder protections, as more fully described under "Related Party Transactions—Stockholders Agreement."

Indebtedness

        Our plan of reorganization was confirmed by the Bankruptcy Court on September 4, 2003. On December 24, 2003, our plan of reorganization became effective and we emerged from bankruptcy protection. As part of our emergence from Chapter 11, many of the reorganized debtors obtained exit financing of $145.0 million, including a $100.0 million revolving line of credit and the issuance of senior secured notes of $45.0 million. On April 23, 2004, the exit financing was repaid in full from the net proceeds of the offering of the outstanding notes and $6.6 million from our new senior credit facility.

        Concurrently with the offering of the outstanding notes, we entered into a new senior credit facility, the terms of which are more fully described under "Description of Certain Indebtedness—New Senior Credit Facility." As of October 20, 2004, we had $10.0 million in letters of credit and approximately $14.2 million of borrowings outstanding under our new senior credit facility. Please read "Capitalization" for information about our indebtedness.

Tax Impact of Reorganization

        In connection with the reorganization, we realized cancellation of debt ("COD") income of approximately $102.9 million for federal income tax purposes. Such COD income was excluded from our gross income pursuant to Section 108 of the Internal Revenue Code of 1986, as amended (the "Code"). However, also pursuant to section 108 of the Code, amounts excluded from gross income were applied to reduce certain tax attributes, such as our consolidated net operating loss ("CNOL") and the tax bases of certain of our assets. As of June 30, 2004, we estimate that NOL carryforwards were approximately $79.0 million. As a result of the reorganization and related transactions and adjustments, we estimate that our CNOLs were reduced by approximately $80.4 million, capital loss carryforwards were reduced by approximately $3.1 million, and that the tax bases of certain of our assets were reduced by approximately $9.3 million. We cannot assure you that we will be able to use our remaining CNOLs to offset future taxable income or that the amount of such CNOLs will not be adjusted or reduced or become subject to limitation.

        For the purposes of computing the alternative minimum tax, if CNOLs are available to offset future taxable income, such CNOLs generally may not offset more than 90% of the pre-CNOL alternative minimum taxable income. As of June 30, 2004, we estimate that our alternative minimum tax credit carryforwards were approximately $905,000, which may be carried forward indefinitely. Accordingly, we may be liable for alternative minimum tax as a result of and subsequent to the reorganization.

DESCRIPTION OF THE EXCHANGE NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." Certain defined terms used in this description but not defined below under the subheading "Certain Definitions" have the meanings assigned to them in the Indenture, the Registration Rights Agreement and the Security Documents, each as described below. In this description, the words "we," "us," "our" and "Company" refer only to Atlantic Express Transportation Corp. and not to any of its subsidiaries.

        In this description, references to the "Senior Secured Notes" refer to the $105.0 million aggregate principal amount of 12% series B senior secured notes due 2008, references to the "Senior Secured Floating Rate Notes" refer to the $10.0 million aggregate principal amount of series B senior secured floating rate notes due 2008 and references to the "Notes" refer collectively to the Senior Secured Notes and the Senior Secured Floating Rate Notes, including any PIK Notes (as defined below). We sold the outstanding notes, for which the Notes will be exchanged, at a price of $1,000 per investment unit, which consisted of either (a) $1,000 principal amount of the senior secured outstanding notes and one warrant or (b) $1,000 principal amount of our senior secured floating rate outstanding notes and one warrant. We have assigned a value to the warrants (and therefore an original issue discount to the notes) of $2.7 million in total, based upon a valuation by an independent financial institution.

        We will issue the Notes under the indenture, dated as of April 22, 2004 (the "Indenture"), among us, the Guarantors and The Bank of New York, as trustee and collateral agent (the "Trustee"), governing the outstanding notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Security Documents referred to herein under the subcaption "Collateral" contain the terms of the security interests that will secure the Notes. The terms of the Notes will be identical in all material respects to the outstanding notes except that, upon completion of the exchange offer:

  •
  the Notes will have been registered under the federal securities laws and will not bear any legend restricting their transfer;

  •
  the Notes will bear a series B designation and a different CUSIP number than the outstanding notes; and

  •
  the Holders of the Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

        The following description is a summary of the material provisions of the Indenture, the Registration Rights Agreement, the Intercreditor Agreement and the Security Documents. It does not restate those agreements in their entirety. We urge you to read the Indenture, the Registration Rights Agreement, the Intercreditor Agreement and the Security Documents because they, and not this description, define your rights as Holders of the Notes. Copies of the Indenture, the Registration Rights Agreement, the Intercreditor Agreement and the Security Documents are available from the Company.

        The Holder of a Note will be treated as the owner of it for all purposes. Only Holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes

        The Notes will:

  •
  be our senior obligations, and rank equally in right of payment with all of our other senior obligations;

  •
  rank senior in right of payment with all Indebtedness which by its terms is subordinated to the Notes;

  •
  be secured on a first priority basis by the following collateral (the "Company First Lien Collateral"), subject to certain Permitted Prior Liens and the release provisions described below:

  •
  substantially all of our owned motor vehicles, whether now owned or hereafter acquired, other than motor vehicles classified as assets of discontinued operations on the date of the Indenture or which are subject to Purchase Money Indebtedness (the "Issuer Motor Vehicles"); and

  •
  certain of our fee interests in real property and fixtures thereon hereafter acquired;

  •
  be secured on a second priority basis by all collateral (the "Company Second Lien Collateral") that secures our obligations under our Credit Agreement, including substantially all of our assets, whether now owned or hereafter acquired, other than the Company First Lien Collateral and Excluded Assets, in each case subject to Permitted Prior Liens and the release provisions described below;

  •
  be effectively junior to amounts secured by Permitted Prior Liens, including to all of our obligations under the Credit Agreement (which is secured on a first priority basis by the Company Second Lien Collateral), to the extent of the value of the Company Second Lien Collateral;

  •
  be structurally subordinated to all liabilities of any Unrestricted Subsidiaries, Foreign Subsidiaries or other subsidiaries that are not Guarantors; and

  •
  be guaranteed, jointly and severally, by substantially all of our current and future Domestic Restricted Subsidiaries except Atlantic North Casualty Company.

The Guarantees

        Each Guarantee, as defined below, will:

  •
  be a general obligation of the Guarantor, and rank equally in right of payment with all of such Guarantor's other senior obligations;

  •
  rank senior in right of payment with all Indebtedness which by its terms is subordinated to the Guarantees;

  •
  be secured on a first priority basis by the following collateral (the "Guarantor First Lien Collateral" and, together with the Company First Lien Collateral, the "First Lien Collateral"), subject to certain Permitted Prior Liens and the release provisions described below:

  •
  substantially all of the Guarantor's motor vehicles, whether now owned or hereafter acquired, other than motor vehicles classified as assets of discontinued operations on the date of the Indenture or which are subject to Purchase Money Indebtedness (the "Guarantor Motor Vehicles" and, together with the Issuer Motor Vehicles, the "Motor Vehicles"); and

  •
  substantially all of the Guarantor's fee interests in real property and fixtures thereon, whether now owned or hereafter acquired (except, in the case of Jersey Business Land Co., Inc., the real property and fixtures thereon in Bordentown, New Jersey owned by it on the Issue Date, which are being held for sale, and, in the case of Metro Affiliates, Inc., the real property and fixtures thereon in Ridgewood, New York owned by it on the Issue Date);

  •
  be secured on a second priority basis by all collateral (the "Guarantor Second Lien Collateral" and, together with the Company Second Lien Collateral, the "Second Lien Collateral") that secures the Guarantor's obligations under its guaranty of the Credit Agreement, including substantially all of the Guarantor's assets, whether now owned or hereafter acquired (including, in the case of Metro Affiliates, Inc., the real property and fixtures thereon in Ridgewood, New York owned by it on the Issue Date), other than the Guarantor First Lien Collateral and

    Excluded Assets, in each case subject to Permitted Prior Liens and the release provisions described below; and

  •
  be effectively junior to amounts secured by Permitted Prior Liens, including all of the Guarantor's obligations under its guaranty of the Credit Agreement (which is secured on a first priority basis by the Second Lien Collateral), to the extent of the value of the Guarantor Second Lien Collateral, and approximately $14.0 million in the aggregate of Capitalized Lease Obligations and Purchase Money Indebtedness on the date of the Indenture.

        The Notes and the Guarantees will not be secured by the Excluded Assets.

Methods of Receiving Payments on the Notes

        If a Holder has given timely wire transfer instructions to us, we will pay all principal, interest and premium and Additional Interest, if any, on that Holder's Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders of the Notes.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be made for any transfer, exchange or redemption of Notes. However, Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any Note selected for redemption. Also, we are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

        The Indenture does not limit the maximum principal amount of Notes that we may issue thereunder. We will issue $115.0 million in aggregate principal amount of Notes in the Offering. As described below under "—PIK Interest," in certain instances the Indenture will require us to issue to the Holders of the Notes certain PIK Notes (as defined below) in payment of a portion of the interest payable in respect of the Notes. Additionally, we may issue additional Senior Secured Notes ("Additional Senior Secured Notes") or Senior Secured Floating Rate Notes ("Additional Senior Secured Floating Rate Notes," and together with the Additional Senior Secured Notes, the "Additional Notes") from time to time, subject to the limitations set forth under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness." The Notes, any PIK Notes and any Additional Notes will be substantially identical other than the issuance dates and the dates from which interest will accrue. Any PIK Notes and any Additional Notes subsequently issued will be secured equally and ratably with the Notes. As a result, the issuance of any PIK Notes and any Additional Notes will have the effect of diluting the value of the security interest in the First Lien Collateral and the Second Lien Collateral for the then outstanding Notes. The Notes will mature on April 15, 2008.

        Interest on the Notes will be due and payable semi-annually in arrears on April 15 and October 15 in each year, which commenced on October 15, 2004, to Holders of record on the immediately preceding April 1 and October 1, respectively. Interest on the Notes will accrue from the date it was most recently paid or, if no interest has been paid, from April 22, 2004 (the "Issue Date"). Interest on the Senior Secured Notes will accrue at a rate per annum of 12%. Interest on the Senior Secured Floating Rate Notes will accrue, with respect to the period from and including the Issue Date to but excluding the first interest payment date after the Issue Date and each successive six month period from and including each interest payment date to but excluding the following interest payment date (each, an "Interest Accrual Period"), at a rate equal to LIBOR (as defined below) plus a margin of 9.2% per annum.

        The Company has appointed the Trustee (the "Calculation Agent") to calculate the interest rate for the Senior Secured Floating Rate Notes. "LIBOR" will be determined by the Calculation Agent in accordance with the following provisions:

            (i)  LIBOR for any Interest Accrual Period will equal to the rate, as determined by the Calculation Agent, for six-month U.S. dollar deposits which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the applicable LIBOR Determination Date, as defined below, as reported by Bloomberg Financial Markets Commodities News. "LIBOR Determination Date" means, with respect to any Interest Accrual Period, the second London Banking Day prior to the first day of such Interest Accrual Period. "London Banking Day" means any day on which commercial banks are open for business, including dealings in foreign exchange and foreign currency deposits, in London.

           (ii)  If, on any LIBOR Determination Date, such rate does not appear on the Telerate Page 3750, the Calculation Agent will determine the arithmetic mean of the offered quotations of the Reference Banks, as defined below, to prime banks in the London interbank market for Eurodollar deposits for the relevant term by reference to requests for quotations as of approximately 11:00 a.m., London time, on such LIBOR Determination Date made by the Calculation Agent to the Reference Banks. If, on the LIBOR Determination Date, at least two of the Reference Banks provide such quotations, LIBOR will equal such arithmetic mean. If, on any LIBOR Determination Date, only one or none of the Reference Banks provide such quotations, LIBOR will be deemed to be the arithmetic mean of the offered quotations that the leading banks in New York City selected by the Calculation Agent, after consultation with the Company, are quoting on the relevant LIBOR Determination Date for U.S. dollar deposits for the relevant term, to the principal London offices of leading banks in the London interbank market.

          (iii)  If the Calculation Agent is required but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR with respect to such Interest Accrual Period will be LIBOR as calculated on the immediately preceding LIBOR Determination Date.

        For the purpose of clause (ii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one thirty-second of a percentage point and, for purposes of clause (iii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point.

        As used herein:

        "Reference Banks" means four major banks in the London interbank market selected by the Calculation Agent.

        "Telerate Page 3750" means the display page currently so designated on the Moneyline Telerate Service or such other page as may replace such page on such service for the purpose of displaying comparable rates.

        We will pay interest on overdue principal of the Senior Secured Notes and the Senior Secured Floating Rate Notes at 1% per annum in excess of their respective rates, as described above, and we will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

        Any Original Notes that remain outstanding after the completion of the Exchange Offer, together with the Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PIK Interest

        In the event that, at any time after September 30, 2006, we fail to comply with the provisions of the covenant described below under "—Certain Covenants—Maintenance of Net Leverage," then, from and after the first date on which we so fail to comply (the "PIK Interest Trigger Date") and for so long as the Notes remain outstanding, additional interest on the Notes shall accrue, from the PIK Interest Trigger Date, at a rate per annum of 2% (the "Additional PIK Interest"), it being understood that such failure to comply with the provisions of the covenant described below under "—Certain Covenants—Maintenance of Net Leverage" shall not constitute an Event of Default. Accrued and unpaid Additional PIK Interest, if any, will be due and payable semi-annually in arrears on April 15 and October 15 of each year to Holders of record on the immediately preceding April 1 and October 1, respectively, and shall be payable in the form of additional Senior Secured Notes, if such interest is payable in respect of Senior Secured Notes, and additional Senior Secured Floating Rate Notes, if such interest is payable in respect of Senior Secured Floating Rate Notes, in each case, with a principal amount equal to the Additional PIK Interest then due and payable (collectively, the "PIK Notes").

Collateral

        The obligations of the Company with respect to the Notes and the obligations of the Guarantors under the Guarantees will be secured equally and ratably by first priority security interests in the First Lien Collateral, and by second priority security interests in the Second Lien Collateral, subject in each case to Permitted Prior Liens (other than, with respect to the First Lien Collateral, Liens securing the Indebtedness under the Credit Agreement) and the release provisions described below. The Second Lien Collateral will also secure the obligations of the Company and the Guarantors under the Credit Agreement, and the Liens in the Second Lien Collateral securing the Notes and the Guarantees will be junior in priority to those Liens securing the Credit Agreement. In addition, the Pledged Real Estate that secures the Notes on a first priority basis will also secure the obligations of the Company and the Guarantors under the Credit Agreement on a second priority basis ("Credit Agreement Second Lien Collateral" and, together with the Second Lien Collateral, the "Common Collateral"), subject to Permitted Prior Liens (other than Liens securing the Indebtedness under the Credit Agreement). The Liens on the Common Collateral will benefit the holders of the Secured Obligations, in such priority as is established pursuant to the Intercreditor Agreement. The Liens on the Motor Vehicles will solely benefit the Holders of the Notes. The First Lien Collateral and the Second Lien Collateral comprise, in the aggregate, substantially all of the assets of the Company and the Guarantors, other than the Excluded Assets. The Liens on the Collateral Securing the Notes and the Indenture will be held, administered and enforced by The Bank of New York, as Collateral Agent pursuant to the Security Agreement.

        We have agreed to (i) execute and file (either directly or through one or more agents) such applications as are necessary to enable the Collateral Agent to be listed as the lienholder on the certificates of title for each Motor Vehicle and (ii) execute such other documents and instruments as the Collateral Agent may reasonably deem necessary or advisable to create a perfected Lien on the Motor Vehicles in favor of the Collateral Agent (for the benefit of the Holders of the Notes). We have also granted to the Collateral Agent a power of attorney to take any or all of the foregoing actions.

Intercreditor Agreement

        On the date of the Indenture the Collateral Agent, on behalf of itself, the Trustee and the Holders, and the Administrative Agent, on behalf of the Lenders, entered into the Intercreditor Agreement. The Collateral Agent and the Administrative Agent are each individually referred to herein as an "Agent," and are collectively referred to herein as the "Agents." The Intercreditor Agreement sets forth the terms on which the Collateral Agent and the Administrative Agent will confirm the relative priority of their respective Liens upon the Common Collateral and establish rights and procedures with respect to enforcement of such Liens.

Ranking of Second Priority Liens

        The Intercreditor Agreement provides that, notwithstanding:

          (1)   the time of incurrence of any Secured Debt;

          (2)   the order or method of attachment or perfection of any Liens securing any Secured Debt;

          (3)   the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Common Collateral;

          (4)   the rules for determining priority under any law governing relative priorities of Liens on the Collateral;

          (5)   any conflicting terms or conditions which may be contained in any other agreement,

all Liens granted by the Company or any Guarantor (i) on the Second Lien Collateral to secure the Credit Agreement and all Obligations of the Company and the Guarantors thereunder (including all interest accrued thereon after the commencement of any bankruptcy, insolvency or liquidation proceeding at the rate, including any applicable post-default rate specified in the Credit Agreement, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, collectively, the "Credit Agreement Obligations") are senior in all respects and prior to the Liens on the Second Lien Collateral to secure the Obligations of the Company and the Guarantors under the Indenture, the Notes, the Security Documents and the Guarantees (including all interest accrued thereon after the commencement of any bankruptcy, insolvency or liquidation proceeding at the rate, including any applicable post-default rate specified in the Indenture and the Notes, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, collectively, the "Note Obligations") and (ii) on the Credit Agreement Second Lien Collateral to secure the Note Obligations are senior in all respects and prior to the Liens on the Credit Agreement Second Lien Collateral to secure the Credit Agreement Obligations. Only the Collateral Agent has a Lien on the Motor Vehicles.

Administration and Enforcement of Security Interests

        As between the Administrative Agent and the Collateral Agent, the Collateral Agent has the sole and exclusive right to control, administer, account for and otherwise deal with the Motor Vehicles, and to determine the manner of every sale or other disposition of the Motor Vehicles upon enforcement of the Collateral Agent's interest therein or the enforcement of any other right or remedy with respect thereto. The Collateral Agent may foreclose on the Motor Vehicles in any order in which it in its sole discretion deems appropriate.

        As between the Collateral Agent and the Administrative Agent, and with respect to (i) the Collateral Agent, so long as any Note Obligation remains outstanding and (ii) the Administrative Agent, so long as any Credit Agreement Obligation remains outstanding, the Agent with the senior Lien on any of the Common Collateral will have the sole and exclusive right to control, administer, account for and otherwise deal with such Collateral, and to determine the manner of every sale or other disposition of such Collateral upon enforcement of such Agent's interest therein or the enforcement of any other right or remedy with respect thereto. The Agent with the senior Lien on any of the Common Collateral may foreclose on such Collateral in any order in which it in its sole discretion deems appropriate.

        Each Creditor with a junior Lien on any Common Collateral will not, directly or indirectly, (a) exercise any of its rights or remedies upon a default or event of default against such Collateral, or (b) seek to foreclose or realize upon (judicially or non-judicially) its junior Lien on such Collateral or assert any claims or interest therein (including, without limitation, by setoff or notification of account debtors) or (c) take any other action that would interfere in any manner with the rights of the Agent with the most senior Lien in such Common Collateral. Notwithstanding the foregoing, if any bankruptcy or insolvency proceeding shall be commenced against the Company or any Guarantor, each Agent shall be entitled to file proofs of claim and commence other proceedings in order to evidence and protect its interest in the Collateral.

        In the event that an Agent shall acquire control or possession of any of the Common Collateral consisting of Pledged Real Estate, or shall, through the enforcement of its Liens in such Common Collateral, sell or otherwise transfer any such Common Collateral to any third party (a "Third Party Purchaser"), such Agent shall permit the other Agent (or require as a condition of such sale to a Third Party Purchaser that the Third Party Purchaser agree to permit such other Agent), at its option, to enter and use any or all of such Common Collateral on the terms and conditions set forth in the Intercreditor Agreement.

Order of Application

        The proceeds of any sale, disposition or other realization upon the Motor Vehicles will be applied to satisfy the Note Obligations until all Note Obligations have been paid in full in cash, in such order and manner as may be provided in the Indenture. Any surplus remaining after the payment of the amounts set forth in the preceding sentence shall be paid to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or as required by law.

        The Intercreditor Agreement provides that if any Credit Agreement Second Lien Collateral is sold or otherwise realized upon in connection with any foreclosure, collection or other enforcement of security interests with respect thereto, the proceeds received from such foreclosure, collection or other enforcement will applied in the following order of application:

        First, to the Collateral Agent for payment of all Note Obligations until such Note Obligations have been paid in full in cash, in such order as may be provided in the Indenture;

        Second, to the Administrative Agent for the payment of all Credit Agreement Obligations until such Credit Agreement Obligations have been paid in cash in full in such order as may be provided in the Credit Agreement; and

        Third, to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or as required by applicable law.

        The Intercreditor Agreement provides that the proceeds of any sale, disposition or other realization upon the Second Lien Collateral in connection with any foreclosure, collection or other enforcement of security interests with respect thereto in connection with an event of default, the proceeds received from such foreclosure, collection or other enforcement will be applied in the following order of application:

        First, to the Administrative Agent for payment of Credit Agreement Obligations in an amount up to the amount comprising the outstanding Priority Lien Debt, in such order as may be provided in the Credit Agreement;

        Second, to the Collateral Agent for payment of all Note Obligations until such Note Obligations have been paid in full in cash, in such order as may be provided in the Indenture; and

        Third, to the Administrative Agent for the payment of such Credit Agreement Obligations until such Credit Agreement Obligations have been paid in cash in full; and

        Fourth, to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or as required by applicable law.

Bailee for Perfection

        Each of the Collateral Agent and the Administrative Agent appointed the other Agent, and each such appointed Agent agreed to serve, as agent and bailee for the appointing Agent for the limited purpose of perfecting their respective Liens on the Collateral which may at any time be in appointed Agent's possession (or control) until their respective debt is discharged in full. The Agent having the most senior Lien thereon shall not have any duty to protect or preserve any rights pertaining to any of the Collateral in its possession (or control) and the other Agent will waive and release the Agent holding the most senior Lien from all claims and liabilities at any time arising pursuant to the role of such senior Agent as agent and bailee with respect to the Collateral in its actual possession other than gross negligence or willful misconduct. The Agent with the most senior Lien on any Collateral shall, after all Note Obligations or Credit Agreement Obligations, as applicable, have been fully and finally paid and performed, deliver the remainder of Collateral, if any, and the books and records relating to such Collateral in its possession (or control) to the Agent with the next most senior Lien as set forth herein, except in the event and to the extent that (a) such senior Agent has retained or otherwise acquired such Collateral in full or partial satisfaction of the obligations owing to such senior Agent, (b) such Collateral is sold or otherwise disposed of by such Agent or by the Company or a Guarantor as provided herein or (c) except as may otherwise be required by applicable law or any court order.

Bankruptcy Financing

        If the Company or any Guarantor becomes subject to a proceeding under the Bankruptcy Code, the Administrative Agent may permit the use of cash collateral or provide financing to the Company or any Guarantor under Section 363 or Section 364 of the Bankruptcy Code. The Intercreditor Agreement provides that Administrative Agent must provide two business days' prior notice to the Collateral Agent of such financing or use of cash collateral, and the Collateral Agent will not object to such financing on the ground of a failure to provide "adequate protection" for the Liens of the Holders or any other grounds. The Collateral Agent shall retain a Lien on the Collateral and obtain replacement Liens on the Collateral to the same extent and with the same priority as existed prior to the commencement of the proceeding under the Bankruptcy Code. The aggregate amount of Indebtedness outstanding under such post-petition bankruptcy financing, together with any Indebtedness then outstanding under the Credit Agreement, shall not exceed the aggregate amount that could be incurred under the Credit Agreement as Priority Lien Debt.

Release of Liens on Collateral

        The Company will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

          (1)   following the delivery of notice thereof and a certificate of an officer of the Company certifying that such disposition complies with the terms and conditions of the Indenture and the Security Documents and the release of the Collateral will not result in a Default or Event of Default under the Indenture, in connection with asset sales or dispositions that are permitted under the covenant described under the caption "—Limitation on Asset Sales;"

          (2)   if any Subsidiary that is a Guarantor is released from its Guarantee, that Subsidiary's assets will also be released; and

          (3)   if any asset which is an Excluded Asset becomes subject to a Lien in favor of the Collateral Agent, that Collateral will be released.

        We shall be allowed to transfer the title of any Motor Vehicle from one jurisdiction to another jurisdiction, subject to the Collateral Agent being named as lienholder on such Motor Vehicle as so retitled.

Provisions of the Indenture and Security Documents Relating to Security

Further Assurances; Notices

        The Indenture provides that the Company and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the Trustee and the Holders, duly created and enforceable and perfected Liens upon the Collateral, including any property or assets that are acquired or otherwise become Collateral after the Notes are issued, subject to Permitted Prior Liens, in each case, as contemplated by the Notes, the Indenture and the Security Documents.

Release of Security Interests in Respect of Notes

        Each of the Indenture and the Security Documents provides that the Collateral Agent's Liens upon the Collateral will no longer secure the Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the holders of the Notes and such Obligations to the benefits and proceeds of the Collateral Agent's Liens on Collateral will terminate and be discharged:

          (1)   upon satisfaction and discharge of the Indenture as set forth under the caption "—Satisfaction and Discharge;"

          (2)   upon a Legal Defeasance or Covenant Defeasance of the Notes as set forth under the caption "—Legal Defeasance and Covenant Defeasance;" or

          (3)   upon payment in full and discharge of all Notes outstanding under the Indenture and all Obligations that are outstanding, due and payable under the Indenture at the time the Notes are paid in full and discharged.

Certain Bankruptcy and Other Limitations

        The right of the Collateral Agent to repossess and dispose of or otherwise exercise remedies relating to the Collateral upon the occurrence and during the continuance of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or any of the Guarantors prior to the Collateral Agent having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

        Moreover, the Collateral Agent's ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

The Guarantees

        Each of our Domestic Restricted Subsidiaries will fully and unconditionally guarantee on a senior secured basis (each a "Guarantee" and, collectively, the "Guarantees"), jointly and severally, to each Holder and the Trustee, the full and prompt performance of our obligations under the Indenture and the Notes. The obligations of each Guarantor will be limited as necessary to prevent its Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See "Merger, Consolidation and Sale of Assets" and "Certain Covenants—Limitation on Asset Sales."

        A Guarantor will be released from its Guarantee without any action required on the part of the Trustee or any Holder:

          (1)   if all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor is sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than us or any of our Domestic Restricted Subsidiaries and we otherwise comply to the extent applicable, with the provisions of the covenant described below under the caption "Certain Covenants—Limitation on Asset Sales" that are required to be satisfied thereunder either prior to or concurrent with the consummation of the applicable transaction;

          (2)   if we designate such Guarantor as an Unrestricted Subsidiary in accordance with the covenant described below under the caption "Certain Covenants—Limitation on Restricted Payments;"

          (3)   upon defeasance of the Notes as provided below under the subcaption "Legal Defeasance and Covenant Defeasance" or upon satisfaction and discharge of the Indenture or payment in full of the principal of, premium, if any, accrued and unpaid interest and Additional Interest and Additional PIK Interest, if any, on the Notes and all other Obligations under the Notes, the Indenture, the Security Documents and the Guarantees that are then due and payable; or

          (4)   upon

            (a)   the prior consent of holders of at least a majority in aggregate principal amount of Notes outstanding;

            (b)   the consent of the majority of lenders or the Administrative Agent to the release of such Guarantor's Guarantee of all Obligations under the Credit Agreement; and

            (c)   the contemporaneous release of such Guarantor's Guarantee of all Obligations under the Credit Agreement.

        At our request and expense, the Trustee will execute and deliver any instrument evidencing such release.

Redemption

        Optional Redemption.    At any time on or after April 15, 2006, we may redeem all or any portion of the Notes at our option, in whole or from time to time in part, upon not less than 15 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the periods beginning on the dates indicated below:

Period	Percentage
On or after April 15, 2006	106.000%
On or after April 15, 2007	103.000%
On or after October 15, 2007	100.000%

        In addition, we must pay accrued and unpaid interest and Additional Interest and Additional PIK Interest (which, for such purpose, shall be payable in cash), if any, to the redemption date on the Notes redeemed.

        Optional Redemption Upon Equity Offerings.    At any time, or from time to time, prior to April 15, 2006, we may, at our option, on any one or more occasions use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) issued under the Indenture at a redemption price of 112% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest and Additional PIK Interest (which, for such purpose, shall be payable in cash), if any, thereon, to the date of redemption; provided that:

          (1)   at least 65% of the aggregate original principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

          (2)   we make such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

        In the event that we choose to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

          (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

          (2)   on a pro rata basis or by such method as the Trustee may reasonably determine is fair and appropriate.

        No Notes of a principal amount of $1,000 or less can be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 15 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as we have deposited with the paying agent funds in satisfaction of the applicable redemption price, plus accrued and unpaid interest and Additional Interest and Additional PIK Interest (which, for such purpose, shall be payable in cash), if any.

Mandatory Redemption; Offers to Purchase

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. We may at any time and from time to time purchase Notes in the open market or otherwise.

Offers to Repurchase the Notes

Repurchase upon Change of Control

        If a Change of Control occurs, each Holder will have the right to require that we purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest and Additional Interest and Additional PIK Interest (which, for such purpose, shall be payable in cash), if any, to the date of purchase.

        Within 30 days following the date upon which the Change of Control occurred, we must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer will govern the terms of the Change of Control Offer. Such offer shall state, among other things:

  •
  the purchase price;

  •
  the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such offer is mailed, other than as may be required by law (the "Change of Control Payment Date");

  •
  that we are making a Change of Control Offer;

  •
  that any Note not tendered will continue to accrue interest;

  •
  that unless we default on the payment of the purchase price, any Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; and

  •
  certain procedures that a Holder of Notes must follow to accept the Change of Control Offer or to withdraw such acceptance.

        Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the offer prior to the close of business on the third business day prior to the Change of Control Payment Date.

        On or before the Change of Control Payment Date, the Company will, to the extent lawful:

  •
  accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the purchase price in respect of all Notes or portions thereof so tendered; and

  •
  deliver or cause to be delivered to the Trustee the Notes so accepted together with an officer's certificate stating the aggregate principal amount of Notes or portions thereof being purchased by us.

        We will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        The occurrence of the events constituting a Change of Control under the Indenture could result in an event of default under the Credit Agreement and under our other existing and future permitted credit facilities and debt instruments. Following such an event of default under the Credit Agreement, the lenders under the Credit Agreement or such other credit facilities and debt instruments could have the right to require the immediate repayment of the Indebtedness thereunder in full, and might have the right to require such repayment prior to the Change of Control Payment Date on which the Company would be required to repurchase the Notes.

        If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event we are required to purchase outstanding Notes pursuant to a Change of Control Offer, we expect to seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain such financing and the terms of the Credit Agreement or such other credit facilities or debt instruments may restrict our ability to obtain such financing. See "Risk Factors—Our ability to purchase the notes upon a change of control may be limited."

        The Trustee may not waive the covenant to offer to purchase the Notes upon a Change of Control. Restrictions in the Indenture described herein on our ability to incur additional Indebtedness, to grant Liens on our property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by our management or our Board of Directors. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that we or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

        We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

        The definition of "Change of Control" includes, among other transactions, a disposition of "all or substantially all" of our property and assets. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transactions, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear whether a Change of Control has occurred and whether we are required to make a Change of Control Offer.

Excess Cash Flow Offer

        Within 75 days after the end of each twelve month period ending September 30 for which Excess Cash Flow was in excess of $2.5 million, beginning with the twelve month period ending September 30, 2005, we will make an offer (the "Excess Cash Flow Offer") to all Holders to purchase the maximum principal amount of Notes that may be purchased with 50% of Excess Cash Flow for such twelve month period (the "Excess Cash Flow Offer Amount"), at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest and Additional Interest and Additional PIK Interest (which, for such purpose, shall be payable in cash), if any, to the date of such purchase. The Indenture will provide that each Excess Cash Flow Offer will remain open for a period of 20 business days and no longer, unless a longer period is required by law (the "Excess Cash Flow Offer Period"). Promptly after the termination of the Excess Cash Flow Offer Period, we will purchase and mail or deliver payment (up to the Excess Cash Flow Offer Amount) for the Notes or portions thereof tendered, pro rata (based on amounts tendered) or by such other method as may be required by law, or, if less than the Excess Cash Flow Offer Amount has been tendered, all Notes tendered pursuant to the Excess Cash Flow Offer. Upon receiving notice of the Excess Cash Flow Offer, Holders may elect to tender their Notes, in whole or in part, in integral multiples of $1,000 in exchange for cash. If any Excess Cash Flow remains after consummation of an Excess Cash Flow Offer, the Company may use each remaining Excess Cash Flow for any purpose not otherwise prohibited by the Indenture or the Security Agreement. Upon completion of each Excess Cash Flow Offer, the amount of Excess Cash Flow will be reset at zero.

        Within the time period specified in the immediately preceding paragraph, we must send, by first-class mail, postage prepaid, an offer to each Holder, with a copy to the Trustee, which offer will govern the terms of the Excess Cash Flow Offer. Such offer will state, among other things:

  •
  the purchase price;

  •
  the Excess Cash Flow Offer Period;

  •
  that the Company is making an Excess Cash Flow Offer;

  •
  that any Note not tendered will continue to accrue interest;

  •
  that unless we default on the payment of the purchase price, any Notes accepted for payment pursuant to the Excess Cash Flow Offer will cease to accrue interest after the Excess Cash Flow Offer Period; and

  •
  certain procedures that a Holder of Notes must follow to accept the Excess Cash Flow Offer or to withdraw such acceptance.

        Holders electing to have a Note purchased pursuant to an Excess Cash Flow Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the offer as a condition to receiving payment.

        Promptly after the termination of the Excess Cash Flow Offer Period, we will, to the extent lawful:

  •
  accept for payment all Notes or portions thereof properly tendered pursuant to the Excess Cash Flow Offer;

  •
  deposit with the paying agent an amount equal to the purchase price in respect of all Notes or portions thereof so tendered; and

  •
  deliver or cause to be delivered to the Trustee the Notes so accepted together with an officer's certificate stating the aggregate principal amount at maturity of Notes or portions thereof being purchased by us.

        We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Excess Cash Flow" provisions of the Indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the "Excess Cash Flow" provisions of the Indenture by virtue thereof.

Certain Covenants

        The Indenture contains, among others, the following covenants:

        Limitation on Incurrence of Additional Indebtedness.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (including, without limitation, Acquired Indebtedness) other than Permitted Indebtedness, any PIK Notes required to be issued to the Holders pursuant to the Indenture and Indebtedness permitted by the following paragraph.

        The Company or any of its Restricted Subsidiaries that is (or, upon such incurrence, becomes) a Guarantor may incur Indebtedness if:

          (1)   on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company, after giving effect to the incurrence of such Indebtedness, is greater than:

            (a)   2.25 to 1.0 prior to the first anniversary of the Issue Date,

            (b)   2.5 to 1.0 on and after the first anniversary of the Issue Date and prior to the second anniversary of the Issue Date, and

            (c)   3.0 to 1.0 on and after the second anniversary of the Issue Date; and

          (2)   no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of such Indebtedness.

        Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any distribution (other than (a) dividends or distributions payable in Qualified Capital Stock of the Company, (b) dividends or distributions payable to the Company or another Restricted Subsidiary of the Company, (c) dividends or distributions by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary of the Company to the holders of its Capital Stock on a pro rata basis and (d) dividends or distributions in amounts permitted pursuant to clause (5) below) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock;

          (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or its Restricted Subsidiaries or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

          (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or a Guarantee and any deposit with respect to the foregoing;

          (4)   make any Investment (other than Permitted Investments); or

          (5)   make any payments to any Person in any calendar year in respect of taxes, levies, charges, duties, withholdings or other charges imposed by any governmental authority or any interest, penalties or other liabilities with respect thereto (collectively, "Taxes") in amounts that exceed the aggregate Tax liability of the Company and its Restricted Subsidiaries for such calendar year determined for this purpose as if the Company and its Restricted Subsidiaries were a separate affiliated group (as defined in Section 1504 of the Internal Revenue Code of 1986, as amended) filing a consolidated return, or, to the extent applicable, a separate group filing combined or unitary returns, and then only to the extent that any such payments, to the extent made to Persons other than governmental entities, are actually paid by such Persons to governmental entities (after taking into account the Tax attributes of members of any actual consolidated, combined or unitary returns that include the Company and any Restricted Subsidiaries and the application of refunds or credits of overpayments of Tax made in previous calendar years) (each of the foregoing actions set forth in clauses (1), (2), (3), (4), and (5) being referred to as a "Restricted Payment");

if at the time of such Restricted Payment or immediately after giving effect thereto,

            (i)  a Default or an Event of Default shall have occurred and be continuing; or

           (ii)  the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the Consolidated Fixed Charge Coverage Ratio test in the covenant described under "Limitation on Incurrence of Additional Indebtedness;" or

          (iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property as determined in good faith by the Board of Directors of the Company at the time of the making thereof) shall exceed the sum of:

             (v)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a negative number, 100% of such Consolidated Net Income) of the Company earned from the beginning of the first fiscal quarter commencing after the Issue Date and ending on the last day of the Company's last fiscal quarter ending prior to the date the Restricted Payment occurs for which internal financial statements are available (the "Reference Date") (treating such period as a single accounting period); plus

            (w)  100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or contributions in respect thereof or warrants, options or other rights to acquire Qualified Capital Stock of the Company; plus

             (x)  100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date; plus

             (y)  without duplication of any amounts included in clause (iii)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock subsequent to the Issue Date and on or prior to the Reference Date; plus

             (z)  without duplication, to the extent not included in Consolidated Net Income, the sum of:

               (I)  the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made after the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

              (II)  the net cash proceeds received by us or any Restricted Subsidiary of ours from the disposition of all or any portion of such Investments (other than to a Subsidiary of ours); and

            (III)  upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary (valued in each case as provided in the definition of "Investment");

    provided, however, that the sum of clauses (I), (II) and (III) above will not exceed the aggregate amount of all such Investments made by us or any Restricted Subsidiary in the relevant Person or Unrestricted Subsidiary after the Issue Date;

(excluding, in the case of clauses (iii)(w) and (x), any net cash proceeds from issuances and sales of Qualified Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, until and to the extent such borrowing is repaid).

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

           (1)  the payment of any dividend within 60 days after the date of declaration of such dividend if such dividend would have been permitted on the date of declaration;

           (2)  if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, the acquisition of any shares of Qualified Capital Stock of the Company through one or more of: (i) an exchange solely for other shares of Qualified Capital Stock of the Company or (ii) the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or a substantially concurrent contribution in respect thereof;

           (3)  if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the Notes and Guarantees through one or more of: (i) an exchange for shares of Qualified Capital Stock of the Company, or (ii) the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

           (4)  if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, an Investment in exchange for Qualified Capital Stock of the Company or through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) or other issuance of shares of Qualified Capital Stock of the Company or a substantially concurrent contribution in respect thereof;

           (5)  if no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, Restricted Payments in an aggregate amount not to exceed $2.0 million subsequent to the Issue Date;

           (6)  distributions, loans or advances to AETG in an aggregate amount not to exceed the Permitted Amount during any fiscal year; provided that such amounts are used by AETG to pay ordinary operating expenses;

           (7)  if no Default or Event of Default shall have occurred and be continuing, payments or distributions to, or dividends, distributions or advances to AETG to allow AETG to make payments or distributions to, dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets;

           (8)  repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities, to the extent such Capital Stock represents a portion of the consideration for such exercise;

           (9)  any purchase or redemption of Indebtedness that ranks junior to the Notes utilizing any Net Cash Proceeds remaining after we have complied with the requirements of the covenants described under "Limitation on Asset Sales" and "Change of Control;" and

         (10)  the payment of taxes pursuant to the Plan of Reorganization.

        In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a), and (4) shall be included in such calculation.

        Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

        Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of (as determined in good faith by senior management or, in the case of an Asset Sale in excess of $5.0 million, the Company's Board of Directors);

          (2)   at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; provided further that any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from the transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, shall be deemed to be cash to the extent of the cash received in that conversion; and

          (3)   upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 179 days of receipt thereof either:

            (a)   repay Indebtedness under the Credit Agreement;

            (b)   to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date; or

            (c)   a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Pending the final application of the Net Cash Proceeds, we and our Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Cash Proceeds in any manner not prohibited by the Indenture.

        On the 180th day after an Asset Sale or such earlier date, if any, as the senior management or the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), 3(b) and 3(c) of the immediately preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the immediately preceding paragraph (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest and Additional Interest and Additional PIK Interest (which, for such purpose, shall be payable in cash), if any, thereon, to the date of purchase. If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale on the date of such conversion or disposition, as the case may be, and the Net Cash Proceeds thereof shall be subject to the Asset Sale covenant in accordance with the terms thereof.

        The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to the immediately preceding paragraph).

        In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "Merger, Consolidation and Sale of Assets," which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of clause (3) of the first paragraph of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

        Each notice of a Net Proceeds Offer shall be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). To the extent holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). To the extent that the aggregate amount of the notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, we may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purposes not prohibited by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

        The covenant and other provisions contained in the Indenture relating to the Issuer's obligation to make a Net Proceeds Offer may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries (other than a Restricted Subsidiary that has executed a Guarantee) to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

          (1)   pay dividends or make any other distributions on or in respect of its Capital Stock (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

          (2)   make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

          (3)   transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

            (a)   applicable law, rule, regulation, order, grant or governmental permit;

            (b)   the Indenture, the Original Notes, the Notes, the Guarantees and the Security Agreement;

            (c)   customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company;

            (d)   any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

            (e)   the Credit Agreement and other agreements governing existing Indebtedness as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

            (f)    agreements existing or entered into on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

            (g)   an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d) or (e) above; provided that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d) or (e).

            (h)   purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations that impose customary restrictions on the property so acquired or leased;

            (i)    contracts for the sale of assets of capital stock, including, without limitation, customary restrictions with respect to a Restricted Subsidiary of ours pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary;

            (j)    secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "Limitation on Incurrence of Additional Indebtedness" and "Limitation on Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

            (k)   customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

            (l)    customary net worth and restrictions on transfer, assignment or subletting provisions contained in leases and other agreements entered into by us or any Restricted Subsidiary;

            (m)  any agreement governing Indebtedness permitted to be incurred pursuant to the "Limitation on Incurrence on Additional Indebtedness" covenant; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness, taken as a whole, are no less favorable to us in any material respect as determined by our Board of Directors in its reasonable and good faith judgment than the provisions contained in the Credit Agreement or in the Indenture as in effect on the Issue Date;

            (n)   Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being Refinanced;

            (o)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

            (p)   restrictions with respect to a Subsidiary of the Company that was not a Subsidiary of the Company on the Issue Date in existence at the time such Person becomes a Subsidiary of the Company (but not created as a result of or in anticipation of such Person becoming a Subsidiary of the Company); provided that such restrictions are not applicable to any other Person or the properties or assets of any other Person.

        Limitation on Issuances and Sales of Capital Stock of Subsidiaries.    The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly Owned Subsidiary of the Company and other than directors' qualifying shares) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company and other than directors' qualifying shares) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein; provided that this provision shall not prohibit the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the "Limitations on Asset Sales" covenant.

        Limitation on Liens.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries, other than the Capital Stock of any Subsidiary of the Company to the extent permitted in the next paragraph, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, create, incur, assume or permit or suffer to exist any Liens (other than Liens pursuant to clauses (1), (4), (10), (12), (14) and (17) of the definition of Permitted Liens) of any kind against or upon the Capital Stock of any Subsidiary of the Company, whether owned on the Issue Date or acquired after the Issue Date, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

        Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

          (1)   either:

            (a)   the Company shall be the surviving or continuing corporation; or

            (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity"):

            (x)   shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

            (y)   shall expressly assume, (i) by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, interest and Additional Interest and Additional PIK Interest, if any, on all of the Notes and the performance of every covenant of the Notes, the Indenture, the Security Documents and the Registration Rights Agreement on the part of the Company to be performed or observed thereunder and (ii) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent), executed and delivered to the Trustee, all obligations of the Company under the Security Documents, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Security Documents on the Collateral owned by or transferred to the surviving entity;

          (2)   immediately after giving effect to such transaction on a pro forma basis and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant;

          (3)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

          (4)   the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        Notwithstanding the foregoing, (a) the merger of the Issuer with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another jurisdiction in the United States or any State thereof of the District of Columbia shall be permitted and (b) the merger of any Restricted Subsidiary of the Issuer into the Issuer or the transfer, lease, conveyance or other disposition of all or substantially all of the assets of a Restricted Subsidiary of the Issuer to the Issuer shall be permitted so long as the Issuer delivers to the trustee an officers' certificate stating that the purpose of such merger, transfer, lease, conveyance or other disposition is not to consummate a transaction that would otherwise be prohibited by this covenant.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such. Upon such substitution the Company and any Guarantors that remain Subsidiaries of the Company shall be released from the Indenture and the Notes.

        Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of "Limitation on Asset Sales") will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

          (1)   the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof, the District of Columbia or the jurisdiction in which such Guarantor is organized;

          (2)   such entity assumes (a) by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and, to the extent applicable, the Intercreditor Agreement and (b) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent) executed and delivered to the Trustee and the Collateral Agent, all obligations of the Guarantor under the Security Agreement and, to the extent applicable, the Intercreditor Agreement; and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Security Documents on the Collateral owned by or transferred to the surviving entity;

          (3)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

          (4)   immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

        Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Wholly Owned Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant.

        Limitations on Transactions with Affiliates.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

        All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $1.0 million shall be approved by a majority of the disinterested members of the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $5.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Institution and file the same with the Trustee.

        (b)   The restrictions set forth in the first paragraph of this covenant shall not apply to:

          (1)   reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

          (2)   transactions exclusively between or among the Company and any of its Wholly Owned Subsidiaries or exclusively between or among such Wholly Owned Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

          (3)   any agreement as in effect or entered into as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto and any extension of the maturity thereof) and any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

          (4)   Restricted Payments permitted by the Indenture (including Permitted Investments);

          (5)   the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans or similar employee benefit plans approved by our Board of Directors in good faith and loans to employees of ours and our Subsidiaries which are approved by our Board of Directors in good faith;

          (6)   fees payable pursuant to the Management Agreements as in effect on the Issue Date or pursuant to any amendment, restatement or replacement thereof to the extent that such amendment, restatement or replacement does not provide for any fees or other payments in excess of those set forth in the Management Agreements as in effect on the Issue Date;

          (7)   the payment of all fees and expenses related to the Plan of Reorganization; and

          (8)   common insurance policies obtained for AETG, the Company or any Subsidiary of AETG or the Company in accordance with past practice for which AETG or the Company is reimbursed with premiums and deductible obligations attributable to AETG, the Company or any Subsidiary of AETG or the Company.

        Additional Subsidiary Guarantees.    If the Company or any of its Subsidiaries shall organize, acquire or otherwise invest in another Domestic Restricted Subsidiary that is not a Guarantor, then such transferee or acquired or other Subsidiary shall:

          (1)   execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture;

          (2)   if required under the second paragraph under "Certain Covenants—Limitation on Liens," (a) execute and deliver to the Collateral Agent and the Trustee such amendments to the Security Documents as the Collateral Agent deems necessary or advisable in order to grant to the Collateral Agent, for the benefit of the Holders, a perfected first priority security interest in the Capital Stock of such Subsidiary, subject to the Liens permitted pursuant to the second paragraph under "Certain Covenants—Limitation on Liens," which are owned by the Company or any Subsidiary and required to be pledged pursuant to the Security Agreement, (b) deliver to Collateral Agent the certificates representing such Capital Stock, together with undated stock powers or instruments of transfer, as applicable, endorsed in blank;

          (3)   cause such Subsidiary to take such other actions necessary or advisable to grant to the Collateral Agent for the benefit of the Holders and the Trustee a perfected first priority security interest in the Guarantor First Lien Collateral of such Subsidiary and a perfected second priority security interest in the Guarantor Second Lien Collateral, in each case subject to Permitted Prior Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Security Agreement or by law or as may be reasonably requested by the Collateral Agent;

          (4)   take such further action and execute and deliver such other documents specified in the Indenture or otherwise reasonably requested by the Trustee or the Collateral Agent to effectuate the foregoing; and

          (5)   deliver to the Trustee an opinion of counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Subsidiary and constitute the legal, valid, binding and enforceable obligations of such Subsidiary as provided for in the Indenture.

        Thereafter, such Subsidiary shall be a Guarantor for all purposes of the Indenture.

        Impairment of Security Interest.    Neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action which would materially adversely affect or impair the Liens in favor of the Collateral Agent, on behalf of itself, the Trustee and the Holders, with respect to the Collateral. Neither the Company nor any of its Restricted Subsidiaries shall grant to any Person, or permit any Person to retain (other than the Collateral Agent), any interest whatsoever in the Collateral other than Permitted Liens. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes, the Security Documents and the Intercreditor Agreement. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Security Documents. The Company shall, and shall cause each Restricted Subsidiary of the Company to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be required under applicable law to perfect the Liens created by the Security Documents at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

        Real Estate Mortgages and Filings.    With respect to any fee interest in the real property, except in the case of Jersey Business Land Co., Inc. the real property in Bordentown, New Jersey owned by it as of the Issue Date (individually and collectively, the "Premises"), owned by the Company or a Domestic Restricted Subsidiary on the Issue Date or acquired by the Company or a Domestic Restricted Subsidiary after the Issue Date with (1) a purchase price or (2) as of the date such real property is acquired, a Fair Market Value, of greater than $200,000 ("Pledged Real Estate"):

          (1)   the Company will deliver to the Collateral Agent, as mortgagee, fully-executed counterparts of Mortgages, duly executed by the Company or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary or, in the reasonable opinion of the Collateral Agent desirable, to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

          (2)   the Company will deliver to the Collateral Agent mortgagee's title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the Holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies shall also include, to the extent available, a revolving credit endorsement and such other endorsements as the Collateral Agent shall reasonably request and shall be accompanied by evidence of the payment in full of all premiums thereon; and

          (3)   the Company will deliver to the Collateral Agent, with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Company and the Guarantors state that there has been no change, other than, in each case, changes that do not materially adversely affect the use by the Company or Guarantor, as applicable, of such Premises for the Company or such Guarantor's business as so conducted, or intended to be conducted, at such Premises.

        The Company will use commercially reasonable efforts to deliver all items required to be delivered pursuant to clauses (1), (2) and (3) above, 90 days after the Issue Date (in the case of real property owned by the Company or any Domestic Restricted Subsidiary as of the Issue Date) and 90 days after the date of acquisition (in the case of real property acquired by the Company or any Domestic Restricted Subsidiary after the Issue Date).

        Conduct of Business.    The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, or reasonably related, complementary or ancillary to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

        Reports to Holders.    The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), after the 90th day following the Issue Date and for so long as any Notes are outstanding we will file a copy of the following information and reports with the Commission for public availability (unless the Commission will not accept such a filing):

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any), and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; provided, that certifications required under the Sarbanes-Oxley Act and any corresponding rules of the Commission will be required to be provided only to the extent required of so-called "voluntary filers;" and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

        In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the

Commission's rules and regulations (unless the Commission will not accept such a filing). In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders, upon their written request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

        Payments for Consent.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes, the Registration Rights Agreement, any Security Document or the Intercreditor Agreement unless such consideration is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

        Maintenance of Net Leverage.    For so long as the Notes remain outstanding, as of the last day of each fiscal quarter of the Company (beginning with the fiscal quarter of the Company ending on September 30, 2006) the Net Leverage of the Company and its Restricted Subsidiary shall not exceed 3.0 to 1.0.

        Maintenance of Consolidated EBITDA.    For so long as the Notes remain outstanding, on the last day of each fiscal quarter of the Company (beginning on the last day of the first fiscal quarter of the Company ending after the Issue Date), the Consolidated EBITDA of the Company during the four consecutive full fiscal quarters of the Company ending as of such date shall not be less than $23.0 million.

        Limitation on Capital Expenditures.    From and after July 1, 2004, the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make any Capital Expenditure if at the time of such Capital Expenditure, or immediately after giving effect thereto, the aggregate amount of Capital Expenditures (including the proposed Capital Expenditure) made by the Company and its Restricted Subsidiaries since the first day of the Company's then current fiscal year exceeds the sum of (a) $15.0 million, plus (b) if the aggregate amount of Capital Expenditures made by the Company and its Restricted Subsidiaries during the immediately preceding fiscal year equaled less than $15.0 million, the difference of (i) $15.0 million, minus (ii) the aggregate amount of Capital Expenditures made by the Company and its Restricted Subsidiaries during the Company's immediately preceding fiscal year.

        Key Man Life Insurance.    The Company shall use its commercially reasonable efforts to obtain, on or prior to the 90th day following the Issue Date, a "key man" life insurance policy, payable to the Company or a Wholly Owned Subsidiary of the Company, on the life of Domenic Gatto, the Company's Chief Executive Officer and President, in an amount not less than $3.0 million, and shall thereafter, for so long the Notes remain outstanding, (i) use its commercially reasonable efforts to maintain in effect such policy (provided, that, if, for any reason, such policy shall not remain in effect, the Company shall use its commercially reasonable efforts to promptly obtain a substitute policy in an amount not less than $3.0 million), (ii) not cause or permit any assignment or change in the beneficiary thereunder except to the Company or a Wholly Owned Subsidiary of the Company, and (iii) not borrow against such policy.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

          (1)   the failure to pay premium, if any, interest and Additional Interest and Additional PIK Interest, if any, on any Notes or any other amount (other than principal for the Notes) when the same becomes due and payable and the default continues for a period of 30 days;

          (2)   the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (3)   a default in the observance or performance of any other covenant or agreement contained in the Indenture (other than the payment of the principal of, or premium, if any, or interest or and Additional Interest and Additional PIK Interest, if any, on any Note and other than the covenant described under "—Certain Covenants—Maintenance of Net Leverage") or any Security Document which default continues for a period of 45 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (4)   the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), exceeds $7.5 million or more at any time;

          (5)   one or more judgments in an aggregate amount in excess of $7.5 million (which are not covered by a reputable and solvent third party insurer as to which such insurer has not disclaimed coverage) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

          (6)   certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

          (7)   any Security Document at any time for any reason shall cease to be in full force and effect, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Security Document;

          (8)   the Company or any of the Subsidiaries, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Security Document; or

          (9)   any Guarantee of a Guarantor that is a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Guarantor that is a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Guarantor that is a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of the release of such Guarantor in accordance with the terms of the Indenture).

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and premium, if any, accrued interest and Additional Interest, if any, on all the Notes, including any Additional PIK Interest (which, for this purpose, shall be payable in cash), to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable or if there are any amounts outstanding under the Credit Agreement, it shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five business days after receipt by us and the Administrative Agent under the Credit Agreement of such Acceleration Notice (but only if such Event of Default is then continuing).

        If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all of the outstanding Notes, including any Additional PIK Interest (which, for this purpose, shall be payable in cash), shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the immediately preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

          (1)   if the rescission would not conflict with any judgment or decree;

          (2)   if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest and Additional PIK Interest, if any, that has become due solely because of the acceleration;

          (3)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and Additional Interest and Additional PIK Interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid;

          (4)   if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

          (5)   in the event of the cure or waiver of an Event of Default of the type described in clause (7) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except (other than as provided in the immediately preceding paragraph) a default in the payment of the principal of or premium, if any, interest or Additional Interest and Additional PIK Interest, if any, on any Notes.

        Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture, any Security Document or any Guarantee. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Indenture provides that a Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

          (1)   the Holder gives to the Trustee written notice of a continuing Event of Default;

          (2)   subject to the provisions of the Indenture, Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to institute proceedings in respect of that Event of Default;

          (3)   such Holders offer to the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense to be incurred in compliance with such request, order or direction;

          (4)   the Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

          (5)   during such sixty (60) day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a direction which, in the opinion of the Trustee, is inconsistent with the request.

        The foregoing limitations shall not apply to a suit instituted by a Holder for the enforcement of the payment of principal of, premium, if any, or interest on such Note on or after the respective due dates set forth in such Note (including upon acceleration thereof) or the institution of any proceeding with respect to this Indenture or any remedy hereunder, including without limitation acceleration, by the Holders of a majority in principal amount of outstanding Notes; provided that upon institution of any proceeding or exercise of any remedy, such Holders provide the Trustee with prompt notice thereof. A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

        Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Others

        No Affiliate, past, present or future director, officer, employee, incorporator, or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and Additional Interest and Additional PIK Interest, if any, on the Notes when such payments are due from the trust referred to below;

          (2)   the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

          (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants (including its obligations to make Change Of Control Offers, Excess Cash Flow Offers and Net Proceeds Offers) that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        The Collateral will be released from the Lien securing the Notes upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this section.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the Notes, including any Additional PIK Interest (which, for this purpose, shall be payable in cash), on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the Issue Date, there has been a change in the applicable federal income tax law,

  in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

          (7)   the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable on the maturity date within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

          (1)   either:

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangement satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Additional Interest, if any, on the Notes, including any Additional PIK Interest (which, for this purpose, shall be payable in cash), to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (2)   the Company has paid all other sums payable under the Indenture by the Company; and

          (3)   the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

        The Collateral will be released from the Lien securing the Notes upon a discharge of the Indenture in accordance with the provisions described in this section.

Modification of the Indenture

        From time to time, the Company, the Guarantors, the Trustee and, if such amendment, modification or supplement relates to any Security Document or the Intercreditor Agreement, the Collateral Agent, without the consent of the Holders, may amend, modify or supplement the Indenture, the Notes, the Guarantees, the Registration Rights Agreement, the Intercreditor Agreement and the Security Documents:

          (1)   to cure any ambiguity, defect or inconsistency contained therein;

          (2)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

          (3)   to provide for the assumption of the Company's or a Guarantor's obligations to Holders in the case of a merger or consolidation involving the Company or such Guarantor or sale of all or substantially all of the assets of the Company or such Guarantor;

          (4)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture, the Notes, the Guarantees, the Registration Rights Agreement, the Intercreditor Agreement or the Security Documents;

          (5)   to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA;

          (6)   to allow any Subsidiary or any other Person to guarantee the Notes;

          (7)   if necessary, in connection with any addition or release of Collateral permitted under the terms of the Indenture, the Intercreditor Agreement or Security Documents;

          (8)   to conform the text of the Indenture, the Notes, the Guarantees or the Security Agreement to any provision of this Description of the Exchange Notes to the extent that such provision in this Description of the Exchange Notes was intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Guarantees or the Security Agreement; or

          (9)   to make, complete or confirm any grant of Collateral permitted or required by the Indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the Indenture or any of the Security Documents;

so long as such amendment, modification or supplement does not, in the opinion of the Trustee and, if such amendment, modification or supplement relates to any Security Document or the Intercreditor Agreement, the Collateral Agent, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement or the Intercreditor Agreement, the Security Document, will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel.

        Other amendments of, modifications to and supplements to the Indenture, the Notes, the Guarantees, the Registration Rights Agreement, the Intercreditor Agreement and the Security Documents may be made with the consent of the Company and the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of the Company and each Holder affected thereby, no amendment may:

          (1)   reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes;

          (2)   reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or Additional Interest and Additional PIK Interest, if any, on any Notes;

          (3)   reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor (other than provisions relating to the covenants described above under the captions "Offers to Repurchase the Notes," "Excess Cash Flow Offer" and "Certain Covenants—Limitations on Asset Sales");

          (4)   make any Notes payable in money other than that stated in the Notes;

          (5)   make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and Additional Interest and Additional PIK Interest, if any, on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

          (6)   modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders in a material respect;

          (7)   release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

          (8)   release all or substantially all of the Collateral from the Lien securing the Notes.

Governing Law

        The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

        The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person.

        "Administrative Agent" means, at any time, the Person serving at such time as the "Administrative Agent" under the Credit Agreement or any other representative of the lenders then most recently designated by a majority of the lenders under the Credit Agreement in a written notice delivered to the Collateral Agent and the Trustee.

        "AETG" means Atlantic Express Transportation Group, Inc. a New York corporation and the parent of the Company.

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

        "Asset Acquisition" means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Subsidiary of the Company that is a Guarantor of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that "Asset Sale" shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets;" (c) any Restricted Payment permitted by the "Limitation on Restricted Payments" covenant or that constitutes a Permitted Investment; (d) the sale of Cash Equivalents; (e) the sale or other disposition of used, worn out, obsolete or surplus assets; (f) sales or grants of licenses to use the Company's or any Restricted Subsidiary's patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology or require any payments by the Company or its Restricted Subsidiaries for any such use; (g) the sale of the assets currently owned by Jersey Bus Sales, Inc. as of the Issue Date, (h) the sale of the real property in Bordentown, New Jersey and improvements thereon currently owned by Jersey Business Land Co., Inc. as of the Issue Date and (i) the sale of the assets currently owned by Atlantic North Casualty Company as of the Issue Date.

        "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. 101 et seq.

        "Board of Directors" means, as to any Person, the board of directors of such Person or equivalent governing body, partner or member or any duly authorized committee thereof.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Capital Stock" means:

          (1)   with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

          (2)   with respect to any Person that is not a corporation, any and all partnership, membership, limited liability company interests or other equity interests of such Person.

        "Capital Expenditures" means, without duplication, for any period, with respect to any Person, (a) the additions to property, plant and equipment and other capital expenditures of such Person and its Restricted Subsidiaries that are (or should be) set forth in a consolidated statement of cash flows of such Person and its Restricted Subsidiaries for such period prepared in accordance with GAAP (provided that buses contributed by AETG to the Company as paid-in capital shall not be included in this definition for the Company), and (b) Capital Lease Obligations incurred by such Person and its Restricted Subsidiaries during such period.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Cash Equivalents" means:

          (1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's") or, if Moody's and S&P cease to exist, any other nationally recognized statistical rating organization designated by our Board of Directors;

          (3)   commercial paper maturing no more than one year from the date it is created thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's or, if Moody's and S&P cease to exist, any other nationally recognized statistical rating organization designated by our Board of Directors;

          (4)   time deposits, certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

          (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above;

          (6)   investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and

          (7)   overnight deposits and demand deposit accounts (in the respective local currencies) maintained in the ordinary course of business.

        "Change of Control" means the occurrence of one or more of the following events:

          (1)   prior to the first public offering of common stock of the Company, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company;

          (2)   after the first public offering of common stock of the Company after the Issue Date, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

          (3)   individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;

          (4)   the adoption of a plan relating to the liquidation or dissolution of the Company; and

          (5)   the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by the Permitted Holders), other than a transaction following which each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

        "Collateral" shall mean, collectively, the First Lien Collateral and the Second Lien Collateral.

        "Collateral Agent" means the collateral agent for the Trustee and the Holders under the Security Documents, which shall initially be The Bank of New York.

        "Commodity Agreement" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by us or any of our Restricted Subsidiaries designed to protect us or any of our Restricted Subsidiaries against fluctuations in the price of commodities at the time used in the ordinary course of our business or the business of any of our Restricted Subsidiaries.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of:

          (1)   Consolidated Net Income; and

          (2)   to the extent Consolidated Net Income has been reduced thereby:

            (a)   all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

            (b)   Consolidated Interest Expense, amortization expense and depreciation expense;

            (c)   Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period; and

            (d)   restructuring and reorganization costs, including charges, fees, expenses, exit payments and all other items relating to the Plan of Reorganization;

less (without duplication), to the extent Consolidated Net Income has been increased, forgiveness of indebtedness from continuing operations relating to the Plan of Reorganization; in each case, on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full quarters (the "Four Quarter Period") described under "Limitation on Incurrence of Additional Indebtedness" most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated

Fixed Charges" shall be calculated after giving effect on a pro forma basis (consistent with the provisions below) for the period of such calculation to:

          (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2)   any Asset Sale or other disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period, provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income." If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the immediately preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

          (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the average rate of interest on such Indebtedness during the Four Quarter Period ending on or prior to the Transaction Date; and

          (2)   notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

          (1)   Consolidated Interest Expense; plus

          (2)   the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person or its Restricted Subsidiaries (other than dividends paid solely in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period, times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of the aggregate of the interest expense (including payment-in-kind interest) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees), and excluding amortization or write-off of deferred financing costs and debt issuance costs of such Person and its consolidated Restricted Subsidiaries during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and its consolidated Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

          (1)   after-tax gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

          (2)   after-tax items classified as extraordinary or nonrecurring gains;

          (3)   the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

          (4)   the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Subsidiary of the referent Person by such Person;

          (5)   any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

          (6)   income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

          (7)   all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries; and

          (8)   in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

        "Consolidated Net Worth" of any Person means the consolidated stockholder's equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

        "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

        "Credit Agreement" means the Second Amended and Restated Loan Security, Agreement dated as of the Issue Date, between the Company and the lenders party thereto (together with their successors and assigns, the "Lenders") and Congress Financial Corporation, as Administrative Agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, restated, supplemented, refinanced, replaced, refunded or otherwise modified from time to time (including any agreement increasing the amount of available borrowings thereunder, provided that such increase in borrowings is permitted under the definition of the term "Permitted Indebtedness," or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder), whether by the same or any other agent, lender or group of lenders.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the Notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

        "Domestic Restricted Subsidiary" means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

        "Domestic Subsidiary" means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

        "Equity Offering" means any public offering of Qualified Capital Stock of the Company.

        "Excess Cash Flow" means for any twelve month period, Consolidated EBITDA for the Company for such twelve month period, adjusted (without duplication) as follows: (i) minus the cash portion of Consolidated Interest Expense (net of interest income) for such twelve month period, (ii) minus all federal, state and foreign income taxes, including pre-petition priority taxes, actually paid in cash by the Company and its Restricted Subsidiaries in such twelve month period, (iii) minus all capital expenditures made during such twelve month period by the Company and its Restricted Subsidiaries, (iv) minus any net increase of the difference between (1) current assets, other than cash and Cash Equivalents, and (2) current liabilities, other than federal, state and foreign income tax payables and pre-petition priority tax payables, of the Company and its Restricted Subsidiaries for such twelve month period, (v) minus all amortization payments or other payments or prepayments, otherwise permitted in compliance with the Indenture, made by the Company and its Restricted Subsidiaries for such twelve month period, of principal of Indebtedness (including in respect of Capitalized Lease Obligations) incurred or outstanding in compliance with the Indenture, other than any payment or prepayment of Indebtedness that is revolving Indebtedness except to the extent that there is an equivalent permanent reduction of commitments thereunder, and (vi) minus the aggregate principal amount of any notes purchased, redeemed or otherwise acquired or retired for value directly or indirectly by the Company on or after the Issue Date whether pursuant to open market transactions, negotiated transactions, a Change of Control Offer, a Net Proceeds Offer, any optional redemption in compliance with the Indenture, or otherwise other than pursuant to an Excess Cash Flow Offer and so long as such amount has not been previously used to reduce the calculation of Excess Cash Flow pursuant to this definition.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Exchange Offer" means an exchange offer that may be made by the Company, pursuant to the Registration Rights Agreement, to exchange for any and all the Notes a like aggregate principal amount of notes having substantially identical terms to the Notes registered under the Securities Act.

        "Excluded Assets" means each of the following:

          (1)   any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a security interest under the Security Documents shall constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided that such lease, license, contract, property right or agreement shall be an Excluded Asset only to the extent and for so long as the consequences specified above shall result and shall cease to be an Excluded Asset and shall become subject to the security interest granted under the Security Documents, immediately and automatically, at such time as such consequences shall no longer result;

          (2)   real property owned or leased by the Company or any Guarantor (other than the Pledged Real Estate);

          (3)   the Capital Stock of any Domestic Subsidiary, Foreign Subsidiary or other Affiliate of the Company or any Guarantor, except as required under the second paragraph under "Certain Covenants—Limitation on Liens;" and

          (4)   any other property or assets not described in clauses (1) through (3) above (other than the Motor Vehicles and any deposit account that is not solely used for payroll purposes) in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, so long as the aggregate Fair Market Value of all property excluded under this clause (4) does not at any one time exceed $1.0 million plus, in the case of any such property comprised of deposit accounts that is used solely for payroll purposes, the dollar amount of any payments expected to be disbursed by the Company or the applicable Guarantor from such deposit account for payroll within three business days following deposit therein.

        "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

        "Foreign Subsidiary" means, with respect to any Person, any Subsidiary of such Person (a) which is organized under the laws of any jurisdiction outside of the United States of America, (b) which conducts the major portion of its business outside of the United States of America and (c) all or substantially all of the property and assets of which are located outside of the United States of America.

        "GAAP" means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

        "Guarantor" means (1) all existing Domestic Subsidiaries of the Company and (2) each of the Company's Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor, but excluding Atlantic North Casualty Company, provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means with respect to any Person, without duplication:

          (1)   all Obligations of such Person for borrowed money;

          (2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3)   all Capitalized Lease Obligations of such Person;

          (4)   all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and any deferred purchase price represented by earn outs consistent with the Company's past practice);

          (5)   all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, whether or not then due;

          (6)   guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

          (7)   all Obligations of any other Person of the type referred to in clauses (1) through (6) above which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Obligation so secured;

          (8)   all Interest Swap Obligations and all Obligations under Currency Agreements of such Person; and

          (9)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding the foregoing, insurance financing payable shall not be deemed to be Indebtedness.

        For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

        "Independent Financial Institution" means a nationally-recognized accounting, appraisal or investment banking firm: (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

        "Intercreditor Agreement" means the Intercreditor Agreement between the Administrative Agent and the Collateral Agent, dated as of the Issue Date, as the same may be amended, supplemented, modified or replaced from time to time; provided that any replacement thereof shall be substantially similar to the Intercreditor Agreement so replaced.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude (a) extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company and (b) commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income.

        "Issue Date" means April 22, 2004, the date of issuance of the Original Notes.

        "Lenders" has the meaning set forth in the definition of the term "Credit Agreement."

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Management Agreements" means the Advisory Services Agreement, dated December 24, 2003, by and among AETG, the Company and GSCP, Inc., and the Management Agreement, dated February 10, 2004, by and among the Company, Atlantic Transit II Corp., and Atlantic School Bus Corp.

        "Mortgages" means the mortgages, deeds of trust, deeds to secure debt or other similar documents delivered by the Company or any of its Domestic Restricted Subsidiaries pursuant to the terms of the Indenture which create, in favor of the Collateral Agent, Liens on any fee interest in Pledged Real Property as collateral security for the payment obligations of the Company under the Indenture and Notes or of such Domestic Restricted Subsidiary under its Guarantee, as the case may be.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale, net of:

          (1)   reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

          (2)   all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

          (3)   repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

          (4)   appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

        "Net Debt" means, with respect to any Person, as of any date of determination, the difference of (i) the aggregate amount of Indebtedness covered by, without duplication, clauses (1), (2) and (3) of the definition of Indebtedness of such Person and its Restricted Subsidiaries outstanding as of such date, minus (ii) the aggregate amount of cash and Cash Equivalents on hand of such Person and its Restricted Subsidiaries as of such date.

        "Net Leverage" means, with respect to any Person, as of the last day of the fiscal quarter for which the calculation is being made (the "Determination Date"), the ratio of the Net Debt of such Person and its Restricted Subsidiaries as of such Determination Date to the Consolidated EBITDA of such Person and its Restricted Subsidiaries during the four consecutive full quarters (the "Determination Period") most ending on such Determination Date, with such calculation to be made as promptly as practicable and in any event within 10 days of the date upon which financial statements as of and for such Determination Date and Determination Period are available. In addition to and without limitation of the foregoing, for the purposes of this definition, "Consolidated EBITDA" shall be calculated after giving effect on a pro forma basis (consistent with the provisions below) for the period of such calculation to:

          (1)   any Asset Sale or other disposition or Asset Acquisition or other acquisition (including through mergers or consolidations) occurring during such Determination Period or at any time subsequent to the last day of such Determination Period and on or prior to the Determination Date, as if such Asset Sale or other disposition or Asset Acquisition (including any related incurrence, assumption or liability for any Indebtedness or Acquired Indebtedness in connection therewith) occurred on the first day of the Determination Period; provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income;" and

          (2)   any renegotiation, modification, amendment or supplement to any contract, agreement or instrument to which the Company or any of its Restricted Subsidiaries is a party, or under which the Company or any of it Restricted Subsidiaries is bound, or to any contractual obligations or rights of the Company or any of its Restricted Subsidiaries thereunder, occurring during such Determination Period or at any time, subsequent to the last day of such Determination Period and on or prior to the Determination Date, as if such renegotiation, modification, amendment or supplement had occurred on the first day of the Determination Period; provided, however, that in no event shall the amount of "Consolidated EBITDA" (as such amount is adjusted pursuant to the pro forma adjustments set forth in clause (1) above and this clause (2)) used for the purposes of calculating "Net Leverage" exceed 150% of the amount of "Consolidated EBITDA" as calculated prior to the application of the pro forma adjustments set forth in clause (1) above and this clause (2); provided further, that if such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, this sentence shall give effect to the incurrence of such guaranteed Indebtedness, without duplication, as if such Person or and Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

        "Obligations" means all obligations for principal, premium, interest, Additional Interest, Additional PIK Interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Original Notes" means the $105.0 million aggregate principal amount of 12% Series A Senior Secured Notes of the Company and $10.0 million aggregate principal amount of Series A Senior Secured Floating Rate Notes of the Company.

        "Permitted Amount" means an amount equal to (i) $100,000 for fiscal year 2004, and (ii) for each fiscal year thereafter, 1.05 times the Permitted Amount for the immediately preceding fiscal year.

        "Permitted Holders" means GSCP (NJ), Inc., a Delaware corporation, and its Affiliates.

        "Permitted Indebtedness" means, without duplication, each of the following:

          (1)   Indebtedness under the Notes issued in the Offering or in the Exchange Offer in an aggregate outstanding principal amount not to exceed $115.0 million and the related Guarantees;

          (2)   Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $20.0 million;

          (3)   other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (other than Indebtedness outstanding under the Credit Agreement);

          (4)   Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the Indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed, at the time of the incurrences thereof, the principal amount of Indebtedness to which such Interest Swap Obligation relates;

          (5)   Indebtedness of a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company, in each case subject to no Lien by anyone other than the Company; provided that (a) any such Indebtedness is subordinated, pursuant to a written agreement, to such Subsidiary's Obligations under the Indenture and its Guarantee and (b) if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness (unless such Indebtedness may otherwise be incurred pursuant to the terms of the Indenture);

          (6)   Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company, in each case subject to no Lien; provided that (a) any such Indebtedness is subordinated, pursuant to a written agreement by the holder thereof, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company (unless such Indebtedness may otherwise be incurred pursuant to the terms of the Indenture);

          (7)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

          (8)   Indebtedness of the Company or any of its Restricted Subsidiaries represented by (i) letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for performance bonds, bankers' acceptances, surety or appeal bonds, workers' compensation claims, automobile liability loss fund claims, payment obligations in connection with self-insurance or similar requirements incurred in the ordinary course of business or (ii) performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations incurred in the ordinary course of business;

          (9)   Indebtedness represented by Capitalized Lease Obligations and Purchase Money Obligations of the Company and its Restricted Subsidiaries existing on the Issue Date, and Indebtedness represented by Capitalized Loan Obligations and Purchase Money Obligations of the Company and its Restricted Subsidiaries after the Issue Date up to, but not exceeding, $3.5 million at any time outstanding;

         (10)  Refinancing Indebtedness;

         (11)  Guarantees by the Company or a Restricted Subsidiary of the Company of Indebtedness incurred by the Company or a Restricted Subsidiary of the Company so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the Indenture;

         (12)  Indebtedness arising from agreements of the Company or a Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary of the Company in connection with such disposition;

         (13)  Reimbursement obligations for letters of credit issued under the Credit Agreement in an aggregate principal amount not to exceed $10.0 million at any time outstanding; and

         (14)  additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

        For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant, (ii) the amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the original issue price of such Indebtedness and (iii) Indebtedness incurred in connection with, or in contemplation of, any transaction described in the definition of the term "Acquired Indebtedness" shall be deemed to have been incurred by the Company or one of its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "Limitations on Incurrence of Additional Indebtedness" covenant.

        "Permitted Investments" means:

          (1)   Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Guarantor or Foreign Restricted Subsidiary of ours or that will merge or consolidate into the Company or a Guarantor or Foreign Restricted Subsidiary of ours;

          (2)   Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's Obligations under the Notes and the Indenture;

          (3)   Investments in cash and Cash Equivalents;

          (4)   loans and advances to employees, officers and directors of the Company and its Restricted Subsidiaries not in excess of $100,000 at any one time outstanding;

          (5)   Currency Agreements, Commodity Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture;

          (6)   Investments in the Notes;

          (7)   Investments in securities of trade creditors or customers received (a) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers or (b) in settlement of delinquent obligations of, and other disputes, with customers, suppliers and others in each case arising in the ordinary course of business or otherwise in satisfaction of a judgment;

          (8)   Investments made by the Company or its Restricted Subsidiaries as a result of an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant;

          (9)   Investments made by the Company or its Restricted Subsidiaries:

            (a)   consisting of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant; or

            (b)   consisting of consideration received by us or any of our Restricted Subsidiaries in connection with a transaction that would be an Asset Sale if it consisted of aggregate consideration received by us or any of our Restricted Subsidiaries of $1.0 million or more;

         (10)  Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of ours or at the time such Person merges or consolidates with us or any of our Restricted Subsidiaries, in either case in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of ours or such merger or consolidation;

         (11)  Investments in existence on the Issue Date;

         (12)  guarantees of Indebtedness to the extent permitted pursuant to the "Limitation on Incurrence of Additional Indebtedness" covenant;

         (13)  Investments in Atlantic North Casualty Company but only to the extent necessary under applicable law to pay the insurance deductible obligations of the Company and its Subsidiaries consistent with current practice on the Issue Date; and

         (14)  additional Investments (including Investments in joint ventures and Unrestricted Subsidiaries) not to exceed $1.0 million at any time outstanding.

        "Permitted Liens" means the following types of Liens:

           (1)  Liens for taxes, assessments or governmental charges or claims that are either (a) not delinquent or (b) being contested in good faith by appropriate proceedings and as to which the Company or any of its Restricted Subsidiaries shall have set aside on its books such reserves if any, as shall be required pursuant to GAAP, and Liens for taxes to be paid pursuant to the Plan of Reorganization;

           (2)  statutory and common law Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

           (3)  Liens incurred or deposits made in the ordinary course of business in connection with automobile insurance policies, workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

           (4)  Liens arising by reason of any judgment of any court but not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

           (5)  licenses, sublicenses, leases, subleases, easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company and that of its Restricted Subsidiaries, taken as a whole;

           (6)  any interest or title of a lessor under any Capitalized Lease Obligation or operating lease permitted pursuant to clause (9) of the definition of "Permitted Indebtedness;" provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

           (7)  Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted pursuant to clause (9) of the definition of "Permitted Indebtedness"; provided, however, that in the case of Purchase Money Indebtedness (a) the Indebtedness shall not exceed the cost of the real property acquired, together with the cost of the construction thereof and improvements thereto, and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than such property and improvements thereto so acquired or constructed and improvements thereon and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

           (8)  Liens (a) upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances or similar credit transactions issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods, (b) securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof, or (c) encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

           (9)  Liens (a) securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture, or (b) securing Indebtedness under Currency Agreements and Commodity Agreements that are permitted under the Indenture;

         (10)  Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (including, without limitation clause (9) of the definition of Permitted Indebtedness), provided that:

            (a)   such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

            (b)   such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

         (11)  Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term "Permitted Indebtedness" to the extent and in the manner such Liens are in effect on the Issue Date;

         (12)  Liens securing the Notes, the Additional Notes (if any), PIK Notes (if any), the Indenture and the Guarantees;

         (13)  Liens on property or assets of the Company or any Restricted Subsidiary (and the proceeds thereof), other than the Motor Vehicles, securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clauses (2), (13) and (14) of the definition of the term "Permitted Indebtedness;"

         (14)  Liens of the Company or a Guarantor on stock or assets of any Restricted Subsidiary of the Company;

         (15)  Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being

  Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

         (16)  Liens in the ordinary course of business not exceeding $5.0 million at any one time outstanding that (a) are not incurred in connection with borrowing money and (b) do not materially detract from the value of the property or materially impair its use;

         (17)  Liens by reason of judgment or decree not otherwise resulting in an Event of Default;

         (18)  Liens securing Indebtedness permitted to be incurred pursuant to clause (14) of the definition of "Permitted Indebtedness;"

         (19)  Liens on insurance financing payables; and

         (20)  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Restricted Subsidiaries in the ordinary course of business.

        "Permitted Prior Liens" means (1) Liens described in clauses (1), (6), (7), (10), (11) or (13) (but excluding any Liens on Pledged Real Estate other than the real property and fixtures thereon located in Ridgewood, New York) of the definition of "Permitted Liens" and (2) Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the security interests created by the Security Documents.

        "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Plan of Reorganization" means the First Amended Joint Plan of Reorganization of the Company and its affiliated debtors, as filed with the U.S. Bankruptcy Court in the Southern District of New York on September 4, 2003 and which went effective as of December 24, 2003.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Priority Lien Debt" means the Indebtedness under the Credit Agreement, in an aggregate amount not to exceed that set forth in clauses (2), (13) and, to the extent incurred under the Credit Agreement, (14) of the definition of "Permitted Indebtedness."

        "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment or other related assets and any refinancing thereof.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than Permitted Indebtedness) or pursuant to clause (1) or (3) of the definition of Permitted Indebtedness, in each case that does not:

           (1)  result in an increase in the aggregate principal amount of Indebtedness (or accreted value) of such Person as of the date of such proposed Refinancing (plus accrued interest, if any, the amount of any premium required to be paid under the terms of the instrument governing such

  Indebtedness and plus the amount of reasonable expenses incurred by the Company and its Restricted Subsidiaries in connection with such Refinancing);

           (2)  create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company or a Guarantor and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced;

           (3)  other than as permitted by (2)(b)(x) above, change any of the respective obligors on such Refinancing Indebtedness; or

           (4)  afford the holders of such Refinancing Indebtedness covenants, defaults, rights or remedies taken as a whole that more burdensome to the obligors than those contained in the Indebtedness being refinanced.

        "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Issue Date, between the Company, the Guarantors and the initial purchaser named therein, as the same may be amended or modified from time to time in accordance with the terms thereof.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property other than: (a) arrangements between us and a Wholly Owned Restricted Subsidiary of ours or between Wholly Owned Restricted Subsidiaries of ours or (b) any arrangement whereby the transfer involves fixed or capital assets and is consummated within 120 days after the date we or a Restricted Subsidiary acquire or finish construction of such fixed or capital assets.

        "Sale of Collateral" means any Asset Sale involving a sale or other disposition of Collateral.

        "Secured Debt" means the Notes and Priority Lien Debt.

        "Secured Debt Documents" means the Notes, the Indenture, the Credit Agreement and each agreement binding on the Company or any Guarantor related thereto.

        "Secured Obligations" means the Obligations of the Company and the Guarantors under the Notes, the Indenture, the Guarantees and all Priority Lien Debt.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Security Agreement" means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

        "Security Documents" means the Intercreditor Agreement, and all security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by the Company or any other obligor creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Significant Subsidiary" with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act as such regulation is in effect as of the Issue Date.

        "Subsidiary" with respect to any Person, means:

           (1)  any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or any combination thereof); or

           (2)  any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person or one or more Subsidiaries of such Person (or any combination thereof).

        "Unrestricted Subsidiary" of any Person means:

           (1)  any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

           (2)  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

           (1)  the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant; and

           (2)  each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

           (1)  immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; and

           (2)  immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Registration Covenant; Exchange Offer

        We have filed a registration statement to comply with our obligation under the Registration Rights Agreement to register the issuance of the Notes. See "The Exchange Offer."

BOOK-ENTRY; DELIVERY AND FORM

        The exchange notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC").

        Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as DTC, or its nominee, is the registered owner or holder of any of the exchange notes, DTC or that nominee, as the case may be, will be considered the sole owner or holder of such exchange notes represented by the global note for all purposes under the indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer such interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking.

        Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of we, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and procedures and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for as described below) only at the direction of one or more participants account DTC interests in a global note is and only in respect of such portion of the aggregate principal amount as to which such participant or participants has or have given such to exchange to whose credited of notes direction. However, if there is an event of default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

        We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, whom we refer to as indirect participants.

        Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of we, the Trustee or the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling or unable to continue as a depositary for the global notes or if at any time DTC ceases to be a "clearing agency" registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC's rules and procedures in addition to those provided for under the applicable indenture.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer and the ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, United States Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Code.

        As used herein, "United States Holder" means a beneficial owner of a note who is or is treated for United States federal income tax purposes as:

  •
  an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

  •
  an estate, the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

        No rulings from the IRS have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the outstanding notes for exchange notes or of the ownership or disposition of the notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partnership should advise its partners to consult their tax advisors as to the tax consequences of the partnership's exchange, holding and disposition of the notes.

        PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

Exchange Pursuant to the Exchange Offer

        The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an "exchange" for United States federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for United States federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes exchanged therefor and the same tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

United States Holders

Issue Price of the Notes

        For United States federal income tax purposes, each note was issued as part of an "investment unit" consisting of a note and a warrant. The "issue price" of such investment unit for United States federal income tax purposes was the first price at which a substantial number of units were sold for cash (excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers). The issue price of a unit was allocated between the note and the warrant that comprised the unit based on the relative fair market values of the note and the warrant on the issue date. After allocating to the warrant an amount of the issue price equal to its fair market value, we allocated the remaining portion of the issue price of the unit to the note.

        You may obtain our allocation of the issue price of a unit between its note and warrant by contacting our Chief Financial Officer at the address provided under "Additional Information." A holder is generally bound by our allocation for United States federal income tax purposes unless, in the case of a holder that purchased the note upon its original issuance as part of the investment unit, the holder discloses, on a statement attached to its United States federal income tax return for the taxable year that includes the acquisition date of such unit, that its allocation differs from ours. Our allocation is not, however, binding on the IRS, and if our allocation were successfully challenged by the IRS, the issue price, original issue discount ("OID") accrual on the note and gain or loss on the sale or disposition of a note would be different from that resulting under our allocation, and could possibly result in less favorable United States federal income tax consequences than would have applied if our allocation were respected.

Interest

        Subject to the discussion below under "—Additional Payments" and "—Original Issue Discount," payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder's method of accounting for United States federal income tax purposes.

Additional Payments

        In certain circumstances, described under (i) "Description of the Exchange Notes—Offers to Repurchase the Notes—Repurchase upon Change of Control" and (ii) "Description of the Exchange Notes—PIK Interest," we will be obligated to (a) pay amounts in excess of stated interest and principal on the notes and/or (b) pay Additional PIK Interest on the notes. Although the matter is not free from doubt, we intend to take the position for United States federal income tax purposes that the notes should not be treated as "contingent payment debt instruments" as a result of the possibility that any such payments will have to be made. With respect to the possibility that payments of premium will be made pursuant to the provision referenced in clause (i), this position is based in part on our determination that as of the date of issuance of the notes, the possibility that such payments will be made is a "remote" contingency within the meaning of applicable Treasury Regulations. With respect to the possibility that payments of Additional PIK Interest will be made pursuant to the provision referenced in clause (ii) above, this position is based in part on our determination that as of the date of issuance of the notes, it is significantly more likely than not that such payments will not be made.

        Our determination that the contingency referenced in clause (i) above is remote is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. However, neither our determination that the contingency referenced in clause (i) above is remote nor our determination that the contingency referenced in clause (ii) above is significantly more likely than not to occur is binding on the IRS. If the IRS were to challenge any of these determinations and successfully assert that the notes are contingent payment debt instruments, we would be required by applicable Treasury Regulations to construct a "projected payment schedule" for the notes, which would include all noncontingent payments and the "expected value," as of the issue date, of all "contingent payments" on the notes. United States Holders would be required to recognize interest income with respect to a note on a constant yield basis based on the projected payment schedule, subject to certain adjustments if actual contingent payments differed from those projected. In addition, United States Holders could be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note.

        The following discussion assumes that our treatment of the notes will be respected and that the notes will not be treated as contingent payment debt instruments. Holders should nonetheless consult their own tax advisors as to whether the notes will be treated as contingent payment debt obligations and of the appropriate United States federal income tax treatment of the payment of any such additional amounts.

Original Issue Discount

        The notes were issued with OID equal to the excess of a note's "stated redemption price at maturity" over its "issue price." United States Holders of notes generally must include OID in gross income for United States federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, United States Holders must include OID in income in advance of the receipt of cash attributable to such income.

        The stated redemption price at maturity of a note includes all payments on the note other than payments of "qualified stated interest". In general, under applicable Treasury Regulations, "qualified stated interest" means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate that appropriately takes into account the length of the interval between stated interest payments. Stated interest on the senior secured notes (other than any Additional PIK Interest or stated interest paid on the PIK Notes) will be treated as qualified stated interest under these regulations. Interest on a floating rate note that is unconditionally payable at least annually constitutes "qualified stated interest" if the floating rate note is a "variable rate debt instrument" (a "VRDI") and interest is payable at a single "qualified floating rate" within the meaning of the applicable Treasury Regulations. The senior secured floating rate notes will be treated as VRDIs and the stated interest (other than any Additional PIK Interest or stated interest paid on the PIK Notes) payable on the senior secured floating rate notes will be treated as payable at a single qualified floating rate under these regulations. Thus, payments of stated interest (other than any Additional PIK Interest or stated interest paid on the PIK Notes) on the senior secured notes and the senior secured floating rate notes will be payments of qualified stated interest and will not be taken into account for purposes of determining the stated redemption price at maturity of the senior secured notes or the senior secured floating rate notes. In addition, as described below, payments of Additional PIK Interest and stated interest on PIK Notes would only be included in the stated redemption price at maturity of the senior secured notes or the senior secured floating rate notes in the event that Additional PIK Interest becomes payable on the notes. The issue price of a note is the portion of the issue price of a unit allocated to the note, as described above under "—Issue Price of the Notes".

        The amount of OID includible in income by an initial United States Holder of a note is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion thereof in which such United States Holder holds such note ("accrued OID"). A daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID that accrued in such period. The "accrual period" of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the excess of (i) the product of the note's "adjusted issue price" at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (ii) the amount of qualified stated interest allocable to such accrual period. The adjusted issue price of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any prior payments made on such note (other than payments of qualified stated interest).

        Floating rate notes are subject to special OID rules. In the case of VRDIs that provide for stated interest to be unconditionally payable at a single qualified floating rate at least annually, such as the senior secured floating rate notes, both the "yield to maturity" and the "qualified stated interest" will be determined, solely for purposes of calculating the accrual of OID, as though the senior secured floating rate note will bear interest in all periods at a fixed rate generally equal to the rate for the initial interest period.

        If Additional PIK Interest is paid on the notes, then solely for purposes of accrual of OID on the notes, the notes will be deemed reissued and remaining accruals of OID recalculated on the date on which such Additional PIK Interest becomes payable. Thereafter, for purposes of accrual of OID on the notes, the only payments of interest on a note that will be treated as qualified stated interest will be those payments determined at the rate then applicable for payments of interest in cash on the notes (e.g., 12% for senior secured notes or the then applicable floating rate for senior secured floating rate notes) on the original principal amount of a note on which such Additional PIK Interest is first payable. All other payments on the notes and on any PIK Notes will be aggregated together and, for purposes of accrual of OID on a note, included in the note's stated redemption price at maturity. United States Holders should consult their tax advisors as to the tax consequences to them of the payments to them of Additional PIK Interest.

Market Discount

        If a United States Holder acquires a note at a cost that is less than its revised issue price, the amount of such difference is treated as "market discount" for United States federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition). In general, the "revised issue price" of a note will be such note's adjusted issue price, as defined above under "—Original Issue Discount."

        Under the market discount rules of the Code, a United States Holder is required to treat any partial payment of principal on a note, and any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. If such note is disposed of by the United States Holder in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by the United States Holder as if the holder had sold the note at its then fair market value.

        In general, the amount of market discount that has accrued is determined on a ratable basis. A United States Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

        With respect to notes with market discount, a United States Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A United States Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the United States Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A United States Holder's tax basis in a note will be increased by the amount of market discount included in the holder's income under the election

Acquisition Premium

        If a United States Holder purchases a note issued with OID at an "acquisition premium," the amount of OID that the United States Holder includes in gross income is reduced to reflect the acquisition premium. A note will be treated as purchased at an acquisition premium if its adjusted basis, immediately after its purchase, is:

  •
  less than or equal to the sum of all amounts payable on the note after the purchase date and

  •
  greater than the note's adjusted issue price.

If a note is purchased at an acquisition premium, the United States Holder will reduce the amount of OID that otherwise would be included in income during an accrual period by an amount equal to

  •
  the amount of OID otherwise includible in income, multiplied by

  •
  a fraction, the numerator of which is the excess of the adjusted basis of the note immediately after its acquisition by the United States Holder over the adjusted issue price of the note and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date over the note's adjusted issue price.

        As an alternative to reducing the amount of OID that otherwise would be included in income by this fraction, the United States holder may elect to compute OID accruals by treating the purchase as a purchase of the note at original issuance and applying the constant yield method described above under "—Original Issue Discount."

Amortizable bond premium

        In general, if a United States Holder purchases a note for an amount in excess of the stated principal amount of such note, such excess will constitute bond premium. A United States Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under its regular accounting method. The notes are subject to call provisions at our option at various times, as described under "Description of the Exchange Notes—Redemption—Optional Redemption." A United States Holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If such holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss it would otherwise recognize on disposition of the note. An election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by the United States Holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. United States Holders should consult their tax advisors before making this election.

Election to Treat All Interest as Original Issue Discount

        United States Holders may elect to include in gross income all interest that accrues on a note, including any stated interest, OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, by using the constant yield method described above under the heading "—Original Issue Discount." This election for a note with market discount will result in a deemed election to accrue market discount in income currently for the note and for all other debt instruments acquired by the United States Holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the permission of the IRS. This election for a note with amortizable bond premium will result in a deemed election to amortize premium on a constant yield method for the note and for all other debt instruments held or subsequently acquired by the United States Holder on or after the first day of the first taxable year to which the election applies, and may be revoked only with the permission of the IRS. A United States Holder's tax basis in a note will be increased by each accrual of the amounts treated as OID under the constant yield election described in this paragraph.

Sale or Other Taxable Disposition of the Notes

        A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid stated interest, which will be taxable as interest) and the United States Holder's adjusted tax basis in the note. A United States Holder's adjusted basis in a note generally will equal the portion of the issue price of the related unit that was allocated to the note (as described above under "—Issue Price of the Notes," increased by any OID or market discount previously included in income with respect to the note and decreased by the amount of any amortizable bond premium previously taken into account with respect to the note and any principal payments received with respect to the note. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Backup Withholding

        A United States Holder may be subject to a backup withholding tax (currently at a rate of 28%) when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

  •
  fails to furnish its taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that it has failed to properly report payments of interest or dividends; or

  •
  fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

        United States Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

        A non-United States Holder is a beneficial owner of a note who is not a United States Holder (but excluding a U.S. domestic partnership or an investor that is so treated for United States federal income tax purposes).

Interest

        Interest (including OID) paid to a non-United States Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

  •
  such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of shares;

  •
  such holder is not a controlled foreign corporation that is related to us through share ownership; and

  •
  either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or an intermediary financial institution, has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a "United States person" and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes directly through a "qualified intermediary" and certain conditions are satisfied.

        Even if the above conditions are not met, a non-United States Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-United States Holder's country of residence. To claim such a reduction or exemption, a non-United States Holder must generally complete IRS Form W-8BEN, provide its U.S. taxpayer identification number and claim this exemption on the form. In some cases, a non-United States Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

        The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number.

        The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

  •
  the certification described above be provided by the partners and

  •
  the partnership provide certain information.

        Further, a look-through rule will apply in the case of tiered partnerships. Special rules are applicable to intermediaries. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

Sale or Other Taxable Disposition of the Notes

        A non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

United States Trade or Business

        If interest (including OID) paid on the notes or gain from a taxable disposition of the notes is effectively connected with a non-United States Holder's conduct of a United States trade or business, and, if an income tax treaty applies, the non-United States Holder maintains a United States "permanent establishment" to which the interest or gain is attributable, the non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification (generally on IRS Form W-8ECI) is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest, and gain on a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Backup Withholding and Information Reporting

        Backup withholding will not apply to payments of principal or interest on the notes made by us or our paying agent to a non-United States Holder of a note if the holder meets the identification and certification requirements described above in "—Non-United States Holders—Interest" for exemption from United States federal withholding tax. However, information reporting may still apply with respect to interest payments. Payments of the proceeds from a disposition by a non-United States Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

  •
  a United States person;

  •
  a controlled foreign corporation for United States federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

  •
  a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

        Payment of the proceeds from a disposition by a non-United States Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

        Non-United States Holders should consult their own tax advisors regarding application of withholding, information reporting and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding, information reporting and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if the payor knows or has reasons to know that the certification may be false. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will, for a period of 90 days after the consummation of the exchange offer, make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 90 days after the consummation of the exchange offer, we will promptly send additional copies of the prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such document in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

 VALIDITY OF THE SECURITIES

        The validity of the exchange notes and the guarantees offered hereby will be passed upon for the company by Latham & Watkins LLP, New York, New York.

EXPERTS

        The financial statements of Atlantic Express Transportation Corp. as of June 30, 2003, and for the fiscal years ended June 30, 2003 and 2002, included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Atlantic Express Transportation Corp.'s ability to continue as a going concern) appearing herein and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Atlantic Express Transportation Corp. as of June 30, 2004, and for the fiscal year ended June 30, 2004, included in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

 CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On July 31, 2004, the Board of Directors of our company dismissed Ernst & Young LLP ("E&Y") as our company's independent auditors. On August 4, 2004, our company engaged BDO Seidman, LLP ("BDO") as our new independent auditors and the Board of Directors of our company formally approved the engagement on November 10, 2004.

        The audit reports of E&Y on our company's consolidated financial statements as of June 30, 2003 and for the fiscal years ended June 30, 2002 and 2003 did not contain any adverse opinion or disclaimer opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that the reports for the fiscal years ended June 30, 2002 and 2003 expressed substantial doubt regarding our ability to continue as a going concern as we believe we will require additional funding beyond our current financing, and there is uncertainty related to our ability to obtain adequate financing and to generate sufficient cash flows from operations to meet future obligations.

        During the fiscal years ended June 30, 2002 and 2003, and for the interim period through July 31, 2004, the date the engagement of E&Y by our company ended, there were no disagreements with E&Y on any accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to E&Y's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

        During the fiscal years ended June 30, 2002 and 2003, and for the interim period through July 31, 2004, the date the engagement of E&Y by our company ended, E&Y did not advise us of any reportable events under Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange act of 1934, as amended.

        We have provided E&Y with a copy of the foregoing disclosures. Attached as Exhibit 16.1, hereto is a copy of a letter from E&Y to the SEC, dated November 10, 2004, stating that it agrees with such statements.

        During the fiscal years ended June 30, 2002 and 2003, and for the interim period through July 31, 2004, the date the engagement of E&Y by our company ended, neither we nor anyone acting on our behalf consulted BDO regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our company's financial statements, and neither a written report nor oral advice was provided by BDO to us that BDO concluded was an important factor considered by our company in reaching a decision as to any accounting, auditing, or financial reporting issues; or (ii) any matter that was either the subject of a "disagreement" or "event", as those terms are described in Item 304(a)(1) (v) of Regulation S-K.

        In May 2002, Arthur Andersen LLP, our independent auditors, ceased operations. In November 2002, our board of directors engaged E&Y as our independent auditors. The reports of Arthur Andersen LLP on our fiscal 2000 and fiscal 2001 financial statements (not included herein) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between us and Arthur Andersen LLP during fiscal 2000, fiscal 2001 or the subsequent interim periods preceding Arthur Anderson's cessation of operations on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under item 304(a)(1)(v) of Regulation S-K occurred within our two most recent fiscal years and the subsequent interim periods preceding Arthur Andersen LLP's cessation of operations. During fiscal 2000, fiscal 2001 and the subsequent interim periods preceding Arthur Andersen LLP's cessation of operations, we did not consult with E&Y regarding any financial or accounting reporting matters.

AVAILABLE INFORMATION

        The indenture governing the notes provides that following the 90th day after the issue date of the outstanding notes, we will file with the SEC (unless the SEC will not accept such a filing), and furnish to the trustee and the holders of the notes upon written request, the periodic reports required to be filed by us with the SEC under the Exchange Act, and the rules and regulations thereunder, which we refer to collectively as the Exchange Act.

        We will provide you without charge with a copy of the notes, the indenture governing the notes and the related registration rights agreement. You may request any of these documents or information by writing us at Atlantic Express Transportation Corp., 7 North Street, Staten Island, NY 10302-1205, Attention: Chief Financial Officer.

 Index to Consolidated Financial Statements

Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Financial Statements

Years Ended June 30, 2004, 2003, and 2002

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Atlantic Express Transportation Corp.

        We have audited the accompanying consolidated balance sheet of Atlantic Express Transportation Corp. and Subsidiaries (the "Company") as of June 30, 2003, and the related consolidated statements of operations, shareholder's equity (deficit), and cash flows for the years ended June 30, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantic Express Transportation Corp. and Subsidiaries at June 30, 2003, and the consolidated results of their operations and their cash flows for the years ended June 30, 2002 and 2003, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming Atlantic Express Transportation Corp. and its wholly-owned subsidiaries will continue as a going concern. The Company incurred substantial operating losses in 2001, 2002 and 2003. On August 16, 2002, Atlantic Express Transportation Corp. together with the majority of its wholly owned subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). On December 24, 2003, the Company completed the required exit financing and the plan of reorganization became effective. The Company believes it will require additional funding beyond the current exit financing to fund operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is contingent upon among other things, obtaining adequate financing and the ability to generate sufficient cash flows from operations to meet future obligations. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

        The Company has changed its method of accounting for goodwill and other intangible assets effective July 1, 2002.

                      /s/  ERNST & YOUNG LLP

New York, New York
February 27, 2004

 Report of Independent Public Accounting Firm

Board of Directors
Atlantic Express Transportation Corp.
Staten Island, New York

        We have audited the accompanying consolidated balance sheet of Atlantic Express Transportation Corp. and Subsidiaries as of June 30, 2004 and the related consolidated statement of operations, shareholder's equity (deficit), and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Express Transportation Corp. and Subsidiaries at June 30, 2004 and the results of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                      /s/  BDO SEIDMAN, LLP

New York, New York
October 25, 2004

 Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Balance Sheets

	June 30,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$3,101,088	$3,741,683
Restricted cash and cash equivalents	73,902	1,110,516
Restricted current portion of marketable securities	383,451	—
Accounts receivable, net of allowance for doubtful accounts of $883,000 and $1,335,000, respectively	55,519,080	46,971,018
Inventories	1,457,310	2,799,736
Assets of discontinued operations	10,325,298	1,550,000
Prepaid insurance	18,118,381	19,615,906
Prepaid expenses and other current assets	4,003,214	2,626,106

Total current assets	92,981,724	78,414,965
Property, plant and equipment, at cost, less accumulated depreciation	154,262,709	149,077,523
Other assets:
Restricted cash and cash equivalents	4,388,488	4,910,810
Restricted marketable securities	5,692,626	4,568,224
Transportation contract rights, net	12,885,188	5,611,437
Deferred financing costs, net	3,109,886	8,936,791
Deposits and other noncurrent assets	4,674,739	4,810,689

Total other assets	30,750,927	28,837,951

	$277,995,360	$256,330,439

Liabilities and shareholder's equity (deficit)
Current:
Current portion of long-term debt	$101,674,057	$16,375,354
Current portion of capital lease obligations	—	1,078,776
Insurance financing payable	2,556,427	3,809,504
Controlled disbursements account—checks issued not funded	4,839,472	2,585,159
Accounts payable, accrued expenses and other current liabilities	16,011,995	24,296,645
Accrued compensation	4,342,751	4,895,246
Current portion of insurance reserves	3,130,000	3,460,000
Due to parent	461,688	—
Accrued interest	183,964	3,122,944
Payable to creditors under the plan of reorganization	—	1,513,080

Total current liabilities	133,200,354	61,136,708
Long-term debt, net of current portion	—	116,253,926
Capital lease obligations, net of current portion	—	5,332,901
Insurance reserves, net of current portion and other long-term liabilities	5,347,543	966,076
Deferred state and local income taxes	550,000	922,000
Payable to creditors under the plan of reorganization, net of current portion	—	5,238,336
Liabilities subject to compromise	175,591,726	—
Commitments and contingencies
Shareholder's equity (deficit):
Common stock, par value $.01 per share, authorized shares 1,303,200; issued and outstanding 651,600	6,516	6,516
Additional paid-in capital	62,442,001	109,142,001
Accumulated deficit	(99,447,607)	(42,629,517)
Accumulated other comprehensive income (loss)	304,827	(38,508)

Total shareholder's equity (deficit)	(36,694,263)	66,480,492

	$277,995,360	$256,330,439

See accompanying Notes.

 Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Operations

	Year Ended June 30,
	2002	2003	2004
Revenues:
School bus operations	$288,004,283	$300,433,151	$321,465,664
Paratransit and transit operations	56,952,739	48,602,426	42,055,023

Total revenues	344,957,022	349,035,577	363,520,687
Costs and expenses:
Cost of operations—School bus operations	262,446,364	260,491,514	285,644,957
Cost of operations—Paratransit and transit operations	51,059,851	40,694,010	35,033,632
General and administrative	21,556,902	17,524,058	17,694,969
Depreciation and amortization	25,072,457	25,055,031	26,286,925
Contract rights impairment	2,827,512	—	5,462,825

Total operating costs and expenses	362,963,086	343,764,613	370,123,308

Income (loss) from operations	(18,006,064)	5,270,964	(6,602,621)
Other income (expense):
Interest expense (contractual interest of $26,573,022 and $32,577,365 at June 30, 2003 and 2004, respectively)	(24,302,785)	(12,868,333)	(25,196,194)
Reorganization costs	—	(8,164,150)	(11,176,956)
Forgiveness of indebtedness income	—	—	101,492,510
Other	(1,585,099)	(234,015)	(141,766)

Income (loss) before provision for income taxes and discontinued operations	(43,893,948)	(15,995,534)	58,374,973
Provision for income taxes	(248,170)	(306,791)	(476,800)

Income (loss) before discontinued operations	(44,142,118)	(16,302,325)	57,898,173
(Loss) from discontinued operations	(13,282,623)	(4,201,095)	(1,080,083)

Net income (loss)	$(57,424,741)	$(20,503,420)	$56,818,090

See accompanying Notes.

 Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Shareholder's Equity (Deficit)

	Common shares, par value $0.01	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)		Total
Balance, June 30, 2001	$6,516	$56,942,001	$(21,391,346)	$(1,532,474)	$		$34,024,697
Contribution from parent company	—	5,500,000	—	—		—	5,500,000
Net loss	—	—	(57,424,741)	—		(57,424,741)	(57,424,741)
Distributions to parent company	—	—	(128,100)	—		—	(128,100)
Unrealized gain on marketable securities, net of reclassification adjustment	—	—	—	1,669,079		1,669,079	1,669,079

Comprehensive loss						$(55,755,662)

Balance, June 30, 2002	6,516	62,442,001	(78,944,187)	136,605			(16,359,065)
Net loss	—	—	(20,503,420)	—		(20,503,420)	(20,503,420)
Unrealized gain on marketable securities, net of reclassification adjustment	—	—	—	168,222		168,222	168,222

Comprehensive loss						$(20,335,198)

Balance, June 30, 2003	6,516	62,442,001	(99,447,607)	304,827			(36,694,263)
Net income	—	—	56,818,090	—		56,818,090	56,818,090
Contribution of shares from parent	—	44,000,000	—	—		—	44,000,000
Issuance of warrants	—	2,700,000	—	—		—	2,700,000
Unrealized loss on marketable securities, net of reclassification adjustment	—	—	—	(343,335)		(343,335)	(343,335)

Comprehensive income						$56,474,755

Balance, June 30, 2004	$6,516	$109,142,001	$(42,629,517)	$(38,508)			$66,480,492

See accompanying Notes.

 Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended June 30,
	2002	2003	2004
Cash flows from operating activities
Net income (loss)	$(57,424,741)	$(20,503,420)	$56,818,090
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Forgiveness of indebtedness income	—	—	(102,901,289)
Gain on sales of marketable securities and investments	(523,716)	(116,847)	(167,483)
Loss on sales of marketable securities and investments	3,522,626	231,613	—
Depreciation	22,916,089	23,462,981	23,564,883
Fixed asset impairment	—	1,226,298	931,552
Amortization	6,564,569	6,492,281	11,114,659
Goodwill and contract rights impairment	12,993,302	700,000	5,462,825
Amortization of original issue discount	—	—	126,087
Reserve for doubtful accounts receivable	548,256	215,000	241,194
Write off of accounts receivable	—	—	(89,774)
Gain on sales of fixed assets	—	(82,269)	(51,752)
Loss on sales of fixed assets	300,131	296,864	86,244
Deferred state and local income taxes	—	—	372,000
Decrease (increase) in:
Restricted cash and cash equivalents	(464,165)	2,188,263	(1,036,614)
Accounts receivable	11,477,407	1,939,626	8,096,259
Inventories	3,271,905	3,630,048	4,783,291
Prepaid expenses and other current assets	6,279,721	(14,955,625)	2,271,241
Deposit and other non-current assets	(438,801)	(727,320)	(261,446)
Increase (decrease) in:
Accounts payable, accrued expenses, other current liabilities and accrued compensation	462,517	6,227,045	11,923,498
Controlled disbursement account	—	4,839,472	(2,254,313)
Insurance financing payable	(4,864,471)	(1,237,217)	1,253,077
Payable to creditors under the plan of organization	—	—	(856,250)
Insurance reserve and other long-term liabilities	6,668,685	(1,030,561)	(4,051,467)

Net cash provided by operating activities	11,289,314	12,796,232	15,374,512

Cash flows from investing activities
Additions to property, plant and equipment	(18,341,412)	(8,780,308)	(11,194,364)
Purchase of transportation contract rights	(183,772)	—	(79,154)
Proceeds from sale of contract rights	—	100,000	—
Payment for covenant not to compete	—	(50,000)	—
Collection of notes receivable	—	44,280	—
Due to (from) parent	(3,212)	461,688	(461,688)
Write-off of parent company receivable	808,753	—	—
Proceeds from sales of fixed assets	137,872	591,577	147,358
Decrease in restricted cash and cash equivalents	(3,610,869)	(777,619)	(522,322)
Purchases of marketable securities	(7,007,617)	(3,901,900)	(1,153,898)
Proceeds from sales or redemptions of marketable securities	8,882,500	5,813,815	2,387,766
Distributions to parent company	(128,100)	—	—

Net cash used in investing activities	(19,445,857)	(6,498,467)	(10,876,302)

 Atlantic Express Transportation Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended June 30,
	2002	2003	2004
Cash flows from financing activities
Capital contributed from parent company	$5,500,000	$—	$—
Proceeds from (payment of) GSCP DIP loan	—	10,000,000	(10,000,000)
Proceeds from Senior Secured Notes	—	—	115,000,000
Proceeds from new senior credit facility	—	—	14,269,937
Revolving line of credit	9,035,221	(14,050,790)	(103,466,184)
Proceeds from additional borrowings	—	1,106,400	—
Principal payments on borrowings and capital lease obligations	(1,795,148)	(3,010,903)	(4,727,379)
Deferred financing	(1,841,307)	(845,326)	(14,933,989)

Net cash (used in) provided by financing activities	10,898,766	(6,800,619)	(3,857,615)

Net increase (decrease) in cash and cash equivalents	2,742,223	(502,854)	640,595
Cash and cash equivalents, beginning of year	861,719	3,603,942	3,101,088

Cash and cash equivalents, end of period	$3,603,942	$3,101,088	$3,741,683

Supplemental disclosures on cash flow information
Cash paid during the period for:
Interest	$23,873,189	$8,452,810	$13,188,615

Income taxes	$254,037	$—	$247,287

Supplemental disclosure of noncash financing activities
Contribution of shares from parent	$—	$—	$44,000,000

Original issue discount associated with the issuance of warrants	$—	$—	$2,700,000

Capital lease obligations incurred for purchases of vehicles	$—	$—	$7,529,216

Loans incurred for purchases of vehicles	$—	$2,779,918	$511,596

See accompanying Notes.

 Atlantic Express Transportation Corp. and Subsidiaries

Notes to Consolidated Financial Statements

1.     Business

        Atlantic Express Transportation Corp. ("AETC" or the "Company"), a wholly owned subsidiary of Atlantic Express Transportation Group Inc. ("AETG"), is one of the largest providers of school bus transportation in the United States, providing services to various municipalities in New York, Missouri, Massachusetts, California, Pennsylvania, New Jersey, Illinois and Vermont. In addition to its school bus transportation operations, AETC also provides services to public transit systems for physically or mentally challenged passengers, fixed route transit, express commuter line charter and tour services and sells school buses and commercial vehicles in New Jersey and various counties in New York (Note 2). Since 1998, GSC NJ through its affiliates ("GSC") has been the majority holder of AETG.

2.     Summary of Significant Accounting Policies

Basis of Presentation

        For the years ended June 30, 2002 and 2003, the Company incurred net losses of $57,424,741 and $20,503,420 respectively and for the year ended June 30, 2004 had net income of $56,818,090. The net income for the year ended June 30, 2004, includes forgiveness of indebtedness income of $101,492,510 from continuing operations and $1,408,779 from discontinued operations related to the plan of reorganization (the "POR") becoming effective. On August 16, 2002, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (Note 3). The Company operated under a debtor-in-possession financing facility, for the period from August 16, 2002 until December 24, 2003, when it obtained exit financing as the POR became effective.

        The consolidated financial statements include the accounts of AETC and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Discontinued Operations

        During the fiscal year ended June 30, 2003, the Company decided to sell certain assets of Central New York Coach Sales & Service, Inc. ("CNY") and Jersey Bus Sales, Inc. ("JBS"), the Company's bus sales subsidiaries. The assets of CNY were sold August 18, 2003. The Company sustained a net loss on the sale of assets of approximately $59,000. Following that sale, the Company's bus sales operations were conducted by JBS. The Company ceased the JBS operations in May 2004. These operations have been reported in the Company's bus sales operation segment and have been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144. In fiscal 2002, the Company recorded a $10,165,790 write-down of goodwill and in fiscal 2003 the Company recorded an after-tax charge of $2,708,160, which included the write-down of goodwill of $700,000 and $2,008,160 to adjust the value of assets sold or to be sold to net realizable value. For the year ended June 30, 2004, the Company recorded an additional after tax charge of $1,298,104 to adjust the value of assets to be sold to net realizable value. Interest expense of $2,158,847, $1,892,109 and $912,421 is allocated to discontinued operations for the years ended June 30, 2002, 2003 and 2004, respectively. The Company allocated interest expense and deferred financing costs, attributable to its senior secured debt, revolving line of credit and new senior credit facility (Note 10), on the basis of the monthly net intercompany liability balances, which reflect and represent the debt that would be required by the discontinued operations. These charges are included in the net loss from discontinued operations for the years ended June 30, 2002, 2003 and 2004. Loss from discontinued operations for the year ended June 30, 2004 included $1,408,779 million of forgiveness of indebtedness income.

Summary results of the bus sales operations, which have been classified separately as discontinued operations, were as follows:

	Year ended June 30,
	2002	2003	2004
Revenue—Bus sales operations	$76,786,973	$66,592,158	$29,495,138
Loss before income tax	(13,279,623)	(4,179,815)	(1,074,083)
Provision for income taxes	3,000	21,280	6,000

Loss from discontinued operations	$(13,282,623)	$(4,201,095)	$(1,080,083)

        Assets of discontinued operations were reclassified from the following accounts:

	Year Ended June 30,
	2003	2004
Inventories	$6,125,717	$—
Prepaid expenses and other current assets	1,384,053	—
Goodwill	300,000	—
Property and equipment	2,515,528	1,550,000

Total assets	$10,325,298	$1,550,000

        The remaining balance of assets of discontinued operations at June 30, 2004 was sold in September 2004 for approximate net book value.

        Assets and liabilities of discontinued operations, which were not reclassified, as they will not be sold, consist principally of accounts receivable, liabilities subject to compromise, and certain debt.

Use of Estimates

        The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses and the accompanying notes. Actual results could differ from those estimates.

        The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions, include but are not limited to insurance reserves, allowance for doubtful accounts, income taxes, claims by creditors, forgiveness of indebtedness income, goodwill and other long-lived assets.

Revenue Recognition

        Revenues from school bus and paratransit and transit operations are recognized when services are provided. The Company bills customers on a monthly basis based upon the completion of bus routes to all school bus customers and service hours completed to all paratransit customers, which in most cases are based upon contracts with customers.

Cash Equivalents

        Cash equivalents consist of short-term, highly liquid investments with maturities of 90 days or less when purchased, which are readily convertible into cash.

Marketable Securities

        In accordance with Financial Accounting Standards Board Statement No. 115, AETC determines the classification of securities as held-to-maturity or available-for-sale at the time of purchase, and reevaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when AETC has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of shareholder's equity. The cost of securities sold is based on the specific identification method.

Inventories

        Inventories primarily consist of fuel, parts and supplies, which are valued at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost and depreciated utilizing the straight-line method over the lives of the related assets. The useful lives of property, plant and equipment for purposes of computing depreciation are as follows:

Years
Building and improvements	15 - 31.5
Transportation equipment	5 - 15
Other	3 - 7

Maintenance costs are expensed as incurred and renewals and improvements are capitalized.

Long-Lived Assets

        Long-lived assets, such as intangible assets and property, plant and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value.

Transportation Contract Rights

        Transportation contract rights primarily represent the value the Company assigned to the cost of investments in certain of our school bus subsidiaries in excess of the book value of the companies acquired. In addition, AETC has purchased from unrelated third parties certain transportation contract rights with respect to revenue contracts and travel routes. The Company reviews the value assigned to transportation contract rights annually to determine if they have been impaired in value. The Company has recorded impairment charges of $2,827,512 for the year ended June 30, 2002 and $5,462,825 for the year ended June 30, 2004 that are included in the school bus operations segment, to adjust the transportation contract rights to fair value. The Company did not record any impairment charges for fiscal year ended June 30, 2003.

        The requirement for this impairment charge was determined by management's evaluation that the future undiscounted cash flows attributable to the underlying assets were unlikely to exceed the carrying value of the transportation contract rights assets for certain of our school bus subsidiaries. The impairment charge was the difference between book value of the transportation contract rights and the estimated future cash flows determined to be the estimated fair value.

        Transportation contract rights are amortized on a straight line basis over a twelve-year period, which represents the Company's estimate of the average length of the contracts and expected renewal periods. Amortization expense recorded for the fiscal year ended June 30, 2004 was $2,150,244.

        Transportation contract rights are comprised of the following:

	June 30,
	2003	2004
Gross carrying amount	$26,494,493	$26,573,647
Less accumulated amortization	13,609,305	20,962,210

Transportation contract rights, net	$12,885,188	$5,611,437

Amortization expense recorded	$1,884,581	$1,890,081

Estimated amortization expense for the year ending June 30,
2005	1,041,522
2006	929,023
2007	759,570
2008	759,570
2009	759,570

Deferred Financing Costs

        Deferred financing costs are amortized on a straight line basis, which approximates the effective interest rate method, over the term of the financing to which the costs relate, which range from three to four years because outstanding balances of debt remain substantially unchanged.

Goodwill

        Through June 30, 2002, goodwill was amortized on a straight line basis over 40 years. The Company reviewed the value assigned to goodwill to determine if it had been impaired in value. At June 30, 2002 and 2003, the Company determined that the carrying value of its goodwill for its bus sales operations exceeded the fair value and recognized impairment charges of $10,165,790 and $700,000, respectively. The carrying value of goodwill at June 30, 2003 and 2004 was zero.

Insurance Coverage and Reserves

        The Company self-insures its obligations that may arise under workers compensation and automobile liability claims. Provisions for such obligations are provided for as follows:

          A.    For the calendar years ended December 31, 2001 and 2002, the Company self-insured its workers compensation deductibles with Atlantic North Casualty Company ("Atlantic North"), a wholly owned and consolidated subsidiary, which was not a guarantor of the notes. Reserves for deductibles for fiscal years 2001, 2002 and the first half of fiscal year 2003 were based upon actuarial valuations provided by a third party actuary. Such valuations computed reserve requirements based upon estimated ultimate claim losses, including those incurred but not reported. Charges to operations were adjusted, annually if necessary, to reflect these valuations. Reserve requirements for deductibles for fiscal year 2004 were based upon valuations supplied by an insurance company.

        The following table reflects the activity in this account for the years ended June 30, 2002, 2003 and 2004:

Total Reserve
Balance, June 30, 2002	12,575,351
Expense	4,000,807
Transfer to liabilities subject to compromise	(2,144,248)
Payments against the reserve	(5,954,367)

Balance, June 30, 2003	8,477,543
Expense	(1,042,015)
Payments against the reserve	(3,009,452)

Balance, June 30, 2004	$4,426,076

          B.    Automobile liability commencing July 1, 2001 and workers compensation subsequent to December 31, 2002, were administered through a third party insurance company. Under the terms of such arrangements, the Company funds, through monthly installments, loss funds specified by the insurance company. For the current insurance periods, these loss funds will total $12.7 million and $11.0 million for automobile liability and workers compensation claims, respectively. In addition, the Company pays fronting charges consisting of claims handling, administration, risk transfer charges and taxes. Payments made are charged to a prepaid asset account. Operating costs are charged, and prepaids are reduced, by estimated claim loss costs and amortization of fronting charges. On a quarterly basis, the Company receives from the insurance company a calculation of ultimate claims liability based upon actuarially computed reserves using a development factor taking into consideration claims history to arrive at incurred but not reported amounts. Charges to operations are adjusted to reflect these calculations.

        For automobile liability after June 30, 2001 and workers compensation after December 31, 2002, prepayments of loss funds and fronting charges of $12.4 million, $34.5 million and $33.8 million were made for fiscal years 2002, 2003 and 2004, respectively. Charges based upon estimates of total losses and amortization of fronting charges, were made in such years and applied against the prepaid balance. In addition, based upon statistical information received from the insurance company, adjustments for prior and current years insurance claim expenses were made. Such adjustments resulted in an increase to insurance expense of $3.5 millon in fiscal year 2002 and reductions to insurance expense of $1.2 million and $1.5 million in fiscal years 2003 and 2004, respectively. As of June 30, 2003 and 2004, the balances in the prepaid account were $12.4 million and $14.3 million respectively. For each policy year, an adjustment based upon a calculation of ratable incurred losses valued as of a date 30 or 42 months after the rating period, will be made by the insurance carrier.

        The above charges to operations are based upon estimated ultimate liability related to these claims and could differ from period to period due to claims payment and settlement practices as well as changes in development factors due to assumed future cost increases and discount rates.

        In February 2003, the New York City Department of Education (the "DOE") entered into a Memorandum of Understanding (the "MOU") with the Company and other school bus transportation providers, under which the DOE will assume certain vehicle insurance obligations. In addition, under the MOU, the Company is not responsible for the administration or payment of insurance claims arising after April 1, 2003. The Company is not aware of any factors that might impair the DOE's ability or intent to pay claims under this program. The accompanying financial statements do not reflect reserves for such claims arising after April 1, 2003.

Income Taxes

        AETC follows the liability method under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The primary objectives of accounting for taxes under SFAS No. 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset for the future tax consequences attributable to temporary differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases and of events that have been reflected in AETC's financial statements or tax returns. When the realization of a deferred tax asset is not considered to be more likely than not, a valuation allowance is recorded against that deferred tax asset.

        AETC files consolidated federal, state and local income tax returns with its parent and affiliates. The income tax charge or benefits allocated to AETC is based upon an allocation method determined by the group under a tax sharing agreement. The balance identified as deferred tax assets and liabilities can, in substance, be considered the equivalent to amounts due from and due to this affiliated group based upon the application of this method.

Fair Value of Financial Instruments

        The carrying value of financial instruments including cash and cash equivalents, accounts receivable including retainage, notes receivable, and accounts payable approximated their fair value as of June 30, 2003 and 2004, due to either their short maturity or terms similar to those available to similar companies in the open market. Marketable securities, classified as available-for-sale, are valued at quoted market value. At June 30, 2003 the fair value of the Company's 10 3/4% Senior Secured Notes was approximately $26.4 million as compared to the carrying value of $120 million (Note 3). At June 30, 2004, the fair value of the Company's 12% Senior Secured Notes and Senior Secured Floating Rate Notes was approximately $113.9 million compared to the carrying value of $115.0 million (before original issue discount) (Note 3).

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company adopted SFAS No. 142 on July 1, 2002. The adoption of SFAS No. 142 resulted in the Company's discontinuation of amortization of its goodwill; however, the Company is required to test its goodwill for impairment annually.

        SFAS No. 142 requires disclosure of what net income would have been in all periods presented in the financial statements, exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects), among other items. The adjusted net income (loss) for this disclosure requirement would be as follows:

	Year Ended June 30,
	2002	2003	2004
Reported net income (loss)	$(57,424,741)	$(20,503,420)	$56,818,090
Add back:
Goodwill amortization	325,908	—	—

Adjusted net income (loss)	$(57,098,833)	$(20,503,420)	$56,818,090

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicably on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also elaborates on the disclosures to be made by the guarantor in its interim and annual statements about its obligations under certain guarantees that it has issued. These disclosure requirements are effective for financial statements ending after December 31, 2002. The adoption of this Statement did not have any effect on the Company's financial statements.

        In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs to which an enterprise obtains an interest after that date. In March 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information into its financial statements. The adoption of FIN 46 did not have any impact on the Company's financial statements.

        In May 2003, the FASB issues SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this pronouncement did not have any effect on the Company's financial statements.

Reclassification

        Certain June 30, 2002 and 2003 amounts have also been reclassified to conform to the current period presentation.

3.     Reorganization Under Chapter 11

        On August 16, 2002, AETG, the Company and most of its wholly owned subsidiaries (the "Debtors") filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Code") in the United States Bankruptcy Court (the "Bankruptcy Court").

        Subsequent to the filing, the Company continued to operate its business under the Code as a debtor-in-possession ("DIP").

        The Bankruptcy Court confirmed the Debtor's POR on September 4, 2003. On December 24, 2003 the Debtors POR became effective and the Company emerged from bankruptcy protection. As part of the emergence from Chapter 11, the Company obtained exit financing of approximately $145 million, including a $100 million revolving line of credit and a senior secured note of $45 million.

        Borrowing under the revolving line of credit was based upon a borrowing base calculated as a combination of accounts receivable, vehicle fleet and vehicle acquisition loans as defined and was secured by a first priority lien on substantially all of the assets of the Company except for certain real property, and by a second priority lien on certain real property. The revolving loans bear interest at the prime rate plus 1% per annum or if the Company elects, the Eurodollar rate, plus 3.25% per annum. A monthly fee of 0.5% on any unused portion of this facility will be paid to the lenders.

        The Company issued $45.0 million in senior secured notes due 2006 in a private placement. These notes were collateralized by a first priority lien on substantially all of the Company's real property and a second lien on substantially all of the Company's other assets. The notes bear interest payable monthly at the higher of 11% or LIBOR plus 5% per annum. In additions payment in kind interest of 6% per annum is accrued monthly.

        On April 23, 2004 the exit financing was repaid in full from the net proceeds of $105.0 million 12% Senior Secured Notes and the $10.0 million Senior Secured Floating Rate Notes (collectively the "Notes") and $6.6 million from our new senior credit facility (Note 10).

        The consolidated financial statements have been prepared as of and for the year ended June 30, 2003 in accordance with the AICPA's Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"). SOP 90-7 provides for segregating pre-petition liabilities that are subject to compromise, identifying all transactions and events that are directly associated with the reorganization of the Debtors and discontinuing interest accrual on unsecured and under secured debt. SOP 90-7 requires that pre-petition liabilities, including claims that become known after a petition is filed, be reported on the basis of the expected amount of the claim allowed rather the than amounts for which those claims might be settled.

        Recorded liability amounts represented the Company's best estimate for potential allowed claims. Liabilities subject to compromise at June 30, 2003 were as follows:

Secured and under secured debt	$148,822,771
Accrued interest	7,039,288
Trade and other miscellaneous claims	14,103,665
Priority tax claims	5,626,002

$175,591,726

        As a result of the POR becoming effective, the Bankruptcy Court approved the settlement of liabilities that were subject to compromise based upon the terms of the POR. The settlement resulted in the recognition of forgiveness of indebtedness income, based upon estimated settlement amounts, of approximately $102.9 million (including $1.4 million reflected in loss from discontinued operations) as follows:

	Liabilities subject to compromise at June 30, 2003	Consideration		Forgiveness of indebtedness income
Under secured debt	$128,240,000	$44,500,000	(1)	$83,740,000
Secured debt	20,582,771	20,582,771		—
Accrued interest	7,039,288	—		7,039,288
Trade and other miscellaneous claims	14,103,665	1,981,664	(2)	12,122,001
Priority tax claims	5,626,002	5,626,002	(3)	—

	$175,591,726	$72,690,437		$102,901,289

(1)
As part of the Company's emergence from Chapter 11 and in accordance with the POR, the Company paid $500,000 and issued 100% of the outstanding common shares of AETG to holders of its $120.0 million 10 3/4% Senior Secured Notes and the holder of an $8.2 million supplemental loan (GSC). The distribution of stock was treated as a contribution of capital from AETG to the Company. The valuation of the shares was determined by using the enterprise value of the Company calculated by an independent financial institution in connection with its valuation of warrants issued with the notes. (Note 10) The Company believes that AETG's enterprise value is approximately equal to the Company's enterprise value, as the Company represents substantially all of AETG's operations.

(2)
Includes $1.1 million payable to general unsecured creditors in four equal annual installments commencing on or about the effective date.

(3)
Payable over six years from the date of the assessment of these taxes.

        In addition, certain claims in the Chapter 11 bankruptcy case remain unsettled and are subject to ongoing negotiation and possible litigation. As of June 30, 2004, the Company had recorded approximately $7.0 million for outstanding administrative priority claims that the Company is aware of, as of that date, as accounts payable, accrued expenses and other liabilities. The final amounts of claims asserted and ultimately paid could materially exceed the current estimates.

        Costs resulting from reorganization are reported separately in the statements of operations as reorganization costs. For the year ended June 30, 2003, these costs consisted primarily of fees for both the Company's restructuring advisors, and the Company's creditors' restructuring advisors and legal counsel in the amount of $8,164,150. For the year ended June 30, 2004, these costs were $11,176,956 including approximately $3,000,000 of success fees to professionals and $976,000 of exit bonuses to management and key employees.

        The impact of the accounting for the POR did not result in the holders of existing equity shares receiving less then 50% of the equity shares post bankruptcy in either AETC or AETG, and accordingly, based upon the guidance in SOP 90-7, the Company is not subject to fresh start accounting. Liabilities were reduced and a gain as a result of settlement of liabilities subject to compromise was recognized. The Company's ability to fully utilize its tax operating losses was impacted as a result of the debt cancellation.

Condensed Balance Sheet of Entities in Reorganization

        The following condensed balance sheets presents the entities in reorganization and have been provided pursuant to SOP 90-7. AETC and all of its wholly owned subsidiaries, except for Atlantic North, are included as entities in reorganization.

June 30, 2003
Current assets	$92,423,216
Due from subsidiary	2,144,248
Fixed and noncurrent assets	174,250,263

Total assets	$268,817,727

Current liabilities	$130,034,900
Due to subsidiary	823,003
Noncurrent liabilities	550,000
Liabilities subject to compromise	175,591,726
Shareholder's (deficit)	(38,181,902)

Total liabilities and shareholder's (deficit)	$268,817,727

4.     Receivable Agreement

        In June 2004, the Company entered into an agreement (the "Receivable Agreement") with Congress Financial Corporation ("Congress"), to sell Congress, without recourse, up to a maximum $5.9 million of accounts receivable of the Company. Under the Receivable Agreement, Congress purchases receivables at the gross amount of such accounts (less three and one-quarter percent purchase commission) and immediately credits 85% of this amount against the Company's debt under the new senior credit facility with the balance credited upon Congress receiving cumulative collections on all receivables purchased in excess of the purchase price previously credited. This agreement expires concurrently with the expiration of the new senior credit facility (Note 11). In connection with the Company entering into the Receivable Agreement, the President and Chief Executive Officer of the Company has provided a personal guarantee in full support of the agreement, as required by Congress, for which he received a $125,000 guarantee fee (Note 13). This fee is being amortized over the term of the agreement. As of June 30, 2004 the Company had sold approximately $5.9 million of receivables (net of a commission of approximately $0.2 million) and received cash proceeds of $4.8 million.

5.     Retainage

        Pursuant to certain municipal school bus contracts and paratransit and transit contracts, certain contractual amounts (retainage) are withheld by customers from billings as a guarantee of performance by AETC. At June 30, 2003 and 2004 retainage of $7,388,197, and $8,201,964 respectively, are classified as current accounts receivable, as they are normally paid within one year.

6.     Restricted Cash and Cash Equivalents

        Restricted cash and cash equivalents of $4,462,390 and $6,021,326, at June 30, 2003 and 2004, respectively, represents cash equivalents of a captive insurance company subsidiary, which are only available for use by that subsidiary.

7.     Property, Plant and Equipment

        Property, plant and equipment consists of the following:

	June 30,
	2003	2004
Land	$9,128,258	$9,128,258
Building and improvements	26,556,228	25,551,401
Transportation equipment	241,821,489	246,289,944
Transportation equipment acquired under capital leases	—	9,411,511
Machinery and equipment	38,543,925	38,549,330
Furniture and fixtures	4,348,654	4,616,623
Construction in progress	229,453	—

	320,628,007	333,547,067
Less accumulated depreciation	(166,365,298)	(184,469,544)

	$154,262,709	$149,077,523

        Depreciation of assets acquired under capitalized leases amounted to $355,506 for the year ended June 30, 2004. There were no capital leases in prior years.

8.     Marketable Securities—Restricted

        The amortized cost and estimated fair value of the marketable securities are as follows:

	June 30, 2003
	Cost	Gross Unrealized Gain	Fair value
Available for sale:
Equity securities	$250,000	$133,451	$383,451
US Treasury and other government debt securities	5,521,240	171,376	5,692,626

Total marketable securities	$5,771,240	$304,827	$6,076,077

	June 30, 2004
	Cost	Gross Unrealized Loss	Fair value
Available for sale:
US Treasury and other government debt securities	$4,606,732	$(38,508)	$4,568,224

Total marketable securities	$4,606,732	$(38,508)	$4,568,224

        The above marketable securities are held by a captive insurance subsidiary and are available for use only by that company. At June 30, 2003 and 2004 restricted cash of approximately $4.4 million and $4.9 million respectively, and marketable securities of approximately $5.7 million and $4.6 million, respectively, are pledged as collateral for $9.3 million of letters of credit issued by the captive insurance company. Marketable securities of $383,451 and $0 at June 30 2003 and 2004, respectively, and restricted cash (representing unpledged cash) of $73,902 and $1,110,516 for the same periods, respectively, have been classified as current and are available for payment of claims in the next fiscal year.

        Net realized gains (losses) on marketable securities for the years ended June 30, 2002, 2003, and 2004 of ($2,998,910), ($114,766) and $167,483 respectively, are included in the net revenues of the captive insurance company, which is considered a part of the school bus operations segment

        Contractual maturity dates of the above securities are as follows:

	June 30, 2003		June 30, 2004
	Cost	Fair Value	Cost	Fair Value
2004	$1,161,776	$1,163,679	$—	$—
2005	917,481	934,571	889,829	893,333
2006 - 2010	2,052,601	2,104,701	2,400,498	2,342,864
2011 - 2030	542,417	576,448	703,622	702,385
2031 and thereafter	846,965	913,227	612,783	629,642
No maturity date	250,000	383,451	—	—

Total	$5,771,240	$6,076,077	$4,606,732	$4,568,224

9.     Accounts Payable, Accrued Expenses and Other Liabilities

        Accounts payable, accrued expenses and other liabilities consist of the following:

	June 30,
	2003	2004
Outstanding administrative priority claims (primarily professional fees)	$1,384,090	$6,991,523
Accounts payable	3,770,685	7,605,966
Payroll taxes withheld and accrued	2,134,574	2,310,308
Other accrued expenses and taxes	5,982,257	3,220,219
Accrued employee benefits	2,740,389	4,168,629

Total	$16,011,995	$24,296,645

10.   Debt

        The following represents the debt outstanding at June 30, 2003 and 2004:

	June 30,
	2003	2004
10 3/4% Senior Secured Notes, due February 2004, with interest payable on February 1 and August 1(a)	$120,000,000	$—
12% Senior Secured Notes, due 2008 with cash interest payable October 15th and April 15th(b)	—	105,000,000
Senior Secured Floating Rate Notes, due 2008 with cash interest payable October 15th and April 15th(b)	—	10,000,000
Less: original issue discount associated with the issuance of warrants, net(b)	—	(2,573,913)
New senior credit facility(c)	—	14,269,937
8% mortgage on real estate located in Bordentown, N.J.(d)	855,730	—
Revolving line of credit(e)	111,674,057	—
17% note payable to related party(f)	10,000,000	—
Various notes payable, primarily secured by transportation equipment, with interest rates ranging from 8% - 9.3%	7,967,041	5,933,256

	250,496,828	132,629,280
Less current portion	101,674,057	16,375,354

Long-term debt, net of current portion		$116,253,926

Liabilities subject to compromise	$148,822,771

        A summary of interest expense is as follows:

	June 30,
	2002	2003	2004
Continuing operations:
Interest expense, including pre-payment penalties	$20,699,970	$8,390,309	$16,027,615
Amortization of deferred financing expense	3,602,815	4,478,024	9,044,351
Amortization of original issue discount	—	—	124,228

Subtotal	24,302,785	12,868,333	25,196,194

Discontinued operations:
Interest expense, including pre-payment penalties	2,041,870	1,779,377	804,686
Amortization of deferred financing expense	116,977	112,732	105,876
Amortization of original issue discount	—	—	1,859

Subtotal	2,158,847	1,892,109	912,421

Total	$26,461,632	$14,760,442	$26,108,615

Total Contractual Interest	$—	$26,573,022	$32,577,365

(a)
On February 4, 1997, AETC issued $110,000,000 of 10 3/4% Senior Secured Notes due 2004 (the "Original Notes"). The net proceeds from the sale of the Original Notes were used to repay existing indebtedness, buy-out certain leases and for certain other corporate purposes.

  In August 1997, AETC issued $40,000,000 aggregate principal amount of 10 3/4% Senior Secured Notes due 2004 (the "Additional Notes," and together with the Original Notes, the "Old Notes"). The Additional Notes were issued at a premium of $1,400,000, which is being amortized over the term of the Additional Notes.

  On December 21, 2000, the Company repurchased $30,000,000 aggregate principal amount of the Old Notes.

  As of June 30, 2002, the Company was in default of certain covenants of the Old Notes and therefore classified the balance due as current. In conjunction with its Chapter 11 filing, interest payments had ceased, and the Old Notes balance was reclassified to liabilities subject to compromise.

  On December 24, 2003 in accordance with the POR, the Old Notes were exchanged for equity. (Note 3)

(b)
On April 22, 2004 AETC issued the Notes (Note 3), The net proceeds from the sale of the Notes, along with $6.6 million from our new senior credit facility (see "c" below) were used to repay in full our exit financing facilities. The Notes were issued as part of an investment unit consisting of $1,000 principal amount of the outstanding Notes and one warrant (the "Warrants") to purchase one share of our common stock at an exercise price of $0.01 per share. $2.7 million of the purchase price of the units was allocated to the Warrants based upon a valuation by an independent financial institution. The original issue discount (the "OID") will be amortized over the life of the Notes.

  Annual interest on the Senior Secured Floating Rate Notes is equal to the applicable LIBOR rate plus a margin of 9.2%. The applicable LIBOR rate at June 30, 2004 was 1.604%. Interest payments on the Notes, which are required semi-annually through their maturity date, commenced on October 15, 2004. In addition, from and after September 30, 2006, in the event the Company does not satisfy certain leverage tests it will be required to pay additional payment in kind ("PIK") interest on the Notes of 2% per annum.

  In connection with the issuance of the Notes, the Company incurred $10.3 million of transaction costs, including $3.9 million of prepayment penalties, to repay the exit financing facilities.

  The Notes and Warrants will not be separately transferable until the earliest to occur of 180 days after their issuance, the date on which a registration statement for a registered exchange offer with respect to the Notes is declared effective under the Securities Act, the date on which a shelf registration statement with respect to the Warrants is declared effective under the Securities Act, or on such date as the initial purchaser for such securities in its sole discretion shall determine.

  The Notes were required to be registered with the Securities and Exchange Commission (the "SEC") by October 19, 2004. Since they were not registered by its given deadline, AETC is required to pay liquidated damages of $5,530 per week for 90 days, $11,060 per week for the next 90 days, $16,590 per week for the following 90 days and $22,120 per week thereafter until such registration is effective.

  The Notes and related subsidiary guarantees are senior secured obligations and will rank equal in right of payment to all other existing and future senior indebtedness and senior in right of payment to all of the Company's and its guarantor subsidiaries' existing and future subordinated indebtedness. The Notes are secured by a first priority lien on substantially all of the Company's and its guarantor subsidiaries' unencumbered owned real properties and on substantially all of the Company's and its guarantor subsidiaries' owned motor vehicles, and a second priority lien on the Company's and its guarantor subsidiaries' assets that secure their obligations under the new senior credit facility on a first priority basis.

  The indenture governing the Notes provides for optional redemption, a repurchase provision upon the existence of excess cash flow, as defined therein, and contains covenants typical of such arrangements including restrictions on capital expenditures and acquisitions of indebtedness as well as a covenant on the maintenance of a minimum trailing twelve months EBITDA, as defined therein, of $23 million determined quarterly.

(c)
Concurrently with the issuance of the Notes, the Company entered into a new senior credit facility with Congress with up to $20.0 million of borrowing availability under a revolving credit facility. In addition there is a $10.0 million letters of credit facility, which as of June 30, 2004, was fully utilized. The senior credit facility is secured by a first priority lien on substantially all of the Company's and all of its guarantor subsidiaries' assets, other than the first lien collateral and certain excluded assets, and by a second priority lien on the first lien real property.

  The borrowing capacity under the revolving credit facility is based on 85% of the net amount of our eligible accounts receivable. Loans under the revolving credit facility bear interest at prime rate plus 1% per annum or, if we elect, the LIBOR rate plus 3.25% per annum. Letters of credit are subject to a fee of 2% per annum, payable monthly in arrears, and any amounts paid by lenders for a letter of credit will bear the same rate as loans under our revolving facility. The Company paid a closing fee of $600,000 and is required to pay a servicing fee of $10,000 per month, plus pay Congress a monthly fee of 0.5% on any unused portion of its new senior credit facility. The new senior credit facility contains an EBITDA covenant, determined monthly (substantially similar to the EBITDA convents in relation to the Notes) and limitations on capital expenditures, as well as other events of default.

  The new senior credit facility will terminate on its third anniversary or, at the option of the lenders, on March 1, 2005 if at least 70% of the routes currently serviced by the Company for the DOE are not renewed at terms acceptable to Congress. The borrowings under the new senior credit facility have been classified as current. Early termination by us prior to the first, second and third anniversaries of our new senior credit facility will be subject to early termination fees of 3%, 2% and 1% of the maximum credit under the new senior credit facility, respectively.

(d)
In connection with the acquisition of CNY and JBS and related real property companies (collectively "Central"), AETC purchased from a former stockholder of Central, the real properties of Central. The mortgage note was repaid during the fiscal year ending June 30, 2004.

(e)
On August 16, 2002, the Bankruptcy Court entered an emergency order authorizing the Company to obtain DIP loans from Congress on a super-priority basis, secured by first priority liens on and a security interest in substantially all of the Company's assets and properties. On October 2, 2002, a final order was signed authorizing the Company to enter into a new agreement with Congress. The agreement, which was to expire on September 30, 2003 (and was extended through April 2004) had a $130 million borrowing base, including a $12 million amortizing term loan and was secured and cross collateralized with post petition collateral during the term of the agreement and converted into a post petition secured super-priority administrative debt with the exception of $20 million of its pre-petition debt owing to Congress. Congress rolled up all outstanding amounts under the pre-petition line of credit into this DIP facility. Total borrowings were based on a borrowing base calculated as a combination of accounts receivable, inventory and vehicle fleet, as defined. The terms of the facility also included covenants related to maintaining minimum levels of earnings before income taxes, interest, depreciation and amortization, as defined, plus customary events of default. As required by the indenture, the 10 3/4% Senior Secured Notes were secured by a second priority security interest in the same collateral. The interest rate per annum applicable to the facility was either prime rate, as announced by Wachovia Bank plus 0.75%, or at the Company's option, the adjusted Eurodollar rate (as defined) plus 2.75%. The Company was required to pay certain fees in connection with the facility including, but not limited to, an unused line fee of 0.50% on the undrawn portion of the facility. On December 24, 2003 this loan was repaid in connection with the exit financing under our POR (Note 3).

(f)
This additional DIP financing facility from the major shareholder of AETG (the "Additional DIP Lender") was made on May 1, 2003. On August 6, 2003, an additional $2,500,000 loan was made to reach the maximum amount of this facility ($12,500,000). On December 24, 2003 this loan was repaid in connection with the exit financing under our POR. The loan bears interest at 17% per annum. At June 30, 2004 unpaid interest amounted to $1,127,485, which includes interest on unpaid amounts from December 24, 2003. Interest expense of $283,333 and $1,127,487 was recorded for the years ended June 30, 2003 and 2004, respectively.

        Aggregate yearly maturities of long-term debt based upon payment terms as of June 30, 2004, are as follows:

2005	$16,375,354
2006	1,770,455
2007	786,555
2008	115,419,853
2009	456,536
Thereafter	394,440

Subtotal	135,203,193
Less unamortized original issue discount	(2,573,913)

$132,629,280

11.   Obligations Under Capital Leases

        During the year ended June 30, 2004, AETC entered into a Master Lease Agreement to acquire 161 vehicles for use in its school bus transportation operations. Assets under this lease aggregated $9,411,511. Payment terms range from 60 to 72 months, with skip payments in July, August and September each year.

        Future annual lease payments under capital lease obligations as of June 30, 2004 are as follows:

2005	$1,708,188
2006	1,708,188
2007	1,708,188
2008	1,708,188
2009	1,432,866
Thereafter	12,265

Total	8,277,883
Amount representing interest	1,866,206

Present value of future minimum lease payments	6,411,677
Current portion of capital lease obligations	1,078,776

Capital lease obligations, net of current portion	$5,332,901

        Aggregate yearly maturities of capital lease obligations based upon payment terms as of June 30, 2004 are as follows:

2005	$1,078,776
2006	1,194,694
2007	1,323,066
2008	1,465,234
2009	1,338,050
Thereafter	11,857

Total	$6,411,677

12.   Income Taxes

        The provision for income taxes consists of the following:

	Year Ended June 30,
	2002	2003	2004
Current:
Federal	$—	$—	$—
State and local	248,170	306,791	104,800
Deferred:
State and local	—	—	372,000

	$248,170	$306,791	$476,800

        A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

	Year Ended June 30,
	2002	2003	2004
Federal income tax rate	(34.0)%	(34.0)%	34.0%
State and local income taxes (net of federal benefit)	(10.6)%	(9.7)%	0.2%
Increase (decrease) of valuation allowance	44.6%	21.9%	(30.2)%
Reorganization costs	0.0%	23.0%	6.6%
Discount on related party debt acquisition	—	—	(8.1)%
Other	0.6%	0.7%	(1.7)%

Effective tax rate	0.6%	1.9%	0.8%

        Deferred tax assets (liabilities) are comprised of the following:

	Year Ended June 30,
	2003	2004
Deferred tax assets:
Allowance for doubtful receivables	$473,000	$601,000
Loss and tax credit carry forwards	58,560,000	35,551,000
Accrued expenses and other	4,583,000	4,065,000

	63,616,000	40,217,000

Deferred tax liabilities:
Depreciation	(30,301,000)	(27,979,000)
Intangible assets	(1,042,000)	(1,527,000)
Accrued interest	(3,169,000)	—
Forgiveness of indebtedness income	—	(6,418,000)
Other	(171,000)	—

	(34,683,000)	(35,924,000)

Net deferred tax asset	28,933,000	4,293,000
Valuation allowance	(29,483,000)	(5,215,000)

Deferred tax liabilities (net)	$(550,000)	$(922,000)

        The Company had available, at June 30, 2004, net operating loss ("NOL") carry forwards for regular federal tax purposes of approximately $79 million (after the reduction described below) which expire during the years 2012 through 2024. As described in Note 3, on December 24, 2003, the Company's POR became effective and the Company emerged from bankruptcy protection. As a result of the reorganization, for federal and state income tax purposes, approximately $92.8 million of indebtedness was considered cancelled. The Company believes that this cancellation and related transactions will result in a reduction of its available net operating loss carry forwards of approximately $80.4 million, capital loss carry forwards of approximately $3.1 million and tax basis of its depreciable assets of $9.3 million. Further, should a change in ownership, as defined in Section 382 of the Internal Revenue Code occur, the Company's ability to utilize its remaining NOL in future years could be significantly limited.

13.   Related Party Transactions

        During the years ended June 30, 2002, 2003 and 2004, AETC paid advisory fees of $401,572, $102,293 and $0, respectively to an affiliate of the major shareholder of AETG.

        AETC incurred rent expense of $253,200, $48,000 and $48,000 for the years ended June 30, 2002, 2003, and 2004, respectively, in connection with leases of real property from affiliated companies.

        Upon the effectiveness of the POR on December 24, 2003, AETG and AETC entered into a management services agreement, with GSCP, Inc., an affiliate of GSC, a principal stockholder of the Company. Under the agreement, GSCP, Inc. agrees to advise and consult with our boards of directors and management on certain business, operational and financial matters and provide other advisory services. The agreement provides that the Company will pay to GSCP, Inc. an annual fee of $500,000 for such services. The management services agreement terminates when GSC ceases to own any shares of common stock issued upon the effectiveness of the POR. As of June 30, 2004, $250,000 of the annual fee has been recorded as an expense and remains unpaid.

        On February 10, 2004, the Company entered into a management agreement with Atlantic Transit II Corp. ("ATC") and Atlantic School Bus Corp. ("ASBC"), subsidiaries of AETG. Under the agreement, the Company provides certain administrative services on behalf of ATC and ASBC. The agreement provides that ASBC will pay the Company a monthly fee of $30 per route vehicle. As of June 30, 2004, $21,000 in fees has been earned under this agreement.

        CNY and JBS entered into an agreement with Atlantic Bus Distributors, Inc. ("ABD"), a wholly owned subsidiary of AETG, to order certain buses through ABD. Central is required to deposit 20% of the cost of these vehicles simultaneously with ABD's receipt of these vehicles from the manufacturers and pay the balance to ABD upon Central's delivery of these vehicles to its customers or within 120 days, whichever comes first. The purchase price of each bus equals the price at which ABD purchased such bus together with any costs incurred by ABD in connection with the purchase of any such vehicles. The Company sold the assets of Central New York Coach Sales and Service, Inc. on August 18, 2003 and closed Jersey Bus Sales, Inc. The Company does not anticipate ordering any buses through this agreement in the future.

        During the years ended June 30, 2002, 2003 and 2004, total payments made by Central under this agreement were $50,851,360, $41,649,949 and $19,116,476, respectively. As of June 30, 2003 and 2004, $1,384,053, and $0, respectively, of deposits under the agreement are classified as assets of discontinued operations.

14.   Equity

        As of June 30, 2004, the Company's authorized capital stock consists of 1,303,200 shares, par value $.01 per share, based upon an amendment to its certificate of incorporation, effective April 21, 2004, whereby the Company split its authorized capital stock. AETG owns 100% (651,600 shares) of the Company's outstanding capital stock. All share amounts, except par value, have been restated and adjusted to reflect this share split. There was no net effect on total shareholder's equity as a result of the share split.

15.   Commitments and Contingencies

Leases

        Minimum rental commitments as of June 30, 2004 for noncancellable equipment and real property operating leases are as follows:

	Year Ended June 30, 2004
	Real Property	Transportation and Other Equipment	Total
2005	$4,068,652	$2,364,208	$6,432,860
2006	2,805,993	1,771,118	4,577,111
2007	1,973,948	1,300,307	3,274,255
2008	1,875,021	1,187,763	3,062,784
2009	1,478,632	382,200	1,860,832
Thereafter	6,654,003	140,740	6,794,743

	$18,856,249	$7,146,336	$26,002,585

        Total rental charges amounted to $8,157,560, $7,774,175 and $8,337,968 for the years ended June 30, 2002, 2003 and 2004, respectively.

Litigation

        The Company is a defendant with respect to various claims involving accidents and other issues arising in the normal conduct of its business. Management and counsel believe the ultimate resolution of these matters will not have a material impact on the financial position or results of operations of AETC. There are various claims, which are insured under an automobile insurance policy issued by Reliance National Indemnity Company ("Reliance") for the period February 28, 1997 through December 31, 1998. Reliance is insolvent and as such the New York Public Motor Vehicle Liability Fund is required to provide coverage in lieu of Reliance. In May 2002, the New York State Insurance Department Liquidation Bureau notified the Company that this fund is financially strained and will be unable to provide defense or indemnification for claims, which arose during the Reliance policy period. The Company has commenced an action against the Superintendent of Insurance of New York to compel him to provide coverage, however, any related claims will be settled under the liabilities subject to compromise as a result of the reorganization.

Environmental

        The Company is aware that certain properties and facilities it owns or operates may be subject to environmental remediation in the future due to the potential impact of asbestos contaminating material and offsite issues such as leaking underground storage tanks or previous or current industrial operations. In addition, the Company has recently received notices of violations and potential violations related to certain environmental matters. The Company has not undertaken an environmental assessment of its properties and facilities to determine the potential impact of these matters. However, management and counsel do not believe that the penalties, if any, will be material.

Outstanding Letters of Credit

        Letters of credit totaling approximately $9,309,000 and $18,844,000 related to the collateralization of self insurance deductibles and worker's compensation insurance and automobile liability insurance loss funds, were outstanding as of June 30, 2003 and 2004, respectively.

Performance Security

        AETC's transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit or cash retainages. At June 30, 2004, AETC secured the performance of its DOE contracts through the use of cash retainages of 5% of amounts due to AETC.

        In most instances, AETC has opted to satisfy its security performance requirements by posting performance bonds. At June 30, 2003 and 2004 AETC has provided performance bonds aggregating approximately $59.0 million and $44.0 million respectively.

Employment Agreements

        At June 30, 2004, AETC has employment agreements with certain executives of which require payments of $1,155,000, $1,038,00 and $771,000 in fiscal year 2005, 2006, and 2007 respectively.

        Under an employment agreement dated November 25, 2003 with an executive, that executive receives a cash exit bonus, upon a change in control, equal to the fair market value, as of the date of such change in control, of 1.5% of all issued and outstanding Company common shares immediately following the effective date of the reorganization. The exit bonus is also due and payable on a reduced basis, as defined, in the event the executive leaves the Company. In the event a change in control has not occurred prior to December 31, 2010 the exit bonus is payable January 1, 2011. The amount of estimated expense related to this exit bonus as of June 30, 2004, is minimal.

        The same executive will receive a performance bonus of $250,000, subject to increases based on certain profitability levels to a maximum of $500,000, for 2006, if the Company signs a contract with the DOE for school bus service beginning July 1, 2005.

        An executive of the Company has entered into an agreement with the major shareholder of AETG whereby that executive will receive a bonus that will be paid by that shareholder based upon the value that shareholder receives as a result of the sale of the Company.

16.   Retirement Plans

        AETC sponsors a tax qualified 401(k) plan whereby eligible employees can invest up to 15% of base earnings subject to a specified maximum among several investment alternatives. An employer matching contribution up to a maximum of 2.5% of the employee's compensation is also invested. AETC's contributions were approximately $439,000, $416,000 and $387,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

        AETC has a qualified Profit Sharing Plan for eligible employees (primarily drivers, mechanics and escorts not covered by union deferred compensation plans). AETC's contributions are based upon hours worked. Participants are not allowed to make deferred contributions. AETC's contributions were approximately $43,000, $61,000, and $68,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

        In fiscal 1998, AETC instituted a Deferred Compensation Plan providing deferred compensation to its highly compensated employees. AETC contributed 5% of the participant's compensation to the Deferred Compensation Plan. AETC's contributions were approximately $37,000 for the year ended June 30, 2002. The plan was terminated in April 2002.

        The Company contributed to the pension plans of various unions covering drivers, mechanics and other workers as part of related union agreements. Such contributions amounted to $4,893,000, $4,991,000 and $5,840,000 for the years ended June 30, 2002, 2003 and 2004, respectively.

17.   Major Customer and Concentration of Credit Risk

        For the years ended June 30, 2002, 2003 and 2004, revenues derived from the DOE were the following:

	Year Ended June 30,
	2002	2003	2004
Total revenues from continuing operations	$344,957,022	$349,035,577	$363,520,687
DOE revenues—$	$127,034,976	$131,465,201	$155,217,213
DOE revenues—%	36.82%	37.67%	42.70%

        As of June 30, 2003 and 2004, AETC had accounts receivable including retainage from the DOE of $15,920,076 and $20,509,191, respectively. The contracts with the DOE are subject to renewal after June 30, 2005.

        At June 30, 2003 and 2004, substantially all cash and cash equivalents were on deposit with one major financial institution. Deposits held with banks may exceed the amounts of insurance provided on such deposits.

        Approximately three quarters of the Company's employees are subject to thirty collective bargaining agreements that either will expire over the next three to four years, or in the case of six agreements, have already expired.

18.   Subsequent Events

        On August 5, 2004 the Company received $4,900,000 from GSC and signed a Senior Unsecured Term Note (the "GSC Note"). The GSC Note bears interest at 15% per annum and is payable monthly, in arrears, commencing August 31, 2004 until September 2004 and quarterly, in arrears, thereafter. The GSC note contains identical covenants as the senior credit facility and matures the earlier of April 23, 2007 or such date as excess availability as defined by the new senior credit facility is in excess of $7.0 million after giving effect to the repayment of principal of the GSC Note. In connection with this transaction, GSC, Congress and the Company signed a subordination agreement, whereby the parties agree that the Company may pay interest if excess availability is not less than $1.0 million and pay principal if excess availability is in excess of $7.0 million after giving effect to the respective repayments and no event of default (as defined in the new senior credit facility) shall exist or have occurred and be continuing. The Company employed these funds for working capital purposes.

        On August 18, 2004, the Company entered into a master lease agreement with Merrill Lynch Capital ("Merrill"), which provides the Company with a facility to lease school buses, paratransit buses and vans, with invoice costs up to $10.0 million. The Company paid Merrill a $150,000 commitment fee, which is refundable, less all costs and expenses incurred by Merrill upon completion of funding of the master lease agreement. The lease terms are for four or seven years, depending on the type of vehicle leased, with monthly payments in advance and contain Terminal Rental Adjustment Clauses ("TRAC") which requires the Company to make up any difference between a projected value and the fair market value or net proceeds from the sale of the vehicles at lease expiration. The projected value is 20% of the vehicle cost. The Company was obligated to give Merrill a security deposit or irrevocable letter of credit of approximately $2.2 million, which represents 20% or 25% (depending on the type of vehicle) of the invoice price of the vehicles leased. GSC, Merrill and the Company entered into a security deposit agreement whereby GSC deposited approximately $2.2 million in escrow for the benefit of Merrill to secure the obligations of the Company. Under the terms of a letter agreement between GSC and the Company, the Company has agreed to pay GSC an annual administrative fee, commencing November 30, 2004 of 15% of the escrow deposit payable quarterly in arrears. At September 30, 2004, approximately $4.0 million of the lease line was utilized.

        On October 15, 2004 the Company entered into another master lease agreement with another lessor. This agreement will provide the Company a facility to lease vehicles with invoice costs of approximately $2.1 million. The lease terms are for six years of monthly payments in advance, with skip payments in July, August and September of each year and contain a 20% TRAC. In connection therewith, GSC has issued an irrevocable letter of credit in the amount of approximately $0.4 million to secure the obligation of the Company. The Company has signed a letter agreement with GSC and agreed to pay an annual administrative fee of 15% of the letter of credit amount, payable quarterly in arrears, on the last business day of each quarter, commencing on November 30, 2004.

        The vehicles leased under the above master lease agreements will be accounted for as operating leases.

        On October 14, 2004, Congress amended its new senior credit facility to allow Congress to make non-revolving supplemental loans to the Company up to $3.5 million. These supplemental loans, which are not subjected to borrowing base availability, do not increase the amount of the $20.0 million new senior credit facility. GSC, the junior participant of the supplemental loan, funded the $3.5 million loan, which bears interest at 12% per annum, on October 14, 2004. Under the terms of the definitive documentation of the supplemental loan, GSC may receive payment of the outstanding principal balance of the supplemental loans if the Company's excess availability, as defined in the new senior credit facility, is not less than $5.0 million for the 30 day period immediately prior to the repayment of these loans for each of the three business days immediately prior to the date of repayment of the loans.

19.   Segment Information

        The operating segments reported below are segments of the company for which separate financial information is available and for which operating results as measured by income from operations are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The accounting policies of the business segments are the same as those described in the Summary of Significant Accounting Policies (Note 1).

        The Company operates in two reportable segments: School Bus Operations and Paratransit and Transit Operations, both of which are conducted throughout the U.S.

        School Bus Operations provide services for the transportation of open enrollment students through the use of standard school buses, and the transportation of physically or mentally challenged students through the use of an assortment of vehicles, including standard school buses, passenger vans and lift-gate vehicles, which are capable of accommodating wheelchair-bound students.

        Paratransit and Transit Operations provide paratransit service in New York and Arizona for physically and mentally challenged persons who are unable to use standard public transportation. The Company also reserves and schedules passenger service requests under our contract in Arizona. The remainder of our paratransit and transit operations revenue comes from fixed route transit, express commuter line and charter and tour bus services. Our contract in Arizona, which generated approximately 11.6% of the revenues for our paratransit and transit operations in fiscal 2003, will not be renewed when it expires in December 2004.

        The summarized segment information (excluding discontinued operations), as of and for the years ended June 30, 2002, 2003 and 2004 are as follows:

	Year Ended June 30, 2002
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$288,004,283	$56,952,739	$344,957,022
Cost of operations	262,446,364	51,059,851	313,506,215
Loss from operations	(16,908,375)	(1,097,689)	(18,006,064)
Capital expenditures	16,121,554	2,134,259	18,255,813
Depreciation and amortization	22,535,436	2,537,021	25,072,457
	Year Ended June 30, 2003
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$300,433,151	$48,602,426	$349,035,577
Cost of operations	260,491,514	40,694,010	301,185,524
Income from operations	2,630,169	2,640,795	5,270,964
Total assets	244,608,261	23,061,801	267,670,062
Capital expenditures	10,235,956	1,248,074	11,484,030
Depreciation and amortization	22,588,723	2,466,308	25,055,031

	Year Ended June 30, 2004
	School Bus Operations	Paratransit and Transit Operations	Total
Revenues	$321,465,664	$42,055,023	$363,520,687
Cost of operations	285,644,957	35,033,632	320,678,589
Income (loss) from operations	(8,300,217)	1,697,596	(6,602,621)
Total assets	233,320,706	21,459,733	254,780,439
Capital expenditures	18,566,304	668,872	19,235,176
Depreciation and amortization	23,549,097	2,737,828	26,286,925
	Years Ended June 30
Reconciliation to net income (loss)
	2002	2003	2004
	(In thousands)
Income (loss) from operations	$(18,006)	$5,271	$(6,603)
Forgiveness of indebtedness income	—	—	101,493
Interest expense	(24,303)	(12,868)	(25,196)
Reorganization costs	—	(8,164)	(11,177)
Other income (loss)	(1,585)	(234)	(142)

Income (loss) before provision for income taxes and discontinued operations	$(43,894)	$(15,996)	$58,375

20.   Supplemental Financial Information

        The following are condensed financial statements as of June 30, 2002, 2003,and 2004 regarding AETC (on a stand-alone basis and consolidated basis), Guarantor subsidiaries of the Notes due 2008 and the Non-Guarantor subsidiary.

	Condensed Consolidating Statement of Operations Year Ended June 30, 2002
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net revenues	$—	$347,603,520	$5,970,809	$(8,617,307)	$344,957,022

Cost of operations	—	313,506,215	8,617,307	(8,617,307)	313,506,215
General and administrative	808,753	20,505,929	242,220	—	21,556,902
Depreciation, amortization and impairment	540,630	27,359,339	—	—	27,899,969

Total operating costs and expenses	1,349,383	361,371,483	8,859,527	(8,617,307)	362,963,086

Income (loss) from operations	(1,349,383)	(13,767,963)	(2,888,718)	—	(18,006,064)
Interest expense	—	(24,302,785)	—	—	(24,302,785)
Other	(1,415,648)	(169,451)	—	—	(1,585,099)

Income (loss) before income taxes	(2,765,031)	(38,240,199)	(2,888,718)	—	(43,893,948)
Provision for income taxes	(251,170)	3,000	—	—	(248,170)
Income (loss) from discontinued operations	—	(13,282,623)	—	—	(13,282,623)
Net income (loss) of subsidiaries	(54,408,540)	—	—	54,408,540	—

Net income (loss)	$(57,424,741)	$(51,519,822)	$(2,888,718)	$54,408,540	$(57,424,741)

	Condensed Consolidating Statement of Cash Flows Year Ended June 30, 2002
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$(679,056)	$7,245,770	$4,722,600	$—	$11,289,314

Cash flows from investing activities
Additions to property, plant and equipment	(926,416)	(17,414,996)	—	—	(18,341,412)
Due from affiliates	(8,985,277)	11,968,679	(2,986,614)	—	(3,212)
Write-off parent company receivable	808,753	—	—	—	808,753
Proceeds from sales of fixed assets	—	137,872	—	—	137,872
Increase (decrease) in restricted cash and cash equivalents	—	—	(3,610,869)	—	(3,610,869)
Purchases of marketable securities	—	—	(7,007,617)	—	(7,007,617)
Proceeds from sales or redemptions of marketable securities	—	—	8,882,500	—	8,882,500
All other	(128,100)	(183,772)	—	—	(311,872)

Net cash (used in) investing activities	(9,231,040)	(5,492,217)	(4,722,600)	—	(19.445,857)

Cash flows from financing activities
Capital contributed from parent company	5,500,000	—	—	—	5,500,000
Revolving line of credit	9,035,221	—	—	—	9,035,221
Principal payments on borrowings	—	(1,795,148)	—	—	(1,795,148)
Deferred financing	(1,841,307)	—	—	—	(1,841,307)

Net cash provided by (used in) financing activities	12,693,914	(1,795,148)	—	—	10,898,766

Increase (decrease) in cash and cash equivalents	2,783,818	(41,595)	—	—	2,742,223
Cash and cash equivalents, beginning of period	86,000	775,719	—	—	861,719

Cash and cash equivalents, end of period	$2,869,818	$734,124	$—	$—	$3,603,942

	Condensed Consolidating Balance Sheet June 30, 2003
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Current assets:
Cash and cash equivalents	$1,758,801	$1,342,287	$—	$—	$3,101,088
Restricted cash and marketable securities	—	—	457,353	—	457,353
Accounts receivable, net of allowance for doubtful accounts	1,632	55,465,228	52,220	—	55,519,080
Assets of discontinued operations	—	10,325,298	—	—	10,325,298
Prepaid insurance	6,560,494	11,508,952	48,935	—	18,118,381
Other current assets	1,131,280	4,329,244	—	—	5,460,524

Total current assets	9,452,207	82,971,009	558,508	—	92,981,724
Investment in and advances to subsidiaries	211,079,335	—	823,003	(211,902,338)	—
Property, plant and equipment, less accumulated depreciation	1,252,632	153,010,077	—	—	154,262,709
Other assets:
Restricted cash and marketable securities	—	—	10,081,114	—	10,081,114
Transportation contract rights, net	—	12,885,188	—	—	12,885,188
Deferred financing costs	3,047,154	62,732	—	—	3,109,886
Other assets	674,130	3,318,350	682,259	—	4,674,739

Total other assets	3,721,284	16,266,270	10,763,373	—	30,750,927

Total assets	$225,505,458	$252,247,356	$12,144,884	$(211,902,338)	$277,995,360

Current liabilities:
Current portion of long-term debt	$101,674,057	$—	$—	$—	$101,674,057
Insurance financing payable	70,633	2,485,794	—	—	2,556,427
Current portion of insurance reserve	—	—	3,130,000	—	3,130,000
Accrued interest	141,667	42,297	—	—	183,964
Advances from parent and subsidiaries	—	243,688,560	—	(243,688,560)	—
Other current liabilities	11,104,449	14,516,005	35,452	—	25,655,906

Total current liabilities	112,990,806	260,732,656	3,165,452	(243,688,560)	133,200,354
Other liabilities	550,000	—	5,347,543	—	5,897,543
Liabilities subject to compromise	148,658,915	24,788,561	2,144,250	—	175,591,726

Total liabilities	262,199,721	285,521,217	10,657,245	(243,688,560)	314,689,623
Total shareholder's equity (deficit)	(36,694,263)	(33,273,861)	1,487,639	31,786,222	(36,694,263)

Total liabilities and shareholder's equity (deficit)	$225,505,458	$252,247,356	$12,144,884	$(211,902,338)	$277,995,360

	Condensed Consolidating Statement of Operations Year Ended June 30, 2003
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net revenues	$—	$348,825,910	$4,210,475	$(4,000,808)	$349,035,577

Cost of operations	—	301,185,524	4,000,808	(4,000,808)	301,185,524
General and administrative	—	17,300,443	223,615	—	17,524,058
Depreciation, amortization and impairment	480,824	24,574,207	—	—	25,055,031

Total operating costs and expenses	480,824	343,060,174	4,224,423	(4,000,808)	343,764,613

Income (loss) from operations	(480,824)	5,765,736	(13,948)	—	5,270,964
Interest expense	—	(12,917,151)	48,818	—	(12,868,333)
Reorganization costs	—	(8,164,150)	—	—	(8,164,150)
Other	(65,931)	(168,084)	—	—	(234,015)

Income (loss) before income taxes	(546,755)	(15,483,649)	34,870	—	(15,995,534)
Provision for income taxes	(149,868)	(156,923)	—	—	(306,791)
Income (loss) from discontinued operations	—	(4,201,095)	—	—	(4,201,095)
Net income (loss) of subsidiaries	(19,806,797)	—	—	19,806,797	—

Net income (loss)	$(20,503,420)	$(19,841,667)	$34,870	$19,806,797	$(20,503,420)

	Condensed Consolidating Statement of Cash Flows Year Ended June 30, 2003
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$7,784,599	$8,309,540	$(3,297,907)	$—	$12,796,232

Cash flows from investing activities
Additions to property, plant and equipment	(217,347)	(8,562,961)	—	—	(8,780,308)
Due from affiliates	(3,782,153)	2,080,230	2,163,611	—	461,688
Proceeds from sales of fixed assets	—	591,577	—	—	591,577
Increase (decrease) in restricted cash	—	—	(777,619)	—	(777,619)
Purchases of marketable securities	—	—	(3,901,900)	—	(3,901,900)
Proceeds from sales or redemptions of marketable securities	—	—	5,813,815	—	5,813,815
All other	—	94,280	—	—	94,280

Net cash (used in) investing activities	(3,999,500)	(5,796,874)	3,297,907	—	(6,498,467)

Cash flows from financing activities
Proceeds from GSCP DIP loan	10,000,000	—	—	—	10,000,000
Revolving line of credit	(14,050,790)	—	—	—	(14,050,790)
Proceeds from additional borrowings	—	1,106,400	—	—	1,106,400
Principal payments on borrowings	—	(3,010,903)	—	—	(3,010,903)
Deferred financing	(845,326)	—	—	—	(845,326)

Net cash provided by (used in) financing activities	(4,896,116)	(1,904,503)	—	—	(6,800,619)

Increase (decrease) in cash and cash equivalents	(1,111,017)	608,163	—	—	(502,854)
Cash and cash equivalents, beginning of period	2,869,818	734,124	—	—	3,603,942

Cash and cash equivalents, end of period	$1,758,801	$1,342,287	$—	$—	$3,101,088

	Condensed Consolidating Balance Sheet June 30, 2004
	Atlantic Express Transportation Corp.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Elimination Entries	Consolidated
Current assets:
Cash and cash equivalents	$3,391,466	$350,217	$—	$—	$3,741,683
Restricted cash and marketable securities	—	—	1,110,516	—	1,110,516
Accounts receivable, net of allowance for doubtful accounts	—	46,921,303	49,715	—	46,971,018
Inventories	—	2,799,736	—	—	2,799,736
Assets of discontinued operations	—	1,550,000	—	—	1,550,000
Prepaid insurance	11,679,741	7,893,614	42,551	—	19,615,906
Other current assets	360,115	2,254,985	11,006	—	2,626,106

Total current assets	15,431,322	61,769,855	1,213,788	—	78,414,965
Investment in and advances to subsidiaries	192,999,682	—	—	(192,999,682)	—
Property, plant and equipment, less accumulated depreciation	969,888	148,107,635	—	—	149,077,523
Other assets:
Restricted cash and marketable securities	—	—	9,479,034	—	9,479,034
Transportation contract rights, net	—	5,611,437	—	—	5,611,437
Deferred financing costs	8,936,791	—	—	—	8,936,791
Other assets	700,431	3,427,999	682,259	—	4,810,689

Total other assets	9,637,222	9,039,436	10,161,293	—	28,837,951

Total assets	$219,038,114	$218,916,926	$11,375,081	$(192,999,682)	$256,330,439

Current liabilities:
Current portion of long-term debt	$14,269,937	$2,105,417	$—	$—	$16,375,354
Current portion of capital lease obligations	—	1,078,776	—	—	1,078,776
Insurance financing payable	199,247	3,610,257	—	—	3,809,504
Accounts payable, other accrued expenses and other current liabilities	20,303,812	11,392,789	80,449	—	31,777,050
Current portion of insurance reserve	—	—	3,460,000	—	3,460,000
Accrued interest	3,044,603	78,341	—	—	3,122,944
Advances from parent and subsidiaries	—	253,340,391	5,510,583	(258,850,974)	—
Payable to creditors under the plan of reorganization	323,185	1,189,895	—	—	1,513,080

Total current liabilities	38,140,784	272,795,866	9,051,032	(258,850,974)	61,136,708
Long-term debt, net of current portion	112,426,088	3,827,838	—	—	116,253,926
Capital lease obligations, net of current portion	—	5,332,901	—	—	5,332,901
Other liabilities	922,000	—	966,076	—	1,888,076
Payable to creditors under the plan of reorganization, net of current portion	725,415	4,512,921	—	—	5,238,336

Total liabilities	152,214,287	286,469,526	10,017,108	(258,850,974)	179,983,280
Total shareholder's equity (deficit)	66,823,827	(67,552,600)	1,357,973	65,851,292	66,480,492

Total liabilities and shareholder's equity (deficit)	$219,038,114	$218,916,926	$11,375,081	$(192,999,682)	$256,330,439

	Condensed Consolidating Statement of Operations Year Ended June 30, 2004
	Atlantic Express Transportation Corp.	Guarantors	Non Guarantors	Elimination Entries	Consolidated
Net revenues	$—	$363,151,369	$369,318	$—	$363,520,687

Cost of operations	—	320,610,408	68,181	—	320,678,589
General and administrative	—	17,607,501	87,468	—	17,694,969
Depreciation, amortization and impairment	438,461	31,311,289	—	—	31,749,750

Total operating costs and expenses	438,461	369,529,198	155,649	—	370,123,308

Income (loss) from operations	(438,461)	(6,377,829)	213,669	—	(6,602,621)
Interest expense	(255,750)	(24,940,444)	—	—	(25,196,194)
Reorganization costs	4,339	(11,181,295)	—	—	(11,176,956)
Forgiveness of indebtedness income	91,988,176	9,504,334	—	—	101,492,510
Other	21,056	(162,822)	—	—	(141,766)

Income (loss) before income taxes	91,319,360	(33,158,056)	213,669	—	58,374,973
Provision for income taxes	(436,200)	(40,600)	—	—	(476,800)
Income (loss) from discontinued operations	—	(1,080,083)	—	—	(1,080,083)
Net income of subsidiaries	(34,065,070)	—	—	(34,065,070)	—

Net income	$56,818,090	$34,278,739	$213,669	$(34,065,070)	$56,818,090

	Condensed Consolidating Statement of Cash Flows Year Ended June 30, 2004
	Atlantic Transportation Corp.	Guarantors Subsidiaries	Non Guarantor Subsidiary	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$(1,318,033)	$23,737,677	$(7,045,132)	$—	$15,374,512

Cash flows from investing activities
Additions to property, plant and equipment	(155,718)	(11,038,646)	—	—	(11,194,364)
Due from affiliates	2,236,652	(9,031,926)	6,333,586	—	(461,688)
Proceeds from sale of fixed assets	—	147,358	—	—	147,358
Increase (decrease) in restricted cash	—	—	(522,322)	—	(522,322)
Purchase of marketable securities	—	—	(1,153,898)	—	(1,153,898)
Proceeds from sales or redemptions of marketable securities	—	—	2,387,766	—	2,387,766
All other	—	(79,154)	—	—	(79,154)

Net cash provided by (used in) investing activities	2,080,934	(20,002,368)	7,045,132	—	(10,876,302)

Cash flows from financing activities
Proceeds from (payment of) GSCP DIP loan	(10,000,000)	—	—	—	(10,000,000)
Proceeds from new senior secure notes	115,000,000	—	—	—	115,000,000
Proceeds from new senior credit facility	14,269,937	—	—	—	14,269,937
Revolving line of credit	(103,466,184)	—	—	—	(103,466,184)
Principal payments on borrowings and capital lease obligations	—	(4,727,379)	—	—	(4,727,379)
Deferred financing	(14,933,989)	—	—	—	(14,933,989)

Net cash provided by (used in) financing activities	(869,764)	(4,727,379)	—	—	(3,857,615)

Increase (decrease) in cash and cash equivalents	1,632,665)	(992,070)	—	—	640,595
Cash and cash equivalents, beginning of period	1,758,801	1,342,287	—	—	3,101,088

Cash and cash equivalents, end of period	$3,391,466	$350,217	$—	$—	$3,741,683

21.   Valuation Allowance

	Balance at Beginning of Period	Additions- Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended June 30, 2002:
Allowance for doubtful accounts(1)	$1,175,000	$270,000	$676,000	$769,000
Valuation allowance for deferred taxes(2)	20,323,000	4,894,000	—	25,217,000
Year Ended June 30, 2003:
Allowance for doubtful accounts(1)	769,000	120,000	6,000	883,000
Valuation allowance for deferred taxes(2)	25,217,000	4,266,000	—	29,483,000
Year Ended June 30, 2004
Allowance for doubtful accounts(1)	883,000	241,000	(211,000)	1,335,000
Valuation allowance for deferred taxes(2)	$29,483,000	$—	$24,268,000	$5,215,000

(1)
Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for doubtful accounts, such deductions are reduced by recoveries of amounts previously written off.

(2)
Adjustments associated with the Company's assessment of the deferred tax assets. The valuation allowance was reduced by approximately $20.5 million due to primarily the pre-tax income effect of the forgiveness of indebtedness income impacting the related federal and state net operating loss carry forwards.

ATLANTIC EXPRESS TRANSPORTATION CORP.

OFFER TO EXCHANGE

$105,000,000 principal amount of its 12% Series B Senior Secured Notes due 2008, which have been registered under the Securities Act,
for any and all of its outstanding 12% Series A Senior Secured Notes due 2008

$10,000,000 principal amount of its Series B Senior Secured Floating Rate Notes due 2008,
which have been registered under the Securities Act,
for any and all outstanding Series A Senior Secured Floating Rate Notes due 2008

PROSPECTUS

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of New York. Under the New York Business Corporation Law ("NYBCL"), a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of; or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for that portion of the settlement amount and expenses as the court deems proper.

        The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation of by-laws, or when authorized by (i) such certificate of incorporation or by-laws; (ii) a resolution of shareholders; (iii) a resolution of directors; or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

        The Restated Certificate of Incorporation of the Company eliminates the personal liability of all of the Company's directors to the fullest extent allowed as provided by the NYBCL. The Restated Certificate of Incorporation of the Company provides that the Company shall indemnify any director or officer of the Company made, or threatened to be made, a party to an action or proceeding if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other enterprise, not opposed to, the best interests of the Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. No indemnification shall be made for an action or proceeding by or in the right of the Company to procure a judgment in its favor in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such director or officer shall have been adjudged to be liable to the Company, unless and only to the extent a court determines the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper. In addition, the Restated Certificate of Incorporation of the Company provides that a director's liability to the Company for breach of duty to the Company or its stockholders shall be limited to the fullest extent permitted by New York law.

        We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrants, or that may arise out of their status as directors or officers of the registrants, including liabilities under the federal and state securities laws. We have entered into indemnification agreements to indemnify our respective directors to the extent permitted under New York law.

Item 21. Exhibits and Financial Data Schedules.

  (A)
  Exhibits

        The following is a list of all the exhibits filed as part of the Registration Statement.

3.1	Restated Certificate of Incorporation of the Company is incorporated herein by reference.
3.2	Certificate of Amendment, dated November 19, 2003, to the Certificate of Incorporation of the Company.
3.3	Certificate of Amendment, dated April 20, 2004, to the Certificate of Incorporation of the Company.
3.4	Amended and Restated By-Laws of the Company.
4.1	Indenture, dated April 22, 2004, relating to the 12% Senior Secured Notes due 2008 and the Senior Secured Floating Rate Notes due 2008, among the Company, the guarantors party thereto and The Bank of New York, as trustee and collateral agent.
4.2	Registration Rights Agreement, dated April 22, 2004, between the Company and Jefferies & Company, Inc., as initial purchaser.
4.3	Warrant Agreement, dated April 22, 2004, between the Company and The Bank of New York, as warrant agent.
4.4	Equity Registration Rights Agreement, dated April 22, 2004, among the Company, Atlantic Express Transportation Group, Inc., and Jefferies & Company, Inc., as initial purchaser.
5.1*	Opinion of Latham & Watkins LLP, special counsel to the Company.
10.1	Second Amended and Restated Loan and Security Agreement, dated April 22, 2004.
10.2	Fourth Amended and Restated Employment Agreement, dated November 25, 2003, among, Atlantic Express Transportation Group Inc., the Company and Domenic Gatto.
10.3	Amendment, dated April 20, 2004, to Employment Agreement of Domenic Gatto.
10.4	Retention Agreement, dated December 24, 2003, between Atlantic Express Transportation Group Inc. and Peter Frank.
10.5	Employment Agreement, dated September 2, 2003, between Atlantic Express Transportation Group Inc., the Company and Neil Abitabilo.
10.6	Advisory Services Agreement, dated December 24, 2003, among Atlantic Express Transportation Group Inc., the Company and GSCP, Inc.
10.7	Stockholders Agreement, dated as of December 24, 2003, between Atlantic Express Transportation Group Inc. and its stockholders.
10.8	The Board of Education of the City of New York, serial no. 0070, dated July 19, 1979, is incorporated herein by reference.
10.9	The Board of Education of the City of New York, serial no. 8108 is incorporated herein by reference.
10.10	Extension and Eleventh Amendment of Contract for Special Education Pupil Transportation Services by and among The Board of Education of the City of New York, Amboy Bus Co., Inc. and Staten Island Bus, Inc.
10.11	The Board of Education of the City of New York, serial no. 9888 by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. is incorporated herein by reference.
10.12	Extension and Ninth Amendment of Contract for Regular Education Pupil Transportation Services, by and between The Board of Education of the City of New York and Amboy Bus Co., Inc.
10.13	Memorandum of Understanding, dated February 27, 2003, among The Board of Education of the City of New York and various school bus transportation providers, including Amboy Bus Co., Inc. and Staten Island Bus, Inc.
10.14	New York City Transit Authority Contract #00D7815B, dated July 2001, by and between New York City Transit Authority and Atlantic Paratrans, Inc.

10.15	Tax Sharing Agreement, dated as of December 22, 2000, between Atlantic Express Transportation Group Inc. and the Company.
10.16*	Senior Unsecured Term Note, dated as of August 5, 2004 among Atlantic Express Transportation Corp. and GSCP II Holdings (AE), L.L.C. and GSC Recovery II, L.P.
10.17*	Amendment No. 3 to Second Amended and Restated Loan and Security Agreement, dated October 14, 2004.
12.1*	Statement of Computation of Ratio of Earnings to Fixed Charges.
16.1*	Letter of Ernst & Young LLP, dated November 10, 2004.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Latham & Watkins LLP, special counsel to the Company (included in Exhibit 5.1).
23.2*	Consent of Ernst & Young LLP, dated November 10, 2004.
23.3*	Consent of BDO Seidman, LLP, dated November 10, 2004.
24.1	Power of Attorney.
25.1	Statement of Eligibility of The Bank of New York, as trustee, on Form T-1.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Registered Holders and DTC Participants.
99.4	Form of Letter to Clients.
99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*
Filed herewith

(B)
Financial Statement Schedules

        Schedules are omitted since the information required to be submitted has been included in the Supplemental Consolidated Financial Statements of the Company or the notes thereto, or the required information is not applicable.

Item 22. Undertakings

        The Registrant hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (4)   to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (5)   to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (6)   that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Atlantic Express Transportation Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Staten Island, State of New York, on November 12, 2004.

ATLANTIC EXPRESS TRANSPORTATION CORP.
By:	/s/ NEIL J. ABITABILO Neil J. Abitabilo Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on November 12, 2004.

SIGNATURE	TITLE

* Peter Frank	Chairman of the Board of Directors
* Domenic Gatto	Director, Chief Executive Officer and President (Principal Executive Officer)
* Matthew Kaufman	Director
/s/ NEIL J. ABITABILO Neil J. Abitabilo	Chief Financial Officer (Principal Financial and Accounting Officer)

* By:	/s/ NEIL J. ABITABILO Neil J. Abitabilo Attorney-in-Fact

        Pursuant to the requirements of the Securities Act, each of the Subsidiary Guarantors listed on Schedule A hereto certifies that it reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Staten Island, State of New York, on November 12, 2004.

On behalf of each Subsidiary Guarantor listed on Schedule A hereto.
By:	/s/ NEIL J. ABITABILO Neil J. Abitabilo Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on November 12, 2004.

SIGNATURE	TITLE

* Peter Frank	Chairman of the Board of Directors
* Domenic Gatto	Director, Chief Executive Officer and President (Principal Executive Officer)
* Matthew Kaufman	Director
/s/ NEIL J. ABITABILO Neil J. Abitabilo	Chief Financial Officer (Principal Financial and Accounting Officer)

* By:	/s/ NEIL J. ABITABILO Neil J. Abitabilo Attorney-in-Fact

EXHIBIT LIST

3.1	Restated Certificate of Incorporation of the Company is incorporated herein by reference.
3.2	Certificate of Amendment, dated November 19, 2003, to the Certificate of Incorporation of the Company.
3.3	Certificate of Amendment, dated April 20, 2004, to the Certificate of Incorporation of the Company.
3.4	Amended and Restated By-Laws of the Company.
4.1	Indenture, dated April 22, 2004, relating to the 12% Senior Secured Notes due 2008 and the Senior Secured Floating Rate Notes due 2008, among the Company, the guarantors party thereto and The Bank of New York, as trustee and collateral agent.
4.2	Registration Rights Agreement, dated April 22, 2004, between the Company and Jefferies & Company, Inc., as initial purchaser.
4.3	Warrant Agreement, dated April 22, 2004, between the Company and The Bank of New York, as warrant agent.
4.4	Equity Registration Rights Agreement, dated April 22, 2004, among the Company, Atlantic Express Transportation Group, Inc., and Jefferies & Company, Inc., as initial purchaser.
5.1*	Opinion of Latham & Watkins LLP, special counsel to the Company.
10.1	Second Amended and Restated Loan and Security Agreement, dated April 22, 2004.
10.2	Fourth Amended and Restated Employment Agreement, dated November 25, 2003, among, Atlantic Express Transportation Group Inc., the Company and Domenic Gatto.
10.3	Amendment, dated April 20, 2004, to Employment Agreement of Domenic Gatto.
10.4	Retention Agreement, dated December 24, 2003, between Atlantic Express Transportation Group Inc. and Peter Frank.
10.5	Employment Agreement, dated September 2, 2003, between Atlantic Express Transportation Group Inc., the Company and Neil Abitabilo.
10.6	Advisory Services Agreement, dated December 24, 2003, among Atlantic Express Transportation Group Inc., the Company and GSCP, Inc.
10.7	Stockholders Agreement, dated as of December 24, 2003, between Atlantic Express Transportation Group Inc. and its stockholders.
10.8	The Board of Education of the City of New York, serial no. 0070, dated July 19, 1979, is incorporated herein by reference.
10.9	The Board of Education of the City of New York, serial no. 8108 is incorporated herein by reference.
10.10	Extension and Eleventh Amendment of Contract for Special Education Pupil Transportation Services by and among The Board of Education of the City of New York, Amboy Bus Co., Inc. and Staten Island Bus, Inc.
10.11	The Board of Education of the City of New York, serial no. 9888 by and between The Board of Education of the City of New York and Amboy Bus Co., Inc. is incorporated herein by reference.
10.12	Extension and Ninth Amendment of Contract for Regular Education Pupil Transportation Services, by and between The Board of Education of the City of New York and Amboy Bus Co., Inc.
10.13	Memorandum of Understanding, dated February 27, 2003, among The Board of Education of the City of New York and various school bus transportation providers, including Amboy Bus Co., Inc. and Staten Island Bus, Inc.
10.14	New York City Transit Authority Contract #00D7815B, dated July 2001, by and between New York City Transit Authority and Atlantic Paratrans, Inc.
10.15	Tax Sharing Agreement, dated as of December 22, 2000, between Atlantic Express Transportation Group Inc. and the Company.
10.16*	Senior Unsecured Term Note, dated as of August 5, 2004 among Atlantic Express Transportation Corp. and GSCP II Holdings (AE), L.L.C. and GSC Recovery II, L.P.

10.17*	Amendment No. 3 to Second Amended and Restated Loan and Security Agreement, dated October 14, 2004.
12.1*	Statement of Computation of Ratio of Earnings to Fixed Charges.
16.1*	Letter of Ernst & Young LLP, dated November 10, 2004.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Latham & Watkins LLP, special counsel to the Company (included in Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP, dated November 10, 2004.
23.3*	Consent of BDO Seidman, LLP, dated November 10, 2004.
24.1	Power of Attorney.
25.1	Statement of Eligibility of The Bank of New York, as trustee, on Form T-1.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Registered Holders and DTC Participants.
99.4	Form of Letter to Clients.
99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*
Filed herewith

QuickLinks

SCHEDULE A SUBSIDIARY GUARANTORS
TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Company
The Exchange Offer
Terms of the Exchange Notes
Risk Factors
Summary Consolidated Financial and Other Data
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
MARKET SHARE, RANKING AND OTHER DATA
FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table(1)
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE REORGANIZATION
DESCRIPTION OF THE EXCHANGE NOTES
BOOK-ENTRY; DELIVERY AND FORM
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
VALIDITY OF THE SECURITIES
EXPERTS
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE INFORMATION
Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Report of Independent Public Accounting Firm
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Balance Sheets
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Operations
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Shareholder's Equity (Deficit)
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Cash Flows
Atlantic Express Transportation Corp. and Subsidiaries Consolidated Statements of Cash Flows
Atlantic Express Transportation Corp. and Subsidiaries Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT LIST